8/24

06016576

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pryme Oil and Gas Limited

*CURRENT ADDRESS Level 7, 320 Adelaide Street
Brisbane QLD 4000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

FILE NO. 82- 35010 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 9/5/06

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pryme Oil & Gas Limited

ABN

75 117 387 354

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. 75 c Options 3. 20 c Options 4. 20 c Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 9,122,894 Ordinary shares 2. 4,561,447 75 c Options 3. 3,500,000 20 c Options 4. 1,500,000 20 c Options

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary fully paid shares 2. Exercisable at 75c per share, expiry 30 June 2008. 3. Exercisable at 20c per share, expiry 30 June 2008. 4. Exercisable at 20c per share, expiry 30 June 2008

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Shares issued on exercise of option rank equally in all respects from the date of allotment 3. Shares issued on exercise of option rank equally in all respects from the date of allotment 4. Shares issued on exercise of option rank equally in all respects from the date of allotment
5	Issue price or consideration	1. 75c per share 2. Nil 3. Nil 4. Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In relation to the issue of Shares and 75 c Options, the purpose of the issue is to fund further 3-D Sesismic costs in South Louisiana project, funding of Wave Exploration joint venture projects and expenses of the offer. The purpose of the issue of the 20 c Options is to provide consideration to First Capital Corporate Limited, Craig Sceroler, James Stewart, Wave Exploration Group LLC, Don Ellison, and Belle Oil Inc for the services that they have or will in the future perform for the Company (as set out in the Company's Notice of General Meeting dated 19 June 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 June 2006

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	63,860,257	Ordinary shares
		4,561,447	$0.75 Options expiring on 30 June 2008
		3,500,000	$0.20 Options expiring on 30 June 2008
		1,500,000	$0.20 Options expiring on 30 June 2008

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,000	Partly Paid Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	None

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 June 2006
(Director/Company Secretary)

Print name: Justin Pettett

== == == == ==

+ See chapter 19 for defined terms.

PRYME OIL AND GAS LIMITED

ABN 75 117 387 354

SHORT FORM PROSPECTUS

For a non renounceable rights issue of 1 Share for every 6 Shares held by Shareholders (together with 1 free attaching option for every 2 Shares subscribed for) as at 5.00pm EST on 9 August 2006 at an issue price of 75 cents per Share to raise up to approximately $6,842,170 (Offer).

and

For the offer of 3,500,000 FCC Options to First Capital Corporate Ltd (FCC Offer) as approved by Shareholders in the General Meeting held on 20 July 2006

Manager to the Offer:
First Capital Corporate Ltd
(ABN 37 112 297 953)

IMPORTANT NOTICE

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act 2001. This Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type but refers to another document, the information of which is deemed to be incorporated in this Prospectus.

IMPORTANT NOTICE

This Prospectus is dated 28 July 2006.

A copy of this Prospectus was lodged with the ASIC on 28 July 2006. The ASIC takes no responsibility for the contents of this Prospectus.

No Securities will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus. Application will be made to ASX within seven (7) days after the date of this Prospectus for admission of the Shares offered by this Prospectus to Official Quotation.

This Prospectus will be issued in paper form and as an electronic Prospectus. The offer of Securities pursuant to this Prospectus is available to persons receiving an electronic version of this Prospectus in Australia. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to or accompanied by the complete and unaltered version of this Prospectus. During the offer period a person may obtain a hard copy of this Prospectus by contacting the Company.

Applicants should read this document in its entirety and, if in any doubt, consult with their professional advisers before deciding whether to apply for Securities. There are risks associated with an investment in the Company and the Securities offered under this Prospectus must be regarded as a speculative investment. The Securities offered under this Prospectus carry no guarantee with respect to return on capital investment or the future value of the Securities.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer of Securities in any place in which, or to any person to whom, it would not be lawful to make the Offer.

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type. Rather, the Prospectus incorporates by reference information contained in documents that have been lodged with the ASIC.

This Prospectus refers to the prospectus issued by the Company dated 3 March 2006 (**IPO Prospectus**).

In referring to the IPO Prospectus, the Company:

(a) identifies the IPO Prospectus as being relevant to the offers of Securities pursuant to this Prospectus and containing information that will provide investors and their professional advisers information to assist them in making an informed assessment of:

   (i) the rights and liabilities attaching to the Securities;

   (ii) the capacity of the Company to issue the Securities; and

(iii) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company;

(b) refers investors and their advisers to Section 5 of this Prospectus which summarises the information in the IPO Prospectus deemed to be incorporated in this Prospectus;

(c) informs investors and their advisers that they are able to obtain, free of charge, a copy of the IPO Prospectus by contacting the Company at its registered office during normal business hours between the date of this Prospectus and the Closing Date; and

(d) advises that the information in the IPO Prospectus will be primarily of interest to investors and their professional advisers and analysts.

CONTENTS

1. CORPORATE DIRECTORY

Directors

Mr John Dickinson (Non-Executive Chairman)

Mr Justin Pettett (Managing Director)

Mr Ryan Messer (Executive Director)

Mr Ananda Kathiravelu (Non-Executive Director)

Company Secretary

Mr Matthew Fogarty

Australian Business Number

75 117 387 354

Registered and Principal Office

Level 7, 320 Adelaide Street
BRISBANE QUEENSLAND 4000

Telephone: (07) 3371 1103
Facsimile: (07) 3371 1105

Postal Address
GPO Box 111
BRISBANE QLD 4001

Website
www.prymeoilandgas.com

Auditor

Moore Stephens
Level 25, 71 Eagle Street
BRISBANE QLD 4000

Share Registry

Advanced Share Registry Services*
110 Stirling Hwy
NEDLANDS WA 6009

Telephone: (08) 9389 8033
Facsimile: (08) 9389 7871

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 4, Next Building
16 Milligan Street
PERTH WA 6000

Manager to the Offer

First Capital Corporate Limited
Level 10
300 Adelaide Street
BRISBANE QLD 4000

*These entities have not been involved in the preparation of any part of this Prospectus and have not consented to being named in the Prospectus. Their names are included for information purposes only.

2. CHAIRMAN'S LETTER

28th July 2006

Dear Shareholder

The Board is pleased to offer Shareholders the opportunity to participate in a pro-rata 1 for 6 non-renounceable rights issue of Shares (together with one free attaching Option for every 2 Shares subscribed for).

All Shareholders registered as at 5.00 p.m. EST on 9 August 2006 are entitled to participate in the rights issue, on the basis of 1 Share for every 6 Shares held (together with one free attaching Option for every 2 Shares subscribed for).

The Closing Date for acceptances is 5.00 p.m. EST on 25 August 2006 (unless the Offer is extended).

The Company will apply to ASX for Official Quotation of the Shares and the Options.

The Company also makes an offer to FCC of 3,500,000 FCC Options as approved by Shareholders in the General Meeting of Shareholders held on 20 July 2006.

The Board takes this opportunity to thank Shareholders for their support since listing and looks forward to your continued support in the future.

Yours faithfully



Mr John Dickinson
Chairman

3. TIMETABLE AND IMPORTANT DATES FOR THE OFFER

EVENT	DATE
Prospectus lodged with ASIC and ASX	28 July 2006
Appendix 3B lodged with ASX	28 July 2006
Notice to be sent to Shareholders with details of the timetable, Appendix 3B and a statement that the Prospectus has been lodged with the ASX, and is available on the ASX website	1 August 2006
"Ex" date	2 August 2006
Record date for determining entitlements to Options	9 August 2006
Despatch Prospectus	11 August 2006
Closing Date	25 August 2006
Securities quoted on a deferred settlement basis	28 August 2006
Company notifies ASX of under subscriptions	30 August 2006
Deferred settlement trading ends and despatch date	4 September 2006

*The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Shares and Options are expected to commence trading on ASX may vary with any change in the Closing Date.

The Directors reserve the right to place, in their discretion, any Shortfall Securities within 3 months after the Closing Date, and the offer under this Prospectus for the Shortfall Securities remains open until this date (unless the Directors resolve to close the offer earlier).

4. INVESTMENT OVERVIEW

4.1 Important Notice

This section is not intended to provide full information for investors intending to apply for the Securities offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

4.2 Summary of the Offer and FCC Offer

Offer price:	$0.75
Number of Shares offered under Offer:	9,122,894
Number of Options offered under the Offer:	4,561,447
Number of FCC Options offered under the FCC Offer:	3,500,000
Funds raised before expenses of Offer:	$6,842,170

4.3 Purpose of the Offer

To raise additional working capital to fund the shooting and subsequent data processing of up to 90 square miles (57,600 acres) of 3-D seismic data in the Company's 3-D seismic Project in South Central Louisiana. In addition capital raised will be used to fund the leasing, acquisition and ancillary 2-D and 3-D seismic in the Wave Exploration Joint Venture Projects. Further details about the progress of each of these Projects are contained within section 7.2 of this Prospectus.

4.4 Use of Proceeds

It is intended to apply the funds raised from the Offer as follows*:

Description	Minimum Subscription	If Offer is fully subscribed $
Further 3-D Seismic costs in south central Louisiana project	$1,110,715	$3,467,815
Funding of Wave Exploration JV projects	$285,000	$2,985,000
Expenses of Offer	$104,285	$389,355
Total	$1,500,000	$6,842,170

* Assumes that the Offer is fully subscribed.

In the event that the number of Shares subscribed for under the Offer is less than full subscription (of 9,122,894 Shares), the Company will scale back from its intended use of the proceeds of the Offer (less expenses) in the following order:

(a) Funding of the Wave Exploration JV projects by up to $2,700,000; and

(b) Funding further 3-D Seismic costs in south central Louisiana project by up to $2,357,100.

No funds will be raised pursuant to the FCC Offer.

4.5 Capital Structure

The capital structure of the Company following completion of the Offer and FCC Offer is summarised below:

Shares	**Number**
Shares on issue at the date of Prospectus	54,737,363
Shares now offered under the Offer[1]	9,122,894
Total Shares on issue at completion of the Offer and FCC Offer[2]	63,860,257

Options	**Number**
Existing options on issue at the date of Prospectus	1,500,000
Options now offered under the Offer	4,561,447
FCC Options offered under FCC Offer	3,500,000
Total options on issue at completion of the Offer &FCC Offer[3]	9,561,447

Notes:

[1] The Company has 10,000 partly paid shares on issue. The Board has, in accordance with the Constitution of the Company, resolved to forfeit those partly paid shares and will determine at a later date whether to sell those shares or otherwise deal with them. Accordingly, the Offer does not extend to the partly paid shares.

[2]Assumes that the Offer is fully subscribed. Also, as noted in note 1 above, the Company has 10,000 partly paid shares on issue.

[3]An additional 21,286,753 Options are proposed to be offered to shareholders pursuant to an Entitlement Issue to be undertaken by a prospectus to be lodged shortly after the closure of the Offer under this Prospectus. Refer to Section 7.1 for further details.

5. DETAILS OF THE OFFERS

The Company is making 2 separate offers pursuant to this Prospectus, namely the Offer to Shareholders by way of a non-renounceable rights issue (**Offer**) and the FCC Offer.

5.1 The Offer

The Company is making a pro-rata non-renounceable rights issue to Shareholders who are registered as at 5.00 p.m. EST on 9 August 2006 (**Record Date**), of up to 9,122,894 Shares at an issue price of seventy-five cents (75 cents) each (together with one free attaching Option for every 2 Shares subscribed for) to raise up to approximately $6,842,170 (before costs of the Offer).

The Shares will be offered on the basis of 1 Share for every 6 Shares held on the Record Date (with one free attaching Option for every 2 Shares subscribed for).

The maximum number of Securities which could therefore be issued under the Offer is 9,122,894 Shares and 4,561,447 Options.

In the calculation of any entitlement, fractions will be rounded up to the nearest whole number.

This Offer is made on a non-renounceable basis such that Shareholders who are registered as at the Record Date may not sell or transfer all or part of their Entitlement.

The Shares offered under this Prospectus will rank equally with the existing Shares on issue. Please refer to Section 9.1 of this Prospectus for a summary of the rights attaching to the Shares offered pursuant to this Prospectus.

The Options offered under the Offer will be on the terms and conditions set out in Section 9.2 of this Prospectus.

5.2 Entitlement

The number of Shares and Options to which each Shareholder is entitled is shown on the enclosed Entitlement and Acceptance Form.

Shareholders may accept their entitlement in full or in part by returning a completed Entitlement and Acceptance Form to the Company by no later than 5.00 p.m. EST on the Closing Date.

5.3 Manager to the Offer

By letter agreement dated 28 July 2006 the Company engaged First Capital Corporate Limited to act as financial and corporate advisor in relation to the Offer on a best endeavours basis. First Capital Corporate Limited is a related party of the Company and will be entitled to receive a fee of 5% of the total amount raised under this Prospectus. Assuming the Offer is fully subscribed, First Capital Corporate Limited will receive a total fee of approximately $342,108.

5.4 Minimum Subscription -Offer

The minimum subscription of the Offer is $1,500,000. No Shares or Options will be allotted or issued by this Prospectus in respect of the Offer until the minimum subscription is reached. If the minimum subscription is not received within 4

months after the date of this Prospectus all application monies will be refunded in accordance with the Corporations Act.

5.5 Oversubscriptions

Oversubscriptions will not be accepted.

5.6 Acceptance

This Offer may be accepted in whole or in part. Acceptance and payment in full of 75 cents per Share must be received before the Closing Date. Instructions for completion and lodgement of acceptances are set out on the back of the enclosed Entitlement and Acceptance Form.

5.7 Action Required

If you wish to take up all of your Entitlement, complete the enclosed Entitlement and Acceptance Form in accordance with the instructions set out in the form and lodge the form together with your cheque for the amount shown on the form so that it reaches the Company:

By Post: Pryme Oil and Gas Limited, GPO Box 111, Brisbane, Queensland 4001.

or

By Hand: Level 7, 320 Adelaide Street, Brisbane, Queensland 4000.

by no later than the Closing Date.

Cheques and drafts should be drawn on and payable at any Australian bank and be made payable to "Pryme Oil and Gas Limited - Rights Issue" and crossed "Not Negotiable".

If you wish to take up part of your Entitlement, complete the enclosed Entitlement and Acceptance Form in respect of the Shares you wish to take up in accordance with the instructions set out in the form and lodge the form together with your cheque for the relevant amount (being the number of Shares you wish to take up, multiplied by 75 cents per Share) so that it reaches the Company by no later than the Closing Date.

If you do not wish to take up any of your Entitlement, you do not need to take any action and your Entitlement to the Shares (together with the relevant number of free attaching Options) will lapse.

5.8 Closing Date

The Closing Date for the Offer is 5.00 pm EST on 25 August 2006. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Shares and Options are expected to commence trading on ASX may vary with any change in the Closing Date.

5.9 Offer Period

The Prospectus will be despatched to Shareholders on 11 August 2006.

5.10 Shortfall

The Directors reserve the right to place, at their discretion, any Shortfall Securities within 3 months after the Closing Date on the same terms and conditions as those Securities issued to Shareholders under the Offer and as allowed by Exception 3 in ASX Listing Rule 7.2, and the Offer under this Prospectus for the Shortfall Securities remains open until that date (unless the Directors resolve to close earlier).

The Directors reserve the right to issue Shortfall Securities pursuant to any Shortfall Application Forms at their absolute discretion. Related parties (as defined in the ASX Listing Rules) cannot participate in a placement of the Shortfall Securities.

5.11 The FCC Offer

By this Prospectus, and in accordance with the shareholder approval obtained at the General Meeting, the Company makes an offer to First Capital Corporate Ltd of 3,500,000 FCC Options for nil cash consideration. As disclosed in the Notice of Meeting the FCC Options are being provided to First Capital Corporate Ltd in consideration for the provision by First Capital Corporate Ltd of marketing, promotional, strategic advice and introduction to investor network services to the Company. Only First Capital Corporate Ltd may accept the FCC Offer. Accordingly, do not complete the FCC Offer Application Form unless requested by the Directors.

5.12 How to Apply for FCC Options under the FCC Offer

Applications for the FCC Options must be made using the FCC Offer Application Form attached to or accompanying this Prospectus and be delivered to the Company within 5 days of the date of this Prospectus.

5.13 Underwriting

Neither the Offer nor the FCC Offer are underwritten.

5.14 Allotment

It is anticipated that allotment of Securities offered under the Offer by this Prospectus will take place in accordance with the timetable set out in Section 3 of this Prospectus.

Prior to allotment of the Securities under the Offer, all application monies will be held in trust for applicants. The Company will retain any interest earned on the application monies.

The Company intends to issue and allot the FCC Options immediately following receipt of the FCC Offer Application Form.

5.15 ASX Quotation

Application to ASX for admission of the Shares, Options and FCC Options to Official Quotation will be made by the Company within seven (7) days of the date of this Prospectus. If the Shares and Options under the Offer are not admitted to Official Quotation on ASX within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Shares and Options offered under the Offer will be granted. If the FCC Options are not admitted to Official Quotation on ASX within three (3)

months after the date of this Prospectus or such longer period as permitted by the Corporations Act none of the FCC Options offered under the FCC Option Offer will be granted. In either of those circumstances, all applications will be dealt with in accordance with Section 724 of the Corporations Act.

5.16 Overseas Shareholders

Only Shareholders who are registered as at 5.00 p.m. EST on the Record Date with registered addresses in Australia and New Zealand will be able to participate in the Offer. To make the Offer in any other jurisdiction may constitute a violation of application securities laws. The Directors believe that it is unreasonable to make the Offer to Foreign Shareholders, having had regard to the number of Shareholders in the relevant jurisdictions, the number and value of Shares those Shareholders would be offered and the cost of complying with the securities legislation of those jurisdictions.

Accordingly, the Offer is not being made, and no Shares or Options will be issued to, any Shareholders whose registered address is in a country other than Australia or New Zealand. This Prospectus is being sent to Foreign Shareholders for information purposes only. No Entitlement and Acceptance Form will be sent to Foreign Shareholders.

5.17 CHESS

The Company participates in the Clearing House Electronic Subregister System (**CHESS**). CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd (**ASTC**), a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the ASTC Settlement Rules,

Under CHESS, the Company will not issue certificates to investors. Instead, subscribers will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement to the investor.

5.18 Risk Factors

Prospective investors in the Company should be aware that subscribing for Shares through this Prospectus involves a number of risks. These risks are set out in Section 10 this Prospectus and investors are urged to consider those risks carefully (and if necessary, consult their professional adviser) before deciding whether to invest in the Company.

The risk factors set out in Section 10, and other general risks applicable to all investments in listed securities not specifically referred to, may in the future affect the value of the Shares. Accordingly, an investment in the Company should be considered speculative.

5.19 Financial Forecasts

The Directors have considered the matters set out in ASIC Policy Statement 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the operations of the Company are inherently uncertain. Accordingly, any forecast or projected information would contain such a broad range of potential outcomes and possibilities that it is not possible to prepare a reliable best estimate forecast or projection.

5.20 Enquiries

If you have any questions concerning your entitlement, please contact the Company on + 61 7 3371 1103 or facsimile 61 7 3371 1105, or contact your professional adviser.

5.21 Privacy Statement

The Company collects information about each Applicant from an Application Form for the purposes of processing the Application Form and, if the Applicant is successful, to administer the Applicant's security holding in the Company.

By submitting an Application Form, each Applicant agrees that the Company may use the information in the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the Company's share registry, the Company's related bodies corporate, agents, contractors and third party service providers, (including mailing houses), ASX, the ASIC and other regulatory authorities.

If an Applicant becomes a security holder of the Company, the Corporations Act requires the Company to include information about the security holder (name, address and details of the securities held) in its public register. This information must remain in the register even if that person ceases to be a security holder of the Company. Information contained in the Company's registers is also used to facilitate distribution payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.

If you do not provide the information required on the Application Form, the Company may not be able to accept or process your application.

6. INFORMATION DEEMED TO BE INCORPORATED

6.1 Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type, however it incorporates by reference information contained in a document that has been lodged with the ASIC.

The Company informs investors and their professional advisers that they are able to obtain, free of charge, a copy of the IPO Prospectus by contacting the Company at its registered office during normal business hours until the Closing Date. The IPO Prospectus will also be available by searching the ASIC's records in relation to the Company.

Set out below is a summary of the information contained in the IPO Prospectus that is deemed to be incorporated in this Prospectus to assist investors and their professional advisers to determine whether, for the purposes of making an informed investment decision in relation to the issue of the Shares pursuant to this Prospectus, they should obtain a copy of the IPO Prospectus.

The Sections referred to below are a reference to sections in the IPO Prospectus of the Company.

IPO Prospectus

Chairman's Letter (Page 6)

This section of the IPO Prospectus contains information regarding the Company's broad strategy, discussions of the Company's focus on growth and diversity, discussions on the increased global energy consumption and resulting high oil and gas prices and the desire by the Company to acquire further projects in the oil and gas industry.

Section 1 - Corporate Summary (Page 8)

This section of the IPO Prospectus contains a summary of the Company's history and the conditional acquisitions of oil fields by the Company following the date of the IPO Prospectus.

Section 2.1 - Company Strategy (Page 9)

This section of the IPO Prospectus contains a summary of the proposed strategy of the Company to further test and develop several hydrocarbon prospects in LaSalle Parish Louisiana, the Louisiana Prairie and potentially the United States Gulf Coast region, the Midwest and the Rocky Mountains.

Section 2.2 - LaSalle Parish Project Overview (Page 10)

This section of the IPO Prospectus contains a summary of the LaSalle Parish project.

Section 2.3 - Exploration and Development (Page 13)

This section of the IPO Prospectus contains a summary of the exploration and development in the testing of the Louisiana Prairie Venture (**LPV**) for oil and gas

with three-dimensional seismic technology, the use of the modern three-dimensional seismic methodology and the timeline of events and strategy on the LPV.

Section 3 – The Industry (Page 17)

This section of the IPO Prospectus contains a summary of the natural gas and oil supply and demand in the United States and other parts of the world.

Section 4 – Details of the Offer (Page 19)

This section of the IPO Prospectus contains a summary of the offer made in the IPO Prospectus.

Section 5 – Directors and Corporate Governance (Page 23)

This section of the IPO Prospectus contains a summary of the Company's Directors and corporate governance policy.

Section 6 – Independent Geologist's Report (Page 26)

This section of the IPO Prospectus contains an independent geologist's report prepared by Certified Petroleum Geologists dated 13 February 2006 on the Ruth Point Field, the Northwest Rogers Area, the Petro Unit el al Lease, the Shirley State area, the Ward Lease and the LA Pacific SU65 Ray 2-6 SU 56.

Section 7 – Investigating Accountant's Report (Page 61)

This section of the IPO Prospectus contains an investigating accountant's report prepared by Moore Stephens dated 3 March 2006.

Section 8 – Financial Report

This section of the IPO Prospectus contains the Profit and Loss Statement for the Company for the year ended 31 December 2005.

Section 9 – Risk Factors (page 76)

This section of the IPO Prospectus contains a summary of the risk factors that may impact on the performance of the Company including:

(a) exploration and development risks;

(b) reliance on key personnel;

(c) oil and gas volatility;

(d) reserves and resource estimates;

(e) foreign exchange risks;

(f) title and title options;

(g) environmental risks;

(h) competition;

(i) additional requirements for capital;

(j) regulatory;

(k) general economic and political risks;

(l) joint venture parties, contractors and contractual disputes;

(m) insurance;

(n) potential acquisitions; and

(o) speculative investment.

Section 11 - Additional information (Page 83)

This section of the IPO Prospectus contains additional information including:

(a) rights attaching to shares in the Company;

(b) status of partly paid shares;

(c) disclosure of relevant interests in the Company;

(d) remuneration of directors of the Company;

(e) fees and benefits to be rendered in connection with the formation or promotion of the Company and the offer of shares in the IPO Prospectus;

(f) consents of parties in relation to their roles;

(g) ASX restriction on shares;

(h) expenses of the offer of shares in the IPO Prospectus;

(i) litigation;

(j) electronic receipt of the IPO Prospectus; and

(k) taxation consequences of acquiring and disposing of shares.

7. COMPANY OVERVIEW

7.1 Overview and Reference to IPO Prospectus

The Company has been included in the Official List of ASX since 19 April 2006.

A comprehensive overview of the Company is set out in the IPO Prospectus that was lodged with ASIC on 3 March 2006. Persons considering subscribing for Securities under this Prospectus should refer to Section 6 of this Prospectus for a summary of the information contained in the IPO Prospectus deemed to be incorporated in this Prospectus.

Pryme was admitted to the Official List on 19 April 2006 with official quotation of its Shares commencing on 21 April 2006.

Under the ASX Listing Rules, 13,434,000 Shares were subject to escrow restrictions. The number of Shares and periods of escrow are as follows:

(a) 10,134,000 Shares for 24 months from the date of official quotation of Shares; and

(b) 3,300,000 Shares for 12 months from their date of issue.

The balance of the issued Shares of the Company, being 41,303,363 Shares, are quoted on ASX.

The Company has 10,000 partly paid shares on issue, which the Board has resolved to forfeit in accordance with the Company's Constitution. The Board will determine at a later date whether to sell those shares or otherwise deal with them.

The Company currently has 1,500,000 options on issue. As announced on 6 July 2006 the Company intends to undertake an entitlement issue of Options to Shareholders on the basis of 1 Option for every 3 Shares held at an issue price of 5 cents per Option. It is intended that a prospectus for the entitlement issue will be lodged with ASIC shortly after completion of the Rights Issue under this Prospectus.

7.2 Update on activities of the Company since IPO Prospectus

The Company is currently involved in three major projects throughout Louisiana in the United States. The first being a producing oil asset located in LaSalle Parish, Louisiana called the LaSalle Parish Project. The second is a three dimensional seismic data acquisition and processing project located in South Central Louisiana (**South Central Louisiana 3-D Seismic Project**) and the third a joint venture development agreement with Wave Exploration LLC all of which are detailed further below.

Summary and Highlights

- Purchase of interest in the LaSalle Parish Project.
- Additional interest in the LaSalle Parish Project acquired.
- First successful delineation test drilled in the LaSalle Parish Project.

- A majority interest of 52% working interest (Approx. 39%NRI) secured in large South Central Louisiana 3-D Seismic Project.

- Joint Venture Development Agreement with Wave Exploration Group LLC of the Woodlands, Texas USA, and Baton Rouge, Louisiana (**Wave**) to secure and develop various 2-D and 3D oil and gas prospects throughout the State of Louisiana.

- Securing the Kestrel Prospect opportunity which is the first of the Wave joint venture projects.

(a) **LaSalle Parish Project**

The Company currently owns the interest set out below in the LaSalle Parish Project. The LaSalle Parish Project is approximately 20 miles northeast of Alexandria, Louisiana. The area is geologically known as the "LaSalle Arch", which is oil productive from Wilcox sands that are Eocene Age. The Wilcox sands in this area are characterized by prolific, long-life oil production.

The Project comprises 22 oil wells, several with "stacked" oil formations that have been undeveloped, six formation water disposal wells and associated facilities, all of which are located in six separate fields with leases covering an area of approximately 1,125 acres as set out below:

Field Name	Interest	Oil wells	SWD wells	Acreage
Routh Point Field	13.00%	7	1	425 acres
Northwest Rogers Area	21.50%	6	1	80 acres
Petro Hunt et al Boot				
Hill Lease	20.20%	3	1	120 acres
Shirley State Area	12.40%	2	1	260 acres
Ward Lease	8.25%	2	1	160 acres
LA Pacific SU65				
Ray 2-6SU 56	8.00%	2	1	80 acres

Note: SWD means Salt Water Disposal

Pryme initially purchased its interest in the LaSalle Parish Project on Wednesday the 19th of April 2006 with completion of the assignment of all working interests' rights, title and ownership to Pryme occurring on that day. Pryme paid US$3,110,000 in cash and 3,300,000 ordinary shares to Mr Jay Stewart and Craig J Sceroler Inc for the working interest. The effective date of the purchase was April 1st 2006, so that Pryme had accrued 19 days of April oil production to be sold at the end of that month.

Pryme increased its working interest in the producing LaSalle Parish Project in Louisiana in July, boosting its projected cash flow. The additional stake was purchased from Miami-based Anglo Energy Company Inc. on the 5th of July 2006. The consideration paid was 2,667,000 fully paid shares in Pryme. The additional interest in the LaSalle Parish Project had the effect of increasing Pryme's current net cash flows by approximately 50% based on May 2006 revenue and expense statements from the fields.

Reserve Study

A reserve study was conducted on Pryme's interest in the LaSalle Parish Project. The report was written by R.A. Lenser & Associates of Houston, Texas, an established reservoir engineering firm with large and small corporate clients and known for producing bankable reserve analyses (see: www.ralenser.com). The study was made via the "Deterministic" method, the only one approved by the U.S. Securities & Exchange Commission.

The study, which includes all of Pryme's new aggregate interests on a current basis, shows gross Proved and Probable reserves at LaSalle Parish of 2,869,339 barrels and 320,717 net to Pryme. Proved reserves total 2,610,460 gross barrels and 287,971 net, while Probable reserves are 258,879 gross barrels and 32,746 net. No Possible reserves were calculated.

This equates to a purchase price of US$15.62 per barrel in the ground when dividing the total amount of net reserves to Pryme by the total purchase price paid for the interests.

The LaSalle Parish Project production is close to 15,000 barrels of oil per month at the time of writing this Prospectus of which Pryme's share of this is approximately 1,400 barrels of oil per month. The Company believes it can increase this production rate through development drilling which is continuing in the LaSalle Parish Project. The first step-out well was drilled on the 6th of June in the Shirley State Area called the SU118 No.2. The second development well has been staked and permitted and is awaiting a drilling rig in the Routh Point Field called the WX F RA SUA; Coleman No.6 well.

SU118 No.2 well, LaSalle Parish, Louisiana

The SU118 No.2 step-out well was successfully drilled to a total depth of 4,400 feet (1,341 metres) and encountered five feet of the G-1 sand. A core analysis indicated excellent permeability and the completion of the well has begun with the running of well casing. Commercial oil shows were also recovered from two other secondary objectives, the F-1 and the F-4 sands which each contained 4 feet of pay. Marginal oil shows were also recovered from the C-2 sand and the F-2 intervals. The F-1 and the F-4 zones will be kept as Proved, Undeveloped formations for future recompletion up the hole.

Pryme has a 10% working interest (7.5% net revenue interest) in the SU118 well, which is operated by Belle Exploration Inc of Natchez, Mississippi. The G-1 sand is currently producing at a rate of +/- 75 barrels of oil a day to the south and has cumulative production that exceeds 56,000 barrels since December 2003. Pryme will continue to drill for the balance of this year.

(b) **South Central Louisiana 3-D Seismic Project**

Under the Development Agreement with Big Pine Petroleum, Inc., of Downsville, Louisiana and Jennings Resource LLC, of Mandeville, Louisiana Pryme will fund and own an 80.8% interest in the 3-D seismic

shoot in the south central Louisiana trend area. This will give Pryme the right to a 52% working interest to explore and drill prospects in the onshore trend area in south central Louisiana that is highly prospective for oil and gas at several intervals between 2,000ft and 15,000ft. This seismic project covers territory up to 90 square miles (57,600 acres) within an area of mutual interest of some 200 square miles (128,000 acres.) Our objective is to test and develop zones that may be indicated as prospective via the forthcoming 3-D seismic program which may include the "WEA" (wavelet energy absorption) attribute.

The group that is driving this initiative is composed of Louisiana geologists, geophysicists and a petroleum engineer, all of who hold a stake in the Company and have successful track records in exploration in the region. Two out of three of Pryme's executive management, both living in the United States, are members of this project team.

The sequence of events is as follows:

- Permit and option (if possible) prospective acreage.
- Drill shot holes and shoot three dimensional seismic over prospective acreage.
- Process and evaluate 3-D data.
- Derive and high-grade prospects from data evaluation.
- Drill prospects.

The Company currently has over 25,000 acres permitted to shoot 3-D seismic and is planning to begin drilling the shot holes in early September to gather the 3-D data. This process usually takes 3 months based on a shoot of this size taking the Company through to the end of November at which point the data will be processed and ready to view at the end of the year early 2007. If successful, a drilling program will commence in the first quarter of 2007. The 3-D data collected will be in addition to 250 miles of existing 2-D seismic data owned by Pryme that identifies several drillable prospects in the same region.

(c) **Wave Exploration Projects**

In May 2006, Pryme signed a Joint Venture Development Agreement with Wave for the first right of refusal to fund the lease and option costs to secure various project acreage, along with any ancillary 2-D or 3-D data required to on-sell projects to third parties for a profit, while keeping a minimum 20 per cent working interest, also on a "first right of refusal" basis.

Pryme will receive 100 per cent of its funding capital back from third-party investors prior to the booking of a rig to drill the prospects. Pryme will also share in 45 per cent of any cash profits, overrides or carried working interests for its seed-capital role in the project, with Wave receiving 55 per cent.

The scope of projects being targeted by Wave include large oil and intermediate natural gas reserve type targets confirmed with analogue shows or production, and 2-D or 3-D seismic data. In the first Wave

project, the Kestrel Prospect, Pryme and Wave have a combined working interest of 100% in the prospect with Pryme's working interest as high as 80%, depending upon the ultimate negotiated trade for the capitalization of the prospect (as described in more detail below)

Kestrel Prospect, Calcasieu Parish, Louisiana

Pryme, under the Joint Venture Agreement with Wave, will earn 45% of all promotes including overrides, carried working interests and cash fees. The Kestrel Prospect has a two well potential and is located on 300 consolidated acres that would be drilled to 13,500 feet, targeting four "Hackberry" natural gas and condensate (oil) sands. Two wells should effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Hackberry in this general area.

The location has also been confirmed by 3-D seismic data. Approximately 6,500,000 barrels of oil and 101 billion cubic feet of gas have been produced in the vicinity of the Kestrel Prospect, in what is postulated to be from separate reservoirs. The Kestrel Prospect will be drilled on a 200-acre horst block 300 feet up dip and upthrown to a well that produced 1.2 BCF from a Hackberry Sand.

The budgeted cost outlay by Pryme to secure the prospect is US$101,250. Based on the trade terms to be offered to third parties, Pryme will receive all of its outlaid capital back in the prospect plus an US$80,000 cash fee prior to drilling. A 0.8% overriding royalty interest and an 8% carried working interest will be Pryme's objective during trade negotiations with third-parties.

The trade package for the on-sale of the Kestrel Prospect is due to be released in early August.

Raven Prospect, Lincoln Parish, Louisiana

Pryme and Wave have a combined working interest of 100% in the prospect with Pryme's participating working interest expected to be as high as 65%, depending upon the ultimate negotiated trade for the capitalisation of the Prospect. In addition, Pryme, under its joint venture agreement with Wave, will earn 45% of all promotes including overrides, carried working interests and cash fees, that may be received from the project.

Leasing of the prospect acreage has begun and is expected to be finalised in the coming months, with the drilling of the first well scheduled to begin in the second quarter of 2007.

The Raven Prospect exists along a very prolific gas fairway of Cotton Valley marine bars in the Lincoln Parish. The prospect is targeting 10,000 foot Cotton Valley sands and is located on 4000 consolidated acres. Pryme anticipates that six to 10 wells should be sufficient to effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Cotton Valley area.

The budgeted cost outlay by Pryme to secure the prospect is US$1,040,000. Based on the trade terms to be offered to third parties,

Pryme will receive all of its outlaid capital back in the prospect plus a US$160,000 cash fee prior to drilling. A 0.8% overriding royalty interest and an 8% carried working interest will be Pryme's objective during trade negotiations with third-parties.

The Directors continue to review opportunities.

Introduction of the Directors' Incentive Option Plan (DIOP)

The Company has introduced the DIOP with the objective of recognising performance of the Directors in managing the Company's growth and market performance targets during a 3 year performance period commencing from 1 July 2006 and ending on 30 June 2009.

Only Directors who perform strategic and management functions and contribute to the growth of the Company's business activities will be eligible to participate in the DIOP.

A summary of the terms of the DIOP is provided in Annexure A to this Prospectus.

Introduction of the Directors' Share Incentive Plan (DSIP)

The Company has introduced the DSIP with the objective of recognising performance of the Directors in managing the Company's growth and market performance targets during a 3 year performance period commencing from 1 July 2006 and ending on 30 June 2009.

Only Directors who perform strategic and management functions and contribute to the growth of the Company's business activities will be eligible to participate in the DSIP.

A summary of the terms of the DSIP is provided in Annexure B to this Prospectus.

Advisory Committee

Pryme has established an advisory committee to assist the Board in assessment of projects. Pryme has initially appointed the following people to the Advisory Committee:

Donald Ellison (Don)

Donald Ellison will be Pryme's Advisory member for Petroleum Engineering. Don holds a degree in Petroleum Engineering from the University of Missouri School of Mines. His singular domestic career has involved the engineering management of Lake Pasture Field, the third-largest oil and gas reserve in Texas; two significant oil and gas discoveries in Oklahoma that each have cumulative production of several million barrels of oil and several billion cubic feet of natural gas and a successful gas/condensate resource development project in East Texas.

Outside of the US, Ellison was the first US citizen to successfully establish a joint venture for the product of oil and associated gas in the former Soviet Union, when in 1989 he entered into oil resource development accords with Tatneft, the state-owned oil and gas company of the

Republic of Tatarstan. His company, Ellison Engineering, conducts reservoir engineering studies, project management of oil and gas drilling, completions and product operations, coalbed methane project consulting, plus thermal and wind power project co-development.

James R Stewart (Jay)

James Stewart will be Pryme's Advisory member for Geology, Petroleum Land and Environmental Studies. Jay graduated with Honors from the University of Southern Mississippi in 1982. Stewart holds a Bachelor of Science degree in Geology. His accomplishments and areas of activity include Geologist and Petroleum Land and Environmental Affairs Consultant since December 1983 for various companies in Mississippi, Louisiana, Arkansas, Alabama, Kentucky and Texas. For the past 10 years Stewart has utilised his land and geological talent in aggregating considerable wealth for his own account and for the account of others. He has been focused on oil and gas prospect generation in north Louisiana, during which time Stewart also managed the land and mineral leasing rights for two JV partnerships centred in the Wilcox Basin.

Stewart's consulting work has included working with environmental compliance departments in the states of Alabama, Arkansas, Kentucky, Louisiana and Mississippi. He has represented clients in all environmental aspects, including site testing evaluation, documentation, proposing test methods and remediation plans acceptable to the State.

8. FINANCIAL INFORMATION

Set out below is:

(a) an unaudited pro forma consolidated statement of financial position of the Company as at 31 May 2006;

(b) an unaudited pro forma consolidated statement of financial position of the Company as at 31 May 2006 incorporating the effect of the Offer, the FCC Options and issue of options as approved in the General Meeting.

	Unaudited Actual 31/05/2006	Pro forma Transactions	Pro forma 31/05/2006
Assets			
Current Assets			
Cash at Bank	1,259,161	6,452,816	7,711,977
Other Debtors	507,918		507,918
Revenue Receivable	99,529		99,529
Total Current Assets	1,866,609		8,319,424
Non-Current Assets			
Interests in Oil & Gas Ventures			
Turner Bayou, LLC	732,722		732,722
LaSalle Parish	4,673,322		4,673,322
Total Interest in Oil & Gas Ventures	5,406,044		5,406,044
Fixed Assets	7,593		7,593
Formation Costs	1,077		1,077
Total Non-Current Assets	5,414,714		5,414,714
Total Assets	7,281,322		13,734,138
Liabilities			
Current Liabilities			
Vouchers Payable	43,689		43,689
Trade Creditors	35,000		35,000
GST Liabilities	-49,323		-49,323
Total Current Liabilities	29,366		29,366
Non-Current Liabilities	-		-
Total Liabilities	29,366		29,366
Equity			
Paid Up Capital	7,425,747	6,452,816	13,878,563
Exchange Reserve	-75,711		-75,711
Net Income/loss	-98,080		-98,080
	7,251,956		13,704,772
Total Liabilities & Equity	7,281,322		13,734,138

Pro forma Transactions

1. An entitlement issue of 1 share for every six shares held at the date of this prospectus.

Shares issued at the date of this prospectus	54,737,363
1 in 6 share offer @ 75 cents	$6,842,170
Less: Issue costs	$389,355)
	$6,452,815

2. The following options were assigned under this placement offer:

   - One option for every 2 shares purchased amounting to 4,561,447 options
   - Options offered to FCC of 3,500,000

Subsequent to 31 May 2006 shares were issued for the acquisition of the following projects:

- Turner Bayou LLC 1,180,363 shares
- La Salle Parish 2,667,000 shares

9. RIGHTS ATTACHING TO SHARES

9.1 Rights attaching to Shares

Full details of the rights attaching to Shares are set out in the Company's Constitution a copy of which can be inspected, free of charge, at the Company's registered office during normal business hours.

The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders.

All Shares issued pursuant to the exercise of Options issued under this Prospectus will, from the time they are issued, rank pari passu with the Company's existing Shares.

The following are the more important rights, privileges and restrictions attaching to the Shares:

(a) General Meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act and the Constitution of the Company.

(b) Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

(i) each shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii) on a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote; and

(iii) on a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid shares shall have such number of votes being equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable in respect of Shares (excluding amounts credited).

(c) Dividend Rights

Subject to the rights of persons (if any) entitled to shares with special rights to dividend the Directors may declare a final dividend out of profits in accordance with the Corporations Act and may authorise the payment or crediting by the Company to the shareholders of such a dividend. The Directors may authorise the payment or crediting by the

Company to the shareholders of such interim dividends that the Directors determine. Subject to the rights of persons (if any) entitled to shares with special rights as to dividend all dividends are to be declared and paid according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such Shares in accordance with Part 2H.5 of Chapter 2H of the Corporations Act. Interest may not be paid by the Company in respect of any dividend, whether final or interim.

(d) Winding-Up

If the Company is wound up, the liquidator may, with the authority of a special resolution of the Company, divide among the shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the authority of a special resolution of the Company, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other Shares in respect of which there is any liability. Subject to the rights of shareholders (if any) entitled to shares with special rights in a winding-up and the Corporations Act all monies and property that are to be distributed in proportion to the shares held by them respectively irrespective of the amount paid-up or credited as paid-up on the shares. Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to members, shares classified by ASX as restricted Shares at the time of the commencement of the winding up shall rank in priority after all other shares.

(e) Transfer of Shares

Generally, shares in the Company are freely transferable, subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act or the Listing Rules.

(f) Variation of Rights

Pursuant to Section 246B of the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of shareholders vary or abrogate the rights attaching to shares.

If at any time the share capital s divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

9.2 Options under the Offer

The terms and conditions of the Options offered under the Offer are:

(a) The Options will expire at 5.00pm Australian Eastern Standard Time on 30 June 2008 (**Expiry Date**). Any Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(b) Each Option gives the Option holder the right to subscribe for one Share. To obtain the right given by each Option, the Option holder must exercise the Options in accordance with the terms and conditions of the Options.

(c) The exercise price payable upon exercise of each Option will be $0.75 Australian (**Exercise Price**).

(d) All or part of the Options may be exercised at any time prior to the Expiry Date, from time to time.

(e) An Option holder may exercise their Options by lodging with the Company, before the Expiry Date:

    (i) a written notice of exercise of Options specifying the number of Options being exercised; and

    (ii) a cheque or electronic funds transfer for the Exercise Price for the number of Options being exercised;

    (**Exercise Notice**).

(f) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(g) Within 5 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Options specified in the Exercise Notice.

(h) All Shares allotted upon the exercise of Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will apply for quotation of the Options on ASX.

(j) The Company will also apply for quotation by ASX of all Shares allotted pursuant to the exercise of Options within 10 Business Days after the date of allotment of those Shares.

(k) In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company before the expiry of any Options, the number of Options to which an Option holder is entitled or the Exercise Price of the Options or both will be reconstructed (as appropriate) in accordance with the Listing Rules.

(l) An Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Option can be exercised.

(m) There are no participating rights or entitlements inherent in the Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of the proposed issue notice of the new issue will be given to Optionholders at least ten (10) business days before the record date. This will give Optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

9.3 Terms of FCC Options and Existing Options

Under the FCC Offer, the FCC Options will be granted pursuant to this Prospectus.

The Company also has 1,500,000 options on issue. The terms and conditions of the existing options and the FCC Options are as follows:

(a) The options will expire at 5.00pm Australian Eastern Standard Time on 30 June 2008 (**Expiry Date**). Any option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(b) Each option gives the option holder the right to subscribe for one Share. To obtain the right given by each option, the option holder must exercise the options in accordance with the terms and conditions of the options.

(c) The exercise price payable upon exercise of each option will be $0.20 Australian (**Exercise Price**).

(d) All or part of the options may be exercised at any time prior to the Expiry Date, from time to time.

(e) An option holder may exercise their options by lodging with the Company, before the Expiry Date:

   (i) a written notice of exercise of options specifying the number of options being exercised; and

   (ii) a cheque or electronic funds transfer for the Exercise Price for the number of options being exercised;

   (**Exercise Notice**).

(f) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(g) Within 5 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of options specified in the Exercise Notice.

(h) All Shares allotted upon the exercise of options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will apply for quotation of the options on ASX.

(j) The Company will also apply for quotation by ASX of all Shares allotted pursuant to the exercise of options within 10 Business Days after the date of allotment of those Shares.

(k) In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company before the expiry of any options, the number of options to which an option holder is entitled or the Exercise Price of the options or both will be reconstructed (as appropriate) in accordance with the Listing Rules.

(l) An option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the option can be exercised.

(m) There are no participating rights or entitlements inherent in the options and optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the options. However, the Company will ensure that for the purposes of the proposed issue notice of the new issue will be given to optionholders at least ten (10) business days before the record date. This will give optionholders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

10. RISK FACTORS

The Shares offered under this Prospectus should be considered speculative because of the nature of the Company's business.

The business activities of the Company are subject to various risks that may impact on the future performance of the Company. Some of these risks can be mitigated by the use of safeguards and appropriate systems and controls, but some are outside the control of the Company and cannot be mitigated. Accordingly, an investment in the Company carries no guarantee with respect to the payment of dividends, return of capital or price at which Shares will trade.

A number of material risk factors are set out below. This list is not exhaustive and potential applicants should examine the contents of this Prospectus and consult their professional advisers before deciding whether to apply for Shares.

10.1 Exploration and Development Risks

The business of oil and gas exploration, project development and production, by its nature, contains elements of significant risk with no guarantee of success. Ultimate and continuous success of these activities is dependent on many factors such as:

(a) the discovery and/or acquisition of economically recoverable reserves;

(b) access to adequate capital for project development;

(c) design and construction of efficient development and production infrastructure within capital expenditure budgets;

(d) securing and maintaining title to interests;

(e) obtaining consents and approvals necessary for the conduct of oil and gas exploration, development and production;

(f) access to competent operational management and prudent financial administration, including the availability and reliability of appropriately skilled and experienced employees, contractors and consultants.

Whether or not income will result from projects undergoing exploration and development programs depends on successful exploration and establishment of production facilities. Factors including costs, actual hydrocarbons and formations, flow consistency and reliability and commodity prices affect successful project development and operations.

Drilling activities carry risk as such activities may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of drill rigs or other equipment. In addition, drilling and operations include reservoir risk such as the presence of shale laminations in the otherwise homogeneous sandstone porosity.

Industry operating risks include fire, explosions, unanticipated reservoir problems which may affect field production performance, industrial disputes, unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment, mechanical failure or breakdown, blow outs, pipe failures and environmental hazards such as accidental spills or leakage of liquids, gas leaks, ruptures, discharges of toxic gases or geological uncertainty (such as lack of

sufficient sub-surface data from correlative well logs and/or formation core analyses. The occurrence of any of these risks could result in legal proceedings against the Company and substantial losses to the Company due to injury or loss of life, damage to or destruction of property, natural resources or equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation, and penalties or suspension of operations. Damage occurring to third parties as a result of such risks may give rise to claims against the Company.

There is no assurance that any exploration on current or future interests will result in the discovery of an economic deposit of oil or gas. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically developed.

10.2 Reliance on Key Personnel

Within the existing corporate structure, the Company's success is dependent upon the ability of the Directors to manage the existing asset and identify acquisition opportunities for future growth. To manage its growth, the Company must in due course identify, hire, train and retain skilled personnel and senior management.

10.3 Oil and Gas Price Volatility

The demand for, and price of, oil and natural gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer product demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels, and global economic and political developments.

International oil and gas prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. Fluctuations in oil and gas prices and, in particular, a material decline in the price of oil or gas may have a material adverse effect on the Company's business, financial condition and results of operations.

10.4 Reserves and Resource Estimates

Reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource and reserve estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional drilling and analysis the estimates are likely to change. This may result in alterations to development and production plans which may in turn, adversely affect the Company's operations.

10.5 Foreign Exchange Risk

The current operations of the Company are in the United States and the costs of and revenues from operations will be in United States dollars. As the Company's financial reports will be presented in Australian dollars, the Company will be exposed to the volatility and fluctuations of the exchange rate between the United States dollar and the Australian dollar.

Global currencies are affected by a number of factors that are beyond the control of the Company. These factors include economic conditions in the

relevant country and elsewhere and the outlook for interest rates, inflation and other economic factors. These factors may have a positive or negative effect on the Company's exploration, project development and production plans and activities together with the ability to fund those plans and activities.

10.6 Title and Title Opinions

The system for obtaining development rights to oil and gas leases in Louisiana can be complex given that numerous parties may hold the undivided mineral estate to a particular tract of land. Securing the leases to those mineral estates often requires lengthy negotiation with the various parties.

In order to independently verify that the parties with whom a company is dealing are the correct and sole holders of the mineral estate and to analyse the full rights and restrictions applying to the interest held by those parties requires that a company obtain detailed title opinions from appropriately qualified and experienced lawyers in Louisiana. This can be a lengthy and expensive process and the final opinions are often the subject of numerous qualifications and requirements.

10.7 Environmental Risks

The Company's activities will be subject to the environmental risks inherent in the oil and gas industry. The Company will be subject to environmental laws and regulations in connection with operations it may pursue in the oil and gas industry, which operations are currently in Louisiana. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with all applicable laws. However, the Company may be the subject of accidents or unforseen circumstances that could subject the Company to extensive liability.

Further, the Company may require approval from the relevant authorities before it can undertake activities that are likely to impact the environment. Failure to obtain such approvals will prevent the Company from undertaking its desired activities. The Company is unable to predict the effect of additional environmental laws and regulations that may be adopted in the future, including whether any such laws or regulations would materially increase the Company's cost of doing business or affect its operations in any area.

10.8 Competition

The Company will compete with other companies, including major oil and gas companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. Many of the Company's competitors not only explore for and produce oil and gas, but also carry out downstream operations on these and other products on a worldwide basis. There can be no assurance that the Company can compete effectively with these companies.

10.9 Additional Requirements for Capital

The Company believes that it currently has sufficient working capital to carry out the objectives in the IPO Prospectus. The funding of any further ongoing capital requirements beyond the requirements as set out in this Prospectus will depend upon a number of factors including the extent of the Company's ability to

generate income from activities which the Company cannot forecast with any certainty.

Any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may not be able to take advantage of opportunities or develop projects. Further, the Company may be required to reduce the scope of its operations or anticipated expansion and it may affect the Company's ability to continue as a going concern.

10.10 Regulatory

Changes in relevant taxes, legal and administration regimes, accounting practice and government policies may adversely affect the financial performance of the Company.

10.11 General Economic and Political Risks

Changes in the general economic and political climate in the United States, Australia and on a global basis that could impact on economic growth, the oil and gas prices, interest rates, the rate of inflation, taxation and tariff laws, domestic security which may affect the value and viability of any oil and gas activity that may be conducted by the Company.

10.12 Joint Venture Parties, Contractors and Contractual Disputes

The Company by its subsidiary, Pryme Oil and Gas Inc is a party to a joint venture in respect of the LaSalle Parish Project and the Turner Bayou Prospect and has also entered a joint venture development agreement with Wave Exploration Group LLC. The Company is thereby reliant upon its joint venture participants complying with their obligations. For example, the operator of a joint venture may fail to implement necessary work programs within the time required for the particular interest, which would have a direct impact on the Company.

With respect to this issue, the Directors are unable to predict the risk of:

(a) financial failure or default by a participant in any joint venture to which the Company may become a party; or

(b) insolvency or other managerial failure by any of the operators and contractors used by the Company in its exploration activities; or

(c) insolvency or other managerial failure by any of the other service providers used by the Company or its operators for any activity.

10.13 Insurance

Insurance against all risks associated with oil and gas production is not always available or affordable. The Company will maintain insurance where it is considered appropriate for its needs however it will not be insured against all risks either because appropriate cover is not available or because the Directors consider the required premiums to be excessive having regard to the benefits that would accrue.

10.14 Potential Acquisitions

As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies or prospects although no such acquisitions or investments are currently planned. Any such transactions will be accompanied by risks commonly encountered in making such acquisitions.

10.15 Investment is Speculative

An investment in the Company is speculative. The Company will acquire projects in the oil and gas sector and there are no guarantees that the projects acquired or any future investments or acquisitions in the oil and gas sector will be profitable or otherwise successful. There are inherent risks and uncertainty associated with the Company's current and future investments. Neither the Directors nor the Company warrant the future performance of the Company or any return on an investment in the Company.

11. ADDITIONAL INFORMATION

11.1 Market Prices of Shares

Official Quotation of the Company's Shares commenced on 21 April 2006 and consequently, the trading history on ASX as at the date of this Prospectus is limited to that period.

The highest and lowest recorded market sale prices of the Company's Shares quoted on ASX during the period from commencement of Official Quotation to the date of this Prospectus were $1.15 on 7 July 2006 and 23 cents on 21 April 2006, respectively.

The last market sale price of the Company's Shares on ASX on the last day that trading took place in these Shares prior to the date of this Prospectus was 76.5 cents on 27 July 2006.

11.2 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in the Shares. Taxation consequences will depend on particular circumstances. Neither the Company nor any of its officers accept any liability or responsibility in respect of the taxation consequences of the matters referred to above or any other taxation consequences connected with an investment in the Shares in the Company.

11.3 Legal Proceedings

There is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

11.4 Continuous Disclosure Obligations

This document is issued pursuant to Section 712 of the Corporations Act and does not of itself contain all the information that is generally required to be set out in a document of this type. Rather the Prospectus incorporates by reference information contained in documents that have been lodged with the ASIC, namely the IPO Prospectus.

The Company is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure requirements. As a listed company, the Company is subject to the Listing Rules that require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of its Shares.

Copies of documents lodged in relation to the Company with the ASIC may be obtained from or inspected at any office of the ASIC. This includes the IPO Prospectus referred to in Section 6 of this Prospectus.

The following documents have been lodged with ASX since its listing on ASX:

Date	Description of Announcement
26 July 2006	Rolls out second JV exploration project with Wave
20 July 2006	Change of Financial Year End

20 July 2006	Results of General Meeting
13 July 2006	Advisory Board to Bolster Company's Expansion appointed
7 July 2006	Starts up first exploration project with Wave
7 July 2006	Study confirms strength of LaSalle Parish Project
6 July 2006	Appendix 3B
6 July 2006	Shareholder Option Offer and Appointment of Second Executive Director
6 July 2006	Increases Stake in producing oil project in Louisiana
5 July 2006	Response to ASX Query
5 July 2006	Trading Halt
30 June 2006	Appendix 3B
27 June 2006	Stake increased in 3-D Seismic Project in Central Louisiana
27 June 2006	Trading Halt
19 June 2006	Notice of General Meeting
19 June 2006	Change of Director's Interest Notice
6 June 2006	New oil shows found at LaSalle Parish Project Louisiana
31 May 2006	Step-Out Well Spudded in LaSalle Parish Project Louisiana
26 May 2006	Drilling rig for first step-out well secured and on site
17 May 2006	Signs Joint Venture with Louisiana-focused Geoscientists
4 May 2006	Initial Director's Interest Notice x 4
3 May 2006	Media Rel: PYM Secures Interest in Large 3D Seismic Proj
3 May 2006	3D Seismic Project secured & Development Drilling Initiated
27 April 2006	Commissions Reserve Report & Completes Louisiana Acquisition
20 April 2006	Restricted Securities
20 April 2006	Admission to Official List
20 April 2006	Restricted Securities
20 April 2006	Statement from Company
20 April 2006	Corporate Governance Statement
20 April 2006	Top 20 shareholders/Distribution Schedule
20 April 2006	Pre-Quotation Disclosure
20 April 2006	Commencement of Official Quotation - Amended
19 April 2006	ASX Circular: Commencement of Official Quotation
19 April 2006	Constitution
19 April 2006	Appendix 1A - ASX Listing application & agreement
17 March 2006	Disclosure Document

ASX maintains files containing publicly available information for all listed companies on its internet site (http://www.asx.com.au). The Company's announcements can be viewed on this site.

11.5 Disclosure of Interests

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in securities of the Company as set out in the table below:

Director	No. of Shares held	No. of Options held
John Dickinson	1,700,000	Nil
Justin Pettett	1,755,000	Nil

Ryan Messer	1,700,000	Nil
Ananda Kathiravelu*	4,727,500	Nil

* Ananda Kathiravelu has an indirect interest in 4,687,000 Shares. The balance of 40,000 Shares is held personally by Ananda Kathiravelu. On completion of the FCC Offer Ananda Kathiravelu will have an interest in 3,500,000 FCC Options through his interest in First Capital Corporate Ltd.

In addition, John Dickinson, Justin Pettett and Ryan Messer shall be entitled to participate in the DIOP and the DSIP. John Dickinson and Ryan Messer may each receive up to a total of 3,450,000 Options under the DIOP and a total of 1,380,000 Shares, under the DSIP provided that specified performance hurdles are met. Justin Pettett may receive up to a total of 5,000,000 Options under the DIOP and a total of 2,000,000 Shares under the DSIP provided that specified performance hurdles are met.

Ananda Kathiravelu also has an interest in the Management Agreement between First Capital Corporate Limited and the Company summarised in Section 11.8 of this Prospectus by virtue of being a director and controller of First Capital Corporate Limited.

11.6 Remuneration

The remuneration paid or payable to Directors and related parties of the Directors for the financial period from incorporation of the Company on 1 December 2005 to the date of this Prospectus is set out below:

Name	Directors' Remuneration per annum $
John Dickinson (Non-Executive Chairman)	60,000
Mr Justin Pettett (Managing Director)	80,000
Mr Ryan Messer (Executive Director)	60,000
Mr Ananda Kathiravelu (Non-Executive Director)	20,000
	220,000

Since incorporation to the date of this Prospectus a total of approximately $110,000 has been paid or is payable by the Company to Directors, former directors, companies associated with the Directors or their associates. Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

The Company's Constitution provides that the remuneration of Non-Executive Directors will be not more than the aggregate fixed sum determined by a general meeting. The aggregate remuneration for non-executive Directors has been set at an amount not to exceed $300,000 per annum.

11.7 Fees and Benefits

Other than as set out below or elsewhere in this Prospectus, no:

(a) Director;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus; or

(c) promoter of the Company,

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(d) the formation or promotion of the Company;

(e) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Options under this Prospectus; or

(f) the offer of Options under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a Director of the Company or for services rendered in connection with the formation or promotion of the Company or the Offer of Options under this Prospectus.

Moore Stephens has acted as the Company's auditor and has assisted the Company in relation to this Prospectus. The Company estimates it will pay Moore Stephens $5,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Moore Stephens received fees of $19,500 for audit services provided to the Company.

Steinepreis Paganin has acted as the solicitors to the Company in relation to the Offer. The Company estimates it will pay Steinepreis Paganin $10,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has received fees of approximately $77,000 for legal services provided to the Company.

First Capital Corporate Limited has provided the Company with financial and corporate advice in relation to the Offer and is acting as Manager to the Offer. First Capital Corporate Limited will be entitled to receive a fee of 5% of the amount raised under this Prospectus. Assuming the Offer is fully subscribed, First Capital Corporate Limited will receive a total fee of approximately $342,108. During the 24 months preceding lodgement of this Prospectus with the ASIC, First Capital Corporate Ltd has received fees of approximately $55,000 for services provided to the Company.

11.8 Material Contracts

The Directors consider that certain contracts are significant or material to the Company and are of such a nature that an investor may wish to have particulars of them when making an assessment of whether to accept the Offer.

Investors should note that a summary of many of the material contracts involving the Company were included in the IPO Prospectus and are incorporated by reference into this Prospectus pursuant to Section 6 of this Prospectus.

In addition to the summaries of material contracts that are incorporated by reference into this Prospectus, set out below are summaries of contracts to which the Company is a party, which are, or may be, material in terms of the Offer or the operations of the business of the Company or otherwise are, or may be, relevant to a potential investor in the Company.

Management Agreement with First Capital Corporate Limited

The Company has entered into an agreement with First Capital Corporate Limited whereby First Capital Corporate Limited will provide management services to the Company on a best endeavours basis. The details of that contract are summarised in Section 5.3 of this Prospectus. First Capital Corporate Limited is a related party of the Company because Ananda Kathiravelu, a director of the Company, is a controller of First Capital Corporate Limited.

Executive Services Agreement with Mr Ryan Messer

On 29 June 2006, the Company announced that Ryan Messer had been appointed an Executive Director. The Company has entered into an Executive Services Agreement with Mr Messer. The term of the Executive Services Agreement is for a period of 3 years. The term of the appointment may be extended by either the Company or Mr Messer for a further period of 3 years.

Pursuant to the Executive Services Agreement, Mr Messer will receive a salary of $60,000 per year exclusive of superannuation.

Mr Messer will also be entitled to receive fees in the form of cash and/or securities in consideration for introducing new projects to the Company for acquisition and/or participation (subject to the requirement to obtain shareholder approval). The quantum and form of such fee will be determined by the Board in its absolute discretion.

Wave Exploration Joint Venture Agreement

The Company entered into an agreement with Wave Exploration Group LLC (**Wave Exploration**) on or about 17 May 2006 whereby Wave Exploration agreed to provide the Company (on a first right of refusal basis) with introductions to participate in various 2D and 3D oil and gas prospects in the United States, by funding the lease and option costs to secure the prospectus.

The consideration for Wave Exploration providing introductions to the Company, was the grant of 250,000 Options.

In consideration for the Company participating in a project introduced by Wave Exploration, the Company is to receive 100 per cent of its funding capital back from third-party investors prior to the booking of a rig to drill the prospects. The Company will also share in 45% of any cash profits, overrides or carried working interests for its seed-capital role in the project, with Wave Exploration receiving 55%.

Joint Venture Participation Agreement - 3D Seismic Project in South Central Louisiana

The Company has entered into a Joint Venture Participation Agreement with Big Pine Petroleum Inc and Jennings Resource LLC to participate in the Turner Bayou

Prospect located in Avoyelles, St Landry and Pointe Coupee Parishes, Louisiana (**Project**).

The Joint Venture Participation Agreement is an agreement in which the parties agree to participate in the Project by: (i) acquiring 3D seismic permits, and (ii) related mineral lease options, and (iii) subsequently undertaking a 3D seismic survey in the Turner Bayou Prospect.

Pursuant to the Joint Venture Participation Agreement, the Company must fund 80.8% of the costs of the participating vehicle's interest in the Project, to receive a 52% working interest in the Project.

In the event that any of the parties to the Joint Venture Participation Agreement are unable to fund their portion of the seismic shooting cost within 90 days of being billed for such costs (as budgeted and set out in the agreement) then such defaulting party shall surrender its interest in the Project to the non-defaulting parties.

Advisory Committee Appointment Terms - Don Ellison

By letter agreement dated 6 July 2006, the Company appointed Don Ellison to the Company's Advisory Committee to review and provide his opinion to the Board on the technical merits of any proposed oil and gas project that the Company may from time to time consider investing in, and which the Board requests the review.

It is also agreed that Don Ellison may source potential projects for the Company to consider investing in. The Company may pay a fee to Don Ellison for the introduction of projects, to be negotiated at the time. The Board is not obliged to follow or act upon any advice, opinion or recommendation that Don Ellison provides to the Company in his role as an advisory committee member.

In consideration for Don Ellison's services, the Company has granted to Don Ellison 250,000 options exercisable at 20 cents per option on or before 30 June 2008. The Company will also pay Don a fee of US$100 per hour of work performed on the Advisory Committee.

The appointment may be terminated by either party by giving 4 weeks written notice.

Advisory Committee Appointment Terms - James Stewart

By letter agreement dated 12 July 2006 the Company appointed James Stewart to the Advisory Committee on the same terms and conditions as the appointment of Don Ellison except for the consideration payable. In consideration for James Stewart's services on the Advisory Committee, the Company has granted 250,000 options exercisable at 20 cents per option on or before 30 June 2008 and has agreed to pay a fee of AU$24,000 per year. If James Stewart's work on the Advisory Committee exceeds 44 days in any year, the Company will additionally pay a fee of US$400 per day for each additional day worked by James.

11.9 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Steinepreis Paganin has given its written consent to being named as the solicitors to the Company in this Prospectus and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Moore Stephens has given its written consent to being named as the auditors to the Company in this Prospectus and to the reference in Section 6 of this Prospectus to the Investigating Accountant's Report in Section 7 and the Financial Report in Section 8 of the IPO Prospectus in the form and context in which they appear and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Mr Joe B Adams has given his written consent in relation to the Independent Geologist's Report in Section 6 of the IPO Prospectus and the reference to that report in Section 6 of this Prospectus and has not withdrawn his consent prior to the lodgement of this Prospectus with the ASIC.

First Capital Corporate Limited has given its written consent to be named as the Manager to the Offer in this Prospectus and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

R.A. Lenser and Associates has given its written consent to being named as the author of the reserve report referred to in this Prospectus, and to references to the reserve report in this Prospectus in the form and context in which they appear and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

11.10 Expenses of the Offer

The total expenses of the Offer are estimated to be approximately $389,355 (exclusive of GST) as follows:

ASIC Fees	$2,010
Printing and mailing expenses	$10,000
ASX fees	$20,237
Management Fees	$342,108
Legal	$10,000
Accountant	$5,000

TOTAL	**$389,355**

11.11 Options issued to persons in accordance with approvals under General Meeting

The Company has granted 1,500,000 options to the persons set out in resolutions 8 to 11 of the Notice of Meeting and in accordance with the approvals obtained under the General Meeting. The offer of options to those participants does not need disclosure under Section 706 of the Corporations Act as all the offers are exempt under Section 708 of the Corporations Act.

In certain circumstances Sections 707(1) and 707(3) of the Corporations Act restrict the sale of the above options within 12 months after their issue without disclosure. Section 708A provides exceptions to the provisions in Sections 707(1) and 707(3) of the Corporations Act where the Company lodges a prospectus prior to the sale of the options the provisions of Sections 707(1) and 707(3) of the Corporations Act do not apply to the sale within 12 months in certain circumstances. The Company intends to rely on Section 708A in the event of a sale of options issued pursuant to the approvals obtained by the Company in the General Meeting.

12. DIRECTORS' AUTHORISATION

This Prospectus is issued by Pryme Oil and Gas Limited and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.



Mr Ananda Kathiravelu
Director
For and on behalf of Pryme Oil and Gas Limited

13. GLOSSARY

Where the following terms are used in this Prospectus they have the following meanings:

A$** or **$ means an Australian dollar.

Applicant means an applicant for Securities pursuant to this Prospectus.

Application Form means either the Entitlement and Acceptance Form or the FCC Offer Application Form attached to or accompanying this Prospectus.

ASIC means Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

Board means the board of Directors of the Company as constituted from time to time.

Business Day means a week day when trading banks are ordinarily open for business in Perth, Western Australia.

Closing Date means 5pm EST 25 August 2006 (unless extended).

Company and **Pryme** means Pryme Oil and Gas Limited (ABN 75 117 387 354).

Constitution or **Company's Constitution** means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company at the date of this Prospectus.

DIOP means the Company's Director's Incentive Option Plan.

DSIP means the Company's Directors Share Incentive Plan.

Entitlement means the entitlement of a Shareholder who is eligible to participate in the Offer.

Entitlement and Acceptance Form means the entitlement and acceptance form enclosed with this Prospectus for Shareholders.

EST means Eastern Standard Time, Brisbane, Queensland.

FCC Offer means the offer of 3,500,000 FCC Options to First Capital Corporate Ltd set out in Section 5.11 of this Prospectus.

FCC Offer Application Form means the application form titled "FCC Offer Application Form" attached to or accompanying this Prospectus.

FCC Option means an option to acquire a Share at an exercise price of 20 cents on the terms and conditions set out in Section 9.3 of this Prospectus.

Foreign Shareholder means a Shareholder whose registered address is (as recorded in the Company's register of members) is in a foreign jurisdiction outside of Australia or New Zealand.

General Meeting means a meeting of Shareholders held on 20 July 2006.

IPO Prospectus means the prospectus issued by the Company dated 3 March 2006.

Listing Rules means the official Listing Rules of the ASX.

Notice of Meeting means the notice of meeting issued by the Company and dated 19 July 2006 in relation to the General Meeting.

Official List means the Official List of ASX.

Official Quotation means official quotation by ASX in accordance with the Listing Rules.

Option means an option to subscribe for one Share in the Company exercisable on or before 30 June 2008 at an exercise price of 75 cents on the terms and conditions described in Section 9.2 of this Prospectus.

Offer or **Rights Issue** means the pro-rata non-renounceable rights issue offer of Shares to Shareholders on the basis of 1 Share for every 6 Shares held on the Record Date at an issue price of 75 cents per Share (together with one free attaching Option for every two Shares subscribed for) described in this Prospectus.

Prospectus means this Prospectus.

Securities mean Shares, Options and FCC Options.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Shortfall Application Form means the application form for Shortfall Securities that is attached to and accompanies this Prospectus.

Shortfall Offer means the offer of Shortfall Securities described in Section 5.10 of this Prospectus.

Shortfall Securities means any Shares (together with the relevant number of free attaching Options) offered pursuant to the Offer for which valid applications have not been received by the Closing Date.

14. ANNEXURE A - SUMMARY OF TERMS OF DIOP

(a) Under Pryme Oil and Gas Ltd's Directors Incentive Option Plan (DIOP) the Board may, subject to obtaining shareholder approval required by law, offer to grant options (**Plan Options**) to a director of the Company or any associated company at the Board's discretion (**Eligible Director**) having regard to the Eligible Director's position, length of service, record of employment, potential contribution to the growth and profitability of the Company or an associated company and any other matter which the Board considers relevant.

(b) Following receipt of the offer, an Eligible Director may apply for Plan Options up to the number specified in the offer. No consideration is payable by an Eligible Director to the Company in respect of the grant of Plan Options.

(c) The exercise price payable on the exercise of a Plan Option shall be determined by the Board, in its absolute discretion, but shall not be less than 20 cents.

(d) The exercise period of each Plan Option shall be determined by the Board in its absolute discretion (**Exercise Period**). However, a Plan Option cannot be exercised after the fourth anniversary of the date on which it is granted (**Grant Date**).

(e) Notwithstanding paragraph (d), all Plan Options may be exercised:

(i) during a takeover period (as that term is defined in section 624 of the Corporations Act);

(ii) at any time after a change of shareholding has occurred which gives a person or an associated group of persons the ability in general meeting to replace all or a majority of the Board;

(iii) at any time after the announcement of a proposed capital reconstruction in relation to the Company, in the Board's absolute discretion following the occurrence announcement by the Company of an event that in the opinion of the Board is likely to lead to the Company being removed from the official list of ASX; and

(iv) in the Board's absolute discretion within 12 months in the event of the cessation of the Eligible Director's (in respect of whom Plan Options were granted) employment with a group Company as a result of the Eligible Director's position becoming redundant.

(f) All Shares issued upon the exercise of the Plan Options will upon the allotment rank pari passu with all existing Shares in the capital of the Company. If the Shares are quoted, the Company will apply for quotation by the ASX of all Shares allotted pursuant to the exercise of the Plan Options.

(g) The Board may determine in its discretion whether Plan Options will be quoted on ASX. If the Board determines that Plan Options are to be quoted on ASX, the Company will apply for official quotation by ASX of the Plan Options.

(h) Plan Options will lapse on the fourth anniversary of their grant date.

(i) Subject to written approval by the Directors, a Plan Option may only be transferred by the holder of a Plan Option if the transfer is to the Director for whose benefit that Plan Option was originally granted.

(j) In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, then the number of Plan Options to which each holder of Plan Options is entitled or the exercise price of the Plan Options or both will be reconstructed in the manner required by the ASX Listing Rules.

(k) The holder of a Plan Option will only be permitted to participate in a pro rata issue to the holders of Shares on the prior exercise of the Plan Option. The Company must notify the holder of a Plan Option of the proposed issue at least 10 business days before the record date to determine entitlements to the pro rata issue.

(l) If the Company makes a bonus issue, the number of Shares over which a Plan Option is exercisable will not be increased by the number of Shares which the holder of the Plan Option would have received if the Plan Option had been exercised before the record date for the bonus issue.

(m) Subject to the ASX Listing Rules, the Directors may from time to time alter, delete or add to the provisions of the rules by an instrument in writing without obtaining the consent of Shareholders of the Company. Notwithstanding the foregoing, the Directors may only amend provisions of the rules, or any restrictions or other conditions relating to any Plan Option granted pursuant to the DIOP with retrospective effect after obtaining the prior approval of at least 50% of the holders of Plan Options who are affected by the retrospective amendment in relation to Plan Options previously granted to them.

15. ANNEXURE B – SUMMARY OF TERMS OF DSIP

(a) The Plan is open to directors of Pryme Oil and Gas Ltd (**Company**) or its subsidiaries who are determined by the Board to be eligible to participate in the Plan.

(b) Shares may be issued under the Plan.

(c) Participants will not be liable to make any payment for the Shares provided to them.

(d) The maximum number of Shares that may be provided to a Participant will be determined by the Board in its absolute discretion.

(e) The Performance Period will be determined by the Board in its absolute discretion.

(f) The Performance Criteria for each Performance Period will be determined by the Board in its absolute discretion prior to the commencement of the Performance Period.

(g) If a Participant ceases employment with the Group before Shares are provided to them, that Participant's right to be provided Shares (either in whole or in part) lapses immediately.

(h) If the Company makes a bonus issue of securities, the number of Shares to which a Participant may be entitled at the expiration of a Performance Period will not be increased by the number of Shares the Participant would have received if Shares had been issued before the record date for the bonus issue.

(i) If the Company makes an offer of securities pro-rata to all or substantially all holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price then the Board must endeavour to ensure that the pro-rata issue is taken into account in providing Shares to Participants at the expiration of the relevant Performance Period in a manner which is fair and equitable to the Participants.

(j) Each Share provided under the Plan confers on the holder the same right to participate in any new issues by the Company as that conferred by each other Share.

(k) If any reconstruction of the issued ordinary capital of the Company occurs, the number of Shares to which the Participant may be entitled will be adjusted to ensure that the Participant does not receive a benefit that holders of ordinary securities do not receive.

(l) The Board may, in its complete discretion, determine whether to provide to a Participant all or part of the Shares and any Adjustment Shares, having regard to performance against the Performance Criteria if:

    (i) a takeover bid is made for the Company and the bidder has or acquires a relevant interest in more than 20% of the voting shares in the Company; or

(ii) in the reasonable opinion of the Board, another transaction is proposed under which control of the Company is likely to pass from the then existing shareholders.

(m) Shares provided to Participants will be issued directly to them by the Company.

(n) Unless otherwise determined by the Board, Shares provided under the Plan rank equally with other Shares on issue at the time those Shares are provided and carry the same rights and entitlements as those conferred by other Shares.

(o) The Plan will be administered by or on behalf of the Board in accordance with the Rules. The Board may use or delegate any power or discretion conferred by the Rules in the interests of, or for the benefit of, the Company. Under the Rules powers of the Board are exercisable by the Company's Nomination and Remuneration Committee or any other committee nominated by the Board in its place.

(p) Subject to the Listing Rules, the Board may amend the provisions of the Rules at any time. However, no amendment to the provisions of the Rules may reduce the rights of any Participant in respect of Shares provided under the Plan unless the amendment was introduced primarily to comply with or conform to any present or future laws or the Listing Rules, to correct a manifest mistake, or to reduce tax payable b either the Company or of Participants generally.

(q) The Board will ensure that all awards of Shares under the Plan are subject to shareholder approval.

PRYME OIL AND GAS LIMITED

ABN 75 117 387 354

SHORTFALL APPLICATION FORM (FOR SHORTFALL SECURITIES ONLY)

Shareholders wishing to accept their entitlement to Shares under the Offer cannot use this Shortfall Application Form. They must use the personalised Entitlement and Acceptance Form which accompanied their copy of the Prospectus

This application will only be considered after the Closing Date of 25 August 2006. Applicants should read the Prospectus dated 28 July 2006 in its entirety before deciding to apply for Shortfall Securities. The Prospectus will expire on the date that is 13 months from the date of this Prospectus. While the Prospectus is current, the Company will send paper copies of the Prospectus, any supplementary documents and the Shortfall Application Form, free of charge to any person upon request. A person who gives another person access to the Shortfall Application Form must at the same time and by the same means give the other person access to the Prospectus and any supplementary document. The Corporations Act prohibits any person from passing onto another person an application form unless it is attached to a hard copy of the Prospectus or it accompanies the complete and unaltered version of the Prospectus.

To: The Directors
Pryme Oil and Gas Limited
PO Box 111
BRISBANE QLD 4001

I / We apply for ______________________________ Shares (number of shares applied for) (together with 1 free attaching Option for every 2 Shares subscribed for) and pay in full application moneys at 75 cents per Share by, lodgement herewith of $____________________ (amount of your cheque).

Complete Full Name:

(Applicant) ____
(Mr / Mrs / Miss / Ms or Company Name) (given names) (surname)

(Joint Applicant) ____
(Mr / Mrs / Miss / Ms or Company Name) (given names) (surname)

Address Details: ____
(number and street)

____
(suburb or city) (state) (postcode)

Telephone Details: ____
STD ( ) (Home) STD ( ) (Business) (contact name)

Cheque Details: ____
(Drawer) (Bank) (Branch)

Broker Sponsored Applicants Only:

SBN / IPN ____________________ HIN ____________________

This Application Form does not need to be signed. By lodging this Shortfall Application Form and a cheque for the application monies, the applicant hereby:

1. applies for the number of Options specified in the Shortfall Application Form or such lesser number as may be allocated by the Directors;
2. agrees to be bound by the terms and conditions set out in the Prospectus and the Constitution of the Company; and
3. authorises the Directors to complete or amend this Shortfall Application Form where necessary to correct any errors or omissions.

SHORTFALL APPLICATION FORM AND INSTRUCTIONS TO APPLICANTS

Please complete all relevant sections of the Shortfall Application Form using BLOCK LETTERS. If you have questions on how to complete this Shortfall Application Form please telephone the Company Secretary on (07) 3371 1103, or contact your professional adviser.

Please post or deliver the completed Shortfall Application Form together with your cheque to the address listed below:

Pryme Oil and Gas Limited
PO Box 111
BRISBANE QLD 4001

Please write your name in full. This must be either your own name or the name of a company. You should refer to the examples noted for the correct forms of name which can be registered. Applications using the incorrect form of name may be rejected. If your Shortfall Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. Any decision as to whether to treat your application as valid, and how to construe, amend or complete it, shall be final. You will not, however, be treated as having offered to subscribe for more Options than is indicated by the amount of the accompanying cheque for the application monies referred to.

Your address should be your preferred postal address for all correspondence. All communications to you from the Company's Registry (shareholding statements, annual / interim reports, correspondence, etc) will be mailed to the person(s) and address as shown.

CORRECT FORMS OF REGISTRABLE TITLE

Note that ONLY legal entities can hold Options. The application must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Pryme Oil and Gas Limited. At least one full given name and the surname is required for each natural person. Applications cannot be made by persons under 18 years of age. Examples of the correct form of registrable title are set out below:-

Type of Investor	**Correct Form of Registrable Title**	**Incorrect Form of Registrable Title**
Trusts	Mr John David Smith	John Smith Family Trust
Deceased Estates	Mr Michael Peter Smith	John Smith (Deceased)
Partnerships	Mr John David Smith & Mr Ian Lee Smith	John Smith & Son
Clubs/Unincorporated Bodies	Mr John David Smith	Smith Investment Club
Superannuation Funds	John Smith Pty Ltd	John Smith Superannuation Fund

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Pryme Oil and Gas Limited

ABN	Quarter ended ("current quarter")
75 117 387 354	30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (..7.....months) $A'000
1.1	Receipts from product sales and related debtors		100	100
1.2	Payments for	(a) exploration and evaluation	(781)	(781)
			-	-
		(b) development	-	-
		(c) production	(56)	(56)
		(d) administration	(235)	(360)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		5	5
1.5	Interest and other costs of finance paid		-	
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(967)	(1,092)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(4,182)	(4,182)
		(b)equity investments	-	-
		(c) other fixed assets		
			(8)	(8)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets		
			-	-
1.10	Loans to other entities		(269)	(269)
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		(4,459)	(4,459)
1.13	Total operating and investing cash flows (carried forward)		(5,426)	(5,551)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(5,426)	(5,551)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	6,664	6,873
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	6,664	6,873
	Net increase (decrease) in cash held	1,238	1,322
1.20	Cash at beginning of quarter/year to date	84	-
1.21	Exchange rate adjustments to item 1.20	(20)	(20)
1.22	**Cash at end of quarter**	1,302	1,302

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	137
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000

+ See chapter 19 for defined terms.

3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation.	1,300,000
4.2	Development	-
	Total	1,300,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,302	84
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,302	84

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased	Turner Bayou LLC	3-D seismic project in south central Louisiana	40%	52%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	52,080,363	52,080,363		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 2,500,000 35,000,000 3,300,000 1,180,363	 2,500,000 35,000,000 3,300,000 1,180,363	 $ 0.16 $0.20 $0.16 $0.28	 $0.16 $0.20 $0.16 $0.28
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	N/A	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ...28th July 2006..............
(Director)

Print name: Justin Pettett.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED
ABN 75 117 387 354

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Justin Pettett
Date of last notice	1 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Justin Pettett is the controller of Pettett Pty Ltd, and Infinity Pty Ltd and is trustee of the Pettett Family Super Fund.
Date of change	14 June 2006
No. of securities held prior to change	1,700,000 Ordinary shares – Pettett Pty Ltd 10,000 Ordinary shares – Infinity One Pty Ltd 10,000 Ordinary shares – Pettett Family Super Fund
Class	Fully paid ordinary shares
Number acquired	35,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 8,750

No. of securities held after change	1,735,000 Ordinary shares – Pettett Pty Ltd 10,000 Ordinary shares – Infinity One Pty 10,000 Ordinary shares – The Pettett Family Super Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

pryme OIL AND GAS

27th April 2006

Joint ASX and Media Announcement

Pryme Commissions Reserve Report and Completes Louisiana Acquisition

Pryme Oil and Gas Limited (ASX: PYM) (Pryme) and its wholly-owned subsidiary, Pryme Oil and Gas Inc. a Delaware, USA corporation (Pryme Inc.), is pleased to provide an update on current activities involving our projects in the United States.

Pryme expects pending reserve report to demonstrate appropriate value

The Directors have commissioned Lenser & Associates of Houston, a high-profile petroleum engineering firm, to complete a reserve report on the LaSalle Parish Project, which will show Proved, Producing, Probable and Possible reserves by the conservative "deterministic" method that is required by banking institutions. We expect this report to demonstrate that Pryme has acquired the asset at appropriate value for shareholders. This report will be completed mid to late May.

Pryme listed on the ASX on the 21st of April, soon after showing a 40% premium to issue price

The Directors of Pryme are delighted with the first several days of trading of the Company's stock. Trading has been strong with the stock closing at a 40% premium. The Directors believe this to be in response to their business plan derived from: i) their five-year experience in the area and their personal involvement in drilling the 21 wells acquired; ii) Pryme's regional focus; and: iii) the exceptional potential of the 3-D seismic exploration phase being initiated with some of the most successful explorationists in the region. The 3-D seismic projects will target geological formations that are often exploited by "large cap" oil companies and which have historically demonstrated high flow rates and high ultimate recoveries in this same trend area.

Completion of the LaSalle Parish Project Acquisition

The closing of the purchase of the LaSalle Parish Project in Louisiana took place on Wednesday the 19th of April 2006 with the assignment of all working interests' rights, title and ownership made to Pryme on that day. Pryme paid US$3,110,000 in cash and 3,300,000 ordinary shares to Mr Jay Stewart and Craig J Sceroler Inc for the working interest. The effective date of the purchase was April 1st 2006, so that Pryme has accrued 19 days of April oil production to be sold at the end of the month. First revenue cheques from the sale of oil from April production will be received by the Company from Shell Oil (the oil purchaser) at the end of May 2006.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

The LaSalle Parish Project

The LaSalle Parish Project is approximately 20 miles northeast of Alexandria, Louisiana. The area is geologically known as the "LaSalle Arch", which is oil productive from Wilcox sands that are Eocene Age. The Wilcox sands in this area are characterized by prolific, long-life oil production.

The Project comprises 21 oil wells, several with "stacked" oil formations that have been undeveloped, six formation water disposal wells and associated facilities, all of which are located in six separate fields with leases covering an area of approximately 1,125 acres as set out below:

Field Name	**Interest**	**Oil wells**	**SWD wells**	**Acreage**
Routh Point Field	10.00%	7	1	425 acres
Northwest Rogers Area	10.00%	6	1	80 acres
Petro Hunt et al Boot Hill Lease	5.00%	3	1	120 acres
Shirley State Area	10.00%	1	1	260 acres
Ward Lease	8.25%	2	1	160 acres
LA Pacific SU65 Ray 2-6SU 56	8.00%	2	1	80 acres

Note: SWD means Salt Water Disposal

For further information please contact Pryme Managing Director Justin Pettett on 07 3371 1103 or visit Pryme's website at www.prymeoilandgas.com

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

3rd May 2006

Pryme Signs Agreement for Large 3D Seismic Project and Initiates Development Drilling Program

Pryme Oil and Gas Limited (ASX: PYM) (Pryme) and its wholly-owned subsidiary, Pryme Oil and Gas Inc. a Delaware, USA corporation (Pryme Inc.) collectively (the Company), is pleased to provide an update on current activities involving our projects in the United States.

Pryme signs agreement for large 3D seismic project in south central Louisiana ("Louisiana Prairie")

The Company has just signed an agreement with Big Pine Petroleum, Inc., of Downsville, Louisiana and Jennings Resource LLC, of Mandeville, Louisiana giving it the right to a 40% working interest in an onshore trend area in south central Louisiana that is highly prospective for oil and gas at several intervals between 2,000ft and 15,000ft. This seismic project is planned to cover territory up to 90 square miles within an area of mutual interest of some 200 square miles. Our objective is to test and develop zones that may be indicated as prospective via the forthcoming 3-D seismic program which may include the "WEA" (wavelet energy absorption) attribute.

The group that is driving this initiative is composed of Louisiana geologists, geophysicists and petroleum engineer, all of who hold a stake in the Company and have successful track records in exploration in the region. Two out of three of Pryme's executive management, both living in the United States, are members of this project team.

LaSalle Parish Project development drilling targets for 2006

The Company plans to participate in the drilling of nine development wells within the LaSalle Parish Project. Five wells have already been staked and are currently being permitted with the Louisiana Office of Conservation. The Directors expect to spud the first well within 60-90 days. The five-well program should only take 30 days to complete once commenced.

Cash flow from "day one" of listing on ASX

The LaSalle Parish Project produces a regular, systematic monthly income from oil sold, with first revenue to be received by the end of May. This will allow the Company to participate in further drilling and development of wells within the Project, without the need for raising additional capital. In addition, the income from this Project will cover all Company administrative expenses, provided that market prices for oil remain above US$35/Bbl.

The directors continue to review potential exploration plays in the region in line with its benchmark criteria.

For further information please contact Pryme Managing Director Justin Pettett on 07 3371 1103 or visit Pryme's website at www.prymeoilandgas.com

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

Media Release
3 May 2006

Pryme Oil and Gas Secures Interest in Large 3D Seismic Project in Louisiana

Pryme Oil and Gas Limited (ASX: PYM) today announced it had signed an agreement with Big Pine Petroleum, Inc. of Downsville, Louisiana and Jennings Resource, LLC of Mandeville, Louisiana to carry out a comprehensive 3-D seismic exploration program in the south central part of that State.

Pryme Managing Director Justin Pettett said the agreement gives Pryme the right to a 40 per cent working interest in an onshore trend area that is highly prospective for oil and gas at several intervals between 2,000 feet and 15,000 feet. He said the seismic project would cover as much as 90 square miles within a 200 square mile area that is of mutual interest to Pryme and its project partners.

"This agreement is a potential company-maker for Pryme, in that it could lead to a substantial increase in the reserves and revenue for the company," Mr Pettett said. "The 3-D seismic project will cover territory that is on trend with blocks being exploited by major oil and gas companies such as British Petroleum.

"Our objective is to test and develop zones that may be indicated as prospective via the 3-D seismic program. The group driving this initiative is composed of Louisiana geologists, geophysicists and a petroleum engineer, all of whom hold a stake in Pryme and who have successful track records in exploration in the region. In addition, two of Pryme's executives, both living in the United States, are members of this project team."

The 3-D seismic project is scheduled to run from June through to December 2006. If successful, a drilling program will commence in the first quarter of 2007. The 3-D data collected will be in addition to 250 miles of existing 2-D seismic data owned by Pryme that identifies several drillable prospects in the same region.

Pryme will use cutting edge 3-D technology to process the seismic data, including the use of the "WEA" (wavelet energy absorption) attribute in its evaluation. WEA is a more recent analytical innovation that is used to identify "bulk gas" in prospective reservoirs.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

Mr Pettett said company Directors continued to review potential exploration plays in the region and that Pryme would soon begin participating in the drilling of nine development wells within its LaSalle Parish Project.

For further information contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 7 3371 1103
E-mail: justin@prymeoilandgas.com

Peter Knight
Account Manager
Professional Public Relations
Telephone: +61 8 9388 0944
E-mail: pknight@pprwa.com.au

About Pryme Oil and Gas Limited

Pryme Oil and Gas Limited (PYM) is an emerging Queensland, ASX-listed Company that is focused on seeking out and evaluating investment opportunities in oil, natural gas and coal bed methane projects in the United States. Directors of the company include John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Non Executive Director) and Ananda Kathiravelu (Non Executive Director).

Mr Dickinson has 28 years experience in energy sector drilling, completions, production operations and project finance. Since 1982, he has been an oil and gas producer, operating a large oil and gas producing property in South Texas for six year with Mobil Oil and other partners, and then co-developing four electric power projects in the US.

Mr Pettett has worked successfully as a business analyst, broker and managing director of medium sized businesses for the past 12 years, the last five in the US oil and natural gas industry. He is the Chairman and Managing Director of the Sterling Energy Group of companies, and sits on the boards of Arkoma Wilcox Limited, an Australian public US oil and gas exploration company, and Northern Alliance Energy Inc, a US-based energy development company.

Mr Messer is verse in international corporate business with more than 10 years of experience of which the last five years has been spent in the energy sector managing field operations and assisting in the formation of an evaluation team for prospects. In the last five years Mr Messer has been directly involved in the drilling and development of more than 124 wells spread across five states throughout North America. He is the President and co-founder of the Sterling Energy Group of companies and sits on the Board of Directors for several public and private affiliated investment companies (Sterling Energy Group, Inc., Arkoma Wilcox Ltd and Northern Alliance Energy, Inc.).

Mr Kathiravelu was appointed as a Director of the Company on 18 November 2005. Mr Kathiravelu has been in the financial services funds management and stockbroking industries for more than 15 years. He is the Chairman of ASX listed company Plantard Ltd and the Managing Director of First Capital Corporate Ltd an investment bank. His areas of expertise include corporate advice, capital raising, mergers and acquisitions. His focus is in the small cap and emerging business sectors.

pryme OIL AND GAS

ASX Announcement
17 May 2006

Pryme signs joint venture with Louisiana-focused Geoscientists

Pryme Oil and Gas Limited (ASX: PYM) today announced it has signed a Joint Venture Development Agreement with Wave Exploration Group LLC of The Woodlands, Texas USA, and Baton Rouge, Louisiana (Wave) to secure and develop various 2-D and 3D oil and gas prospects throughout the State of Louisiana.

Pryme Oil and Gas managing director Justin Pettett said under the terms of the joint venture agreement Pryme will fund the lease and option costs to secure the project acreage, along with any ancillary 2-D or 3-D data required to turn the project to third parties for a profit, while keeping a 20 per cent working interest on a "first right of refusal" basis.

"Pryme will receive 100 per cent of its funding capital back from third-party investors prior to the booking of a rig to drill the prospects. Pryme will also share in 45 per cent of any cash profits, overrides or carried working interests for its seed-capital role in the project, with Wave receiving 55 per cent," he said.

The first three Wave prospects Pryme will be funding are:

The Condor project
The "Condor" project involves the acquisition of leases on several 18,000 to 22,000 foot Cretaceous-age prospects, including two multi-pay "Proven, Undeveloped" locations, a deeper pool test, and several exploration opportunities.

120 miles of 2-D seismic data will be purchased for reprocessing with the potential existing for shooting 3-D seismic over this mature prolific gas field.

Estimated reserves from the drilling of two wells are 40 Billion Cubic Feet (Bcf) of Proved, Undeveloped Reserves with the possibility of identifying an additional 25 Bcf via exploration.

The St. Martin Parish Prospect
The St. Martin Parish Prospect involves the acquisition of 300-acre lease on a 12,500 foot "Discorbis-Marg A" age prospect. The potential exists to purchase commercially available 3-D


UNITED STATES
LOUISIANA
WILCOX BASIN

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

seismic over the prospect. If successful, one well should be able to produce 30 Bcf and 1,800,000 barrels of oil.

The Lincoln Parish Project
The Lincoln Parish Project involves the acquisition of a 1,400-acre lease on several 10,000-foot multi-pay "Cotton Valley" age prospects.

The potential exists to drill several locations and potentially acquire production in this mature prolific gas field. The reserve potential exists for 6Bcf to 20Bcf over a 10 to 12 well drilling program.

Mr Pettett welcomed the involvement of the Wave Exploration Group and Baton Rouge (Wave) managing members, Mr Kirk Barrell and Mr Jerry Perret.

"These are two very experienced, proven geoscientists in the central Louisiana area. Both men have generated numerous prospects along the Gulf Coast resulting in the discovery of over 500 billion cubic feet (Bcf) of reserves," Mr Pettett said.

"The joint venture relationship clearly defines Pryme from most other junior explorers in the Australian market.

"Rather than relying on unrelated management teams on the ground in the USA, our participation in the ground floor aggregation of prospects allows us to set the terms of trades and control our own destiny.

"Our objective is to increase revenues and reserves for the company through minimal capital outlay using our rigorous risk mitigation strategy. Except for the drilling participation, there is little mechanical or geological risk to company.

"The third-party investor pool throughout the United States is currently booming, making these prospects highly attractive to the market and we expect them to be taken up quickly due to their size and risk level."

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Lynda Rovis-Hermann
Account Manager
Professional Public Relations
Telephone: 0419 194 031
Email: lrovis-hermann@pprwa.com.au

pryme OIL AND GAS

About Pryme Oil and Gas Limited

Pryme Oil and Gas Limited (PYM) is an emerging Queensland, ASX-listed Company that is focused on seeking out and evaluating investment opportunities in oil, natural gas and coal bed methane projects in the United States. Directors of the company include John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Non Executive Director) and Ananda Kathiravelu (Non Executive Director).

Mr Dickinson has 31 years experience in energy sector drilling, completions, production operations and project finance. Since 1982, he has been an oil and gas producer, operating a large oil and gas producing property in South Texas for six years with Mobil Oil and other partners, and then co-developing four electric power projects in the US.

Mr Pettett has worked successfully as a business analyst, broker and managing director of medium sized businesses for the past 12 years, the last five in the US oil and natural gas industry. He is the Chairman and Managing Director of the Sterling Energy Group of companies, and sits on the boards of Arkoma Wilcox Limited, an Australian public US oil and gas exploration company, and Northern Alliance Energy Inc, a US-based energy development company.

Mr Messer is verse in international corporate business with more than 10 years of experience of which the last five years has been spent in the energy sector managing field operations and assisting in the formation of an evaluation team for prospects. In the last five years Mr Messer has been directly involved in the drilling and development of more than 124 wells spread across five states throughout North America. He is the President and co-founder of the Sterling Energy Group of companies and sits on the Board of Directors for several public and private affiliated investment companies (Sterling Energy Group, Inc., Arkoma Wilcox Ltd and Northern Alliance Energy, Inc.).

Wave Exploration Group LLC of The Woodlands, Texas USA, and Baton Rouge, Louisiana (Wave) managing members:

Mr. Kirk Barrell
Petroleum Geoscientist
Career summary

Mr Kirk Barrell is a partner in Wave Exploration LLC and serves as co-Manager of Wave Exploration Group LLC. Mr Barrell (age 42) is an experienced oil and gas professional who is known for his integrity in the energy industry. He has extensive experience in all phases of oil and gas exploration relating to geology and geophysics.

Mr Barrell's geoscience experience includes the interpretation of several 3-D seismic surveys and over 1,200 miles of 2-D seismic surveys in the Tuscaloosa Trend in Southern Louisiana. He has generated numerous prospects along the Gulf Coast resulting in the discovery of over 500 billion cubic feet of

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

[redacted]

pryme OIL AND GAS

natural gas. Mr. Barrell spent seven years at Amoco Production Company working the Permian Basin and Gulf Coast.

Since 1990, Mr Barrell has achieved a very successful record in discovering and developing multi-well prospects in the Tuscaloosa. Significant fields or field extension opportunities in this province were identified by Mr. Barrell, including the Port Hudson, Judge Digby, and Morganza Fields.

Mr Barrell graduated from Louisiana State University with a Bachelor of Science Degree in Geology in 1985. He graduated from Texas A&M University with a Masters of Science Degree in Geology in 1988.

Mr Barrell is licensed as a Texas Professional Geoscientist (#6488). His professional memberships include the American Association of Petroleum Geologists, Society of Exploration Geophysicists, the New Orleans Geological Society, and the Houston Geological Society.

Mr. Jerry Perret
Petroleum Geoscientist
Career summary

Mr Perret is currently the president of Jerry Perret and Associates Inc., a Geological and Geophysical consulting business. Mr. Perret (age 46) has over 22 years of oil and gas experience and has extensive experience in all phases of oil and gas exploration relating to geology and geophysics.

Mr Perret's experience includes extensive interpretation of 3-D seismic surveys with work on over 20 separate surveys as well as a significant amount of 2-D seismic data. Mr Perret has generated numerous prospects along the Gulf Coast resulting in a success rate of approximately 70 per cent.

Since 1983, Mr Perret has achieved success in the syndication of his own and third party generated prospects along the Gulf Coast. Several of these prospects have had multi-well results.

After graduating from LSU in 1982, Mr Perret began working for a small start-up exploration company (Veazey Exploration). In 1986 Mr Perret joined Carrollton Resources as an exploration geologist and work with this group until the company merged and was sold in 1998. Mr. Perret has worked as an independent consultant since.

[redacted]

pryme OIL AND GAS

ASX Announcement / Media release
26 May 2006

Drilling rig for first step-out well secured and on site 30 days ahead of schedule

The drilling rig, for the first development wells, at Pryme Oil and Gas' the LaSalle Parish Project has been moved on site 30 days ahead of schedule, and is preparing to spud the SU118 No.2 located in the Shirley State Acreage

The well will be drilled to a depth of 4,400 feet in an effort to establish production in a northern G-1 reservoir in the Shirley/State Lease area of Catahoula Lake Field (see enclosed location map.) The G-1 Sand of the Wilcox Formation was previously penetrated by the VU B; Shirley et al – DWTD – State No.1 and the WX D RC SU 118 DWTD et al No.1, both to the south of the proposed location and drilled by Belle Exploration, Inc.

The SU 118 No.2 is being drilled to gain 8 to 10 feet of structure over the two wells previously mentioned that encountered 4-5 feet of oil shows over water.

The proposed location for the SU 118 No.2 is situated on a structural nose that is plunging to the south, and should be in a crestal position to the wells previously drilled in a down dip portion of the reservoir.

There are three other sands of the Wilcox Formation that are secondary objectives for the SU 118 No.2, these secondary objectives include the E-1, E-2 and F-2 sands

The G-1 sand is currently producing from a southern reservoir. The WX D RC SU 117 Shirley – State No.1 is currently producing this southern reservoir at a current rate of +/- 75 BOPD and has cumulative production that exceeds 56,000 barrels of oil from December 2003.

Pryme Oil and Gas managing director Justin Pettett said it was pleasing to be in the position to start drilling ahead of schedule.

"Our interests in LaSalle Parish, Louisiana will provide us with immediate cash flow, enabling us to fund the development of further wells another 20 wells through to December 2007," Mr Pettett said.

Pryme Oil and Gas Limited (ASX: PYM) listed on the Australian Stock Exchange 21 April 2006.

In addition to the existing production in LaSalle, Pryme will be identifying and participating in on-shore exploration opportunities in several Louisiana oil and gas regions – in particular, ground-floor 3D seismic projects that will test multiple horizons from 4,000 feet to 16,000 feet.

Belle Oil is the operator of each of the fields in the LaSalle Parish Project and it collectively owns the majority of the working interest in the LaSalle Parish Project.

pryme OIL AND GAS

Mr Pettett said Pryme Oil and Gas have a close working relationship the Bell Oil as the operator of the LaSalle Parish Project that has been nurtured since 2001 when Pryme's Chairman, John Dickinson first became a working interest owner himself in the LaSalle Parish Project wells.

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Lynda Rovis-Hermann
Account Manager
Professional Public Relations
Telephone: 0419 194 031
Email: lrovis-hermann@pprwa.com.au



24
30
25
Catahoula Lake Field
Shirley-State Acreage
Section 30, Township 7 North - Range 4 East
LaSalle Parish, Louisiana
Structure Map of the G-1 Sand
Contour Interval: 10'
Scale: 1" = 500'

The geological information included in this announcement is based on information provided by Mr Craig Sceroler, a qualified geologist retained as a technical consultant to the Company. Mr Sceroler has practised as a geologist in the petroleum industry in Louisiana for over 20 years. Mr Sceroler has consented to the inclusion of the geological information in this announcement in the form and context in which it appears.

pryme OIL AND GAS

ASX Announcement / Media release
31 May 2006

Step-out well spudded in LaSalle Parish Project, Louisiana

The operator, Belle Exploration Inc, has advised that the SU118 No.2 step-out well has been spudded. Surface hole and surface casing has been run and cemented into place with drilling continuing today at 850 feet (259 metres).

The well will be drilled to a depth of 4,400 feet (1,341 metres) in an effort to establish production in a northern G-1 reservoir in the Shirley/State Lease area of Catahoula Lake Field. The G-1 sand is currently producing from a southern reservoir through the WX D RC SU 117 Shirley – State No.1 well at a rate of +/- 75 barrels of oil a day and has cumulative production that exceeds 56,000 barrels from December 2003.

Pryme has a 10% working interest (7.5% net revenue interest) in this well with results from the drilling expected within 7-10 days.

Pryme Oil and Gas Limited (PYM) is an emerging Queensland, ASX-listed Company that is focused on seeking out and evaluating investment opportunities in oil, natural gas and coal bed methane projects in the United States. Directors of the company include John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Non Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

The geological information included in this announcement is based on information provided by Mr Craig Sceroler, a qualified geologist retained as a technical consultant to the Company. Mr Sceroler has practised as a geologist in the petroleum industry in Louisiana for over 20 years. Mr Sceroler has consented to the inclusion of the geological information in this announcement in the form and context in which it appears.

pryme
OIL AND GAS

ASX Announcement / Media release **6 June 2006**

New oil shows found at LaSalle Parish Project, Louisiana

Belle Exploration Inc, has advised that the SU118 No.2 step-out well was successfully drilled to a total depth of 4,400 feet (1,341 metres) and encountered five feet of the G-1 sand. A core analysis indicated excellent permeability and the completion of the well has begun with the running of well casing. Commercial oil shows were also recovered from two other secondary objectives, the F-1 and the F-4 sands which each contained 4 feet of pay. Marginal oil shows were also recovered from the C-2 sand and the F-2 intervals. The F-1 and the F-4 zones will be kept as Proved, Undeveloped formations for future recompletion up the hole.

"We are pleased with the success of this well and look forward to drilling the next development well, Coleman No. 6, to increase production and revenues and capitalise on current high oil prices," said Pryme Managing Director Justin Pettett.

Pryme has a 10% working interest (7.5% net revenue interest) in the SU118 well, which is operated by Belle. The G-1 sand is currently producing at a rate of +/- 75 barrels of oil a day to the south and has cumulative production that exceeds 56,000 barrels since December 2003.

As previously announced, the Directors have commissioned Lenser & Associates of Houston, a high-profile petroleum engineering firm, to complete a reserve report on the LaSalle Parish Project, which will show Proved, Producing, Probable and Possible reserves by the conservative "deterministic" method required by banking institutions. Completion of this report has been delayed and it is expected to be received by the Company later this month and announced shortly thereafter.

Pryme Oil and Gas Limited (PYM) is an emerging Australian, ASX-listed company focused on seeking out and evaluating investment opportunities in oil, natural gas and coal bed methane projects in the U.S. Directors of the company include John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Non Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan, An Orgilvy PR Worldwide Company
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

The geological information included in this announcement is based on information provided by Mr James Stewart, a qualified geologist retained as a technical consultant to the Company. Mr Stewart has practised as a geologist in the petroleum industry in Louisiana for over 20 years. Mr Stewart has consented to the inclusion of the geological information in this announcement in the form and context in which it appears.

pryme OIL AND GAS

ASX Announcement / Media release **27 June 2006**

Pryme Increases Stake in 3-D Seismic Project in South Central Louisiana

Pryme Oil and Gas Limited, a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., has increased its working interest in its south central Louisiana 3-D Seismic Project by 12%, taking its total ownership interest to a majority working interest of 52%.

The additional stake was purchased from Anglo Energy Company Inc. of Miami, U.S. The consideration paid was 1,180,363 fully paid shares in Pryme.

The Project consists of an onshore trend area in south central Louisiana that is highly prospective for oil and gas at several intervals between 2,000ft and 15,000ft. This seismic project is planned to cover territory of up to 90 square miles within an area of mutual interest of some 200 square miles. Pryme's objective is to test and develop zones that may be indicated as prospective via the forthcoming 3-D seismic program, which may include the "WEA" (wavelet energy absorption) attribute.

"The 3D Seismic Project is one of the most exciting projects Pryme is advancing in Louisiana. We are delighted with the purchase of an additional interest which makes us the single largest and majority working interest holder. Such a large stake in a project of this potential and capacity is usually reserved for large capped oil and gas companies. To have secured this interest with our current level of market capitalization could result in extraordinary growth for shareholders if completed," Pryme Managing Director Justin Pettett said.. "The Directors recently completed a trip to the U.S. and are currently reviewing further opportunities in Louisiana and surrounding areas."

Pryme Oil and Gas Limited (PYM) is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has unusually focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Non Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

Pryme OIL AND GAS

ASX Announcement / Media release **6 July 2006**

Shareholder Option Offer and Appointment of Second Executive Director

Pryme Oil and Gas Limited, a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce a shareholder option offer. The company also wishes to announce that Ryan Messer has been made an executive director and Chief Operations Officer of Pryme, effective immediately.

Shareholder Option Offer

Pryme intends to offer all shareholders the opportunity to participate in a pro rata offer of options on the basis of one option for every three Pryme shares held to raise approximately $912,000. The options will be exercisable at 75 cents each on or before 30 June 2008. The issue price will be 5 cents and the offer will be open to those registered as shareholders on Thursday 31 August 2006. A prospectus containing the options offer will be issued shortly before 31 August 2006. Pryme intends to apply to the ASX to have the options listed. The proceeds are intended to be used to fund further exploration opportunities and for working capital.

The shareholder option offer is aimed at rewarding those shareholders who have held their stock since the company's listing in April 2006.

Second Executive Director Appointed

Based in the U.S., Ryan has been with Pryme since the company was founded last year, managing its day-to-day operations in Louisiana.

Ryan has been involved directly in the drilling and development of more than 130 wells in five North American states and brings more than five years of oil and gas industry experience to Pryme, including as President of the Sterling Energy Group of companies and as a director of Sterling Energy Group Inc., Arkoma Wilcox Ltd and Northern Alliance Energy Inc.

"Ryan's experience in project management, relationship supervision and corporate strategy has made a huge contribution to Pryme's success since the company was founded last year," Pryme Managing Director Justin Pettett said. "His appointment as an executive director further strengthens our management team on the ground in Louisiana as we progress our suite of exploration and development projects."

Pryme (PYM) is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has a suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track record of its managers and directors. Directors of the company are John Dickinson (non-executive chairman), Justin Pettett (managing director), Ryan Messer (executive director) and Ananda Kathiravelu (non executive director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

ASX Announcement / Media release **6 July 2006**

Pryme Increases Stake in Producing Oil Project in Louisiana

Pryme Oil and Gas Limited, a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., has increased its working interest in the producing LaSalle Parish Project in Louisiana, boosting its projected cash flow before an extensive exploration program later this year.

The additional stake was purchased from Miami-based Anglo Energy Company Inc. on 5 July 2006. The consideration paid was 2,667,000 fully paid shares in Pryme.

The LaSalle Parish Project comprises 22 producing oil wells that produce positive cash flow for Pryme. It includes several wells with "stacked" oil formations that have been undeveloped, six formation water disposal wells and associated facilities. The project is spread across six separate fields with leases covering an area of approximately 1,125 acres.

"This additional interest in the LaSalle Parish Project should increase Pryme's current net cash flows by approximately 50% and is a significant complement to our exploration projects," Chief Executive Justin Pettett said. "The fact that we have been able to establish Pryme in a solid cash flow-positive project prior to drilling our exploration projects is an extremely prudent strategy we believe, and one which we consider sets us apart from our peers."

The LaSalle Parish Project is approximately 20 miles northeast of Alexandria, Louisiana. The area is geologically known as the "LaSalle Arch", which is oil productive from Wilcox sands that are Eocene Age. The Wilcox sands in this area are characterized by prolific, long-life oil production.

The transaction increases Pryme's interest by the following:

Field Name	**Existing Interest**	**Additional Interest**	**Total Interest**	**Oil wells**
Routh Point Field	10.00%	3.00%	**13.00%**	7
Northwest Rogers Area	10.00%	11.50%	**21.50%**	6
Petro Hunt et al Boot Hill Lease	5.00%	15.20%	**20.20%**	3
Shirley State Area	10.00%	2.40%	**12.40%**	2
Ward Lease	8.25%	0.00%	**8.25%**	2
LA Pacific SU65 Ray 2-6SU 56	8.00%	0.00%	**8.00%**	2

Pryme Oil and Gas Limited (PYM) is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Non Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

pryme OIL AND GAS

ASX Announcement / Media release **7 July 2006**

Pryme Says Study Confirms Strength of LaSalle Parish Project

Pryme Oil and Gas Ltd., a fast-growing Australian oil and natural gas producer and explorer operating in the U.S, has received a completed study of reserves and deliverability at the LaSalle Parish project in Louisiana. The report confirms estimates made earlier this year when Pryme acquired a 10% stake in LaSalle Parish, one of the company's three main areas of focus.

This week, Pryme added to its LaSalle Parish project ownership by purchasing various additional working interests from Anglo Energy Company Inc. of Miami. The new total interests, by field, are Routh Point 13.0%; Shirley Estate 12.4%; Northwest Rogers 21.5%; Boot Hill 20.2%; Ward 8.25% (no change); and La. Pacific, Ray 8.0% (no change).

The study, which includes all of Pryme's new aggregate interests on a current basis, shows gross Proved and Probable reserves at LaSalle Parish of 2,869,339 barrels and 320,717 net to Pryme. Proved reserves total 2,610,460 gross barrels and 287,971 net, while Probable reserves are 258,879 gross barrels and 32,746 net. No Possible reserves were calculated.

This equates to a purchase price of US$15.62 per barrel in the ground when dividing the total amount of net reserves to Pryme by the total purchase price paid for the interests.

"We're delighted with the outcome of the report which shows the robustness of the LaSalle Parish project going forward," Pryme Chief Executive Justin Pettett said. "LaSalle Parish provides a solid platform for Pryme as the company advances its exciting suite of exploration projects in the U.S."

The report was written by R.A. Lenser & Associates of Houston, Texas, an established reservoir engineering firm with large and small corporate clients and known for producing bankable reserve analyses (see: www.ralenser.com). The study was made via the "Deterministic" method, the only one approved by the U.S. Securities & Exchange Commission.

Pryme Oil and Gas Limited (PYM) is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

ASX Announcement / Media release **7 July 2006**

Pryme Starts Up First Exploration Project With Wave

Pryme Oil and Gas Limited, a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce that it leased the acreage for its first Joint Venture project with Wave Exploration Group. The exploration ground covers, the Kestrel Prospect, located in Calcasieu Parish, Louisiana.

Pryme and Wave have a combined working interest of 100% in the prospect with Pryme's working interest as high as 80%, depending upon the ultimate negotiated trade for the capitalization of the Prospect. Pryme, under the Joint Venture Agreement with Wave, will earn 45% of all promotes including overrides, carried working interests and cash fees. Kestrel has a two well potential and is located on 300 consolidated acres that would be drilled to 13,500 feet, targeting four "Hackberry" natural gas and condensate (oil) sands.. Two wells should effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Hackberry in this general area. Prospective reserves could be in the order of 28.5 billion cubic feet (BCF), according to Wave.

The location has also been confirmed by 3-D seismic data. Approximately 6,500,000 barrels of oil and 101 billion cubic feet of gas have been produced in the vicinity of the Kestrel prospect. Kestrel will be drilled on a 200-acre horst block 300 feet up dip and upthrown to a well that produced 1.2 BCF from a Hackberry Sand.

"This is the first of several large reserve-base prospects being reviewed under the Pryme/Wave Joint Venture," said Pryme Chairman John Dickinson. "The company's participation in these deeper gas objectives, that are on trend with proven production and consistent with 3-D seismic interpretation, is hoped to yield exponential Proved and Probable reserves for our balance sheet."

Pryme Oil and Gas Limited (PYM) is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

ASX Announcement / Media release **13 July 2006**

Pryme Appoints Advisory Board to Bolster Company's Expansion

Pryme Oil and Gas Limited, a fast-growing Australian oil and natural gas producer and explorer operating in the U.S, has established an advisory board to assist the company as it advances its exceptional suite of exploration projects. The expertise of the advisory board is in addition to the existing management team's 50 years of energy industry experience, which includes uniquely focused local knowledge in Louisiana, Pryme's key area of operations.

The first members of the board are named below. The composition of the advisory board may change as the company develops in the future.

Donald R. Ellison will be Pryme's Advisory Director for Petroleum Engineering. Don holds a degree in Petroleum Engineering from the University of Missouri School of Mines. His singular domestic career has involved the engineering management of Lake Pasture Field, the third-largest oil and gas reserve in Texas; two significant oil and gas discoveries in Oklahoma that each have cumulative production of several million barrels of oil and several billion cubic feet of natural gas and a successful gas/condensate resource development project in East Texas.

Outside of the U.S., Ellison was the first U.S. citizen to successfully establish a joint venture for the production of oil and associated gas in the former Soviet Union, when in 1989 he entered into oil resource development accords with Tatneft, the state-owned oil and gas company of the Republic of Tatarstan. His company, Ellison Engineering, conducts reservoir engineering studies, project management of oil and gas drilling, completions and production operations, coalbed methane project consulting, plus thermal and wind power project co-development.

James R. (Jay) Stewart will be Pryme's Advisory Director for Geology, Petroleum Land and Environmental Studies. Jay graduated with Honors from the University of Southern Mississippi in 1982. Stewart holds a Bachelor of Science degree in Geology. His accomplishments and areas of activity include Geologist and Petroleum Land and Environmental Affairs Consultant since December 1983 for various companies in Mississippi, Louisiana, Arkansas, Alabama, Kentucky and Texas. For the past 10 years Stewart has utilised his land and geological talent in aggregating considerable wealth for his own account and for the account of others. He has been focused on oil and gas prospect generation in north Louisiana, during which time Stewart also managed the land and mineral leasing rights for two JV partnerships centred in the Wilcox Basin.

Stewart's consulting work has included working with environmental compliance departments in the states of Alabama, Arkansas, Kentucky, Louisiana and Mississippi. He has represented clients in all environmental aspects, including site testing, evaluation, documentation, proposing test methods and remediation plans acceptable to the State.

Advisory Board will play a key role in developing projects successfully

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

Pryme Managing Director Justin Pettett said, "In this business the right people can find and develop great projects successfully and profitably. For this reason we have focused on acquiring some exceptional talent for our Advisory Board. We have at this point hand-picked exceptionally experienced, successful and knowledgeable professionals from different energy sector disciplines to assist in the growth and development of Pryme and we look forward to adding more members to the panel in the future."

Pryme Oil and Gas Limited (PYM) is a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cashflow and Pryme's management team has almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of our managers and directors. Pryme's directors include John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

pryme OIL AND GAS

ASX Announcement / Media release **20 July 2006**

Change of Financial Year End

Pryme Oil and Gas Limited (**Pryme**) is pleased to announce that it proposes to change its end of financial year date from 30 June to 31 December to coincide with its operations in the United States. Application will be made to the Australian Securities and Investments Commission and the Australian Taxation Office to effect the change.

Pryme Oil and Gas Limited (PYM) is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: Dudley@savage-horrigan.com.au

pryme OIL AND GAS

pryme times

Issue: 1 July 2006



Welcome Message

Welcome to our inaugural quarterly shareholder newsletter, Pryme Times. We believe positive results are a function of credible, consistent information, whether it is evaluating geology to choose a well location or information about the performance of the company. We intend to make it possible for you to determine for yourself the integrity, track record and professionalism of the management team so that you can make informed decisions about your investment in Pryme Oil and Gas.

This past quarter has seen the acquisition of the LaSalle Parish Project and the successful drilling of the first step-out well in these existing fields. We have also been fortunate to be able to secure additional working interests in this project, resulting in an increase of 50% in cash flow to the company.

Work has continued on our 3-D seismic project in south central Louisiana and a strategic alliance was forged between Wave Exploration Group and Pryme to explore for in some cases and to develop in others, large prospective oil and gas reserves throughout Louisiana.

We are delighted with the results to date, although there is still significant hard work ahead for Pryme to build on the strong platform we have and to continue to increase value for our shareholders. I would like to take this opportunity to thank our shareholders, clients and business partners for their support of Pryme and we look forward to a prosperous second half of 2006.



Regards,

Justin Pettett CEO/Managing Director

Quarterly Highlights

- Pryme shares jump 30% on ASX debut
- Pryme agrees to join 3D seismic project in south central Louisiana
- Pryme forms joint venture with Wave Exploration to develop oil and gas prospects in Louisiana
- Pryme begins receiving revenue from its stake in the producing LaSalle Parish project in Louisiana
- Pryme announces new oil shows found at LaSalle Parish Project

Key Dates

August

- Kestrel leased
- Next development well drilled in LaSalle Parish

September

- Two more development wells drilled in LaSalle Parish
- Drilling of 3-D seismic shot holes in Louisiana
- Annual General Meeting

Pryme Stays Focused on Louisiana, Rewards Investors

Shares of Pryme Oil and Gas almost tripled in their debut quarter on the Australian Stock Exchange, outperforming the company's rivals as Pryme increased its exploration activities in Louisiana and raised its production ownership in the LaSalle Parish project.

Pryme shares ended the June quarter at 57.5 Australian cents, up from a listing price of 20 cents on 20 April. That compared with an 8% decline in the Bloomberg Australian IPO Index during the same period, and a 3% drop in the S&P/ASX200 Energy Index.

The company's stock surged as investors backed Pryme's strategy of focusing on developing an exciting suite of assets in Louisiana, the fifth-biggest oil producing state of the U.S.

"Pryme's focus on such a prolific region and its experienced team on the ground set it apart from other Australian explorers operating in North America," Pryme Chief Executive Justin Pettett said. "In the current quarter, we're intent on adding to our production base to take advantage of the favourable oil market price."

Pryme's share of production from LaSalle Parish helped it benefit from Nymex crude oil prices that averaged almost US$71 a barrel during the quarter, helping it to fund future growth.

Pryme in the News

"Pryme Oil and Gas' existing cash flow and its ability to tap into a pool of local geoscientific expertise set it apart from the 40 or so other Australian juniors currently seeking to carve out niches in the onshore U.S. oil and gas sector, senior company officials told Platts in a recent interview."

Christine Forster
Platts Commodity News
31 May 2006

"The company's U.S.-based geologists had decades of combined experience, allowing it "first look" at buying production at the LaSalle Parish project that could provide a cash flow positive foundation for the company and for future acquisitions."

Haydn Black
Oil & Gas Gazette
April 2006



pryme
OIL AND GAS
0.60
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0.45
0.40
0.35
0.30
0.25
0.20
20
27
01
08
15
22
01
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2006 Apr
2006 May
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June Quarter Performance of Pryme Share Price (ASX Code: PYM)

Pryme Increases Share of Revenue from LaSalle Parish Project


UNITED STATES
LOUISIANA
WILCOX BASIN

Pryme Oil and Gas has increased its share of revenue from the LaSalle Parish project in Louisiana after more than doubling its stake in two of the six fields, Northwest Rogers and Boot Hill, contained within the project.

The acquisition coincides with an independent report affirming the robustness of LaSalle Parish and comes a month after a development well found new oil shows in the area.

Output from the field, which tips close to 15,000 barrels per month, is helping Pryme take advantage of near-record oil prices, providing valuable cash flow to help fund the company's exciting suite of projects.

"LaSalle Parish has been a great acquisition for Pryme, delivering both immediate exploration results and a steady stream of revenue," Chief Executive Justin Pettett said. "We're excited to increase our exposure to the project."

Houston-based engineering firm Lenser & Associates this month said Pryme's share of reserves at LaSalle Parish in the "Proved" and "Probable" categories total 320,717 barrels.

Pryme Shoots for Growth With 3D Seismic Project

Pryme Oil and Gas's 3D Seismic project in south central Louisiana provides the company with the kind of exciting growth opportunity usually reserved for the oil majors, Chief Executive Justin Pettett said.

Pryme in June emerged with a majority 52% stake in the venture and the owners plan to explore an area of up to 90 square miles that's highly prospective for oil and gas. The seismic shoot is due to start in early September this year.

"The 3-D seismic project will cover acreage that is on trend with blocks being exploited by major oil and gas companies such as British Petroleum," Pettett said. "The project provides an exciting opportunity for the company to build on its existing production from LaSalle Parish."

The seismic program is expected to run through the end of this year and the first well could be drilled in the area at the end of first quarter of 2007.

Q&A for Pryme Times

Q What's Pryme's strategy to increase shareholder value?

A We're looking to increase cash flow from the LaSalle Parish Project through further drilling to support the exploration for large oil and gas reserves throughout central and southern Louisiana with our current partners.

Q Where will Pryme be focusing its exploration efforts in the next six months?

A We're looking at the Wave Exploration Group prospects, including Kestrel and others that are currently under evaluation, concurrently with the 3-D seismic project in south central Louisiana.

Q When can we expect to see the first results from the 3-D seismic project?

A Later this year or very early in 2007.

Q What's the outlook for crude oil prices?

A Our opinion is that they will remain strong for several reasons, the most conspicuous of which is the fact that world demand is increasing faster than new oil reserves are being discovered. At the moment, the U.S. alone consumes in excess of 20 million barrels per day of petroleum, representing about 25% of world production, yet holds about 3% of worldwide oil reserves.

Rapid economic growth in China and India is placing unusual demands on oil supply from areas of the world that hold most of the reserves and which are at the same time characterized by wars and conflicts of long duration.

Beyond that is the worldwide rate of inflation, which manifests itself especially in commodity pricing within a setting of decreasing world availability of most of what is essential, except perhaps for agriculture. This should translate into an ability for Pryme to offset any increase in production costs by the increase in oil sales revenues.

Pryme Oil and Gas Ltd.
Level 7, 320 Adelaide St, Brisbane, Qld 4000
Australia
Tel. +61 7 3371 1103

Key People
John Dickinson



John brings more than 31 years experience to his role as Pryme Oil and Gas' non-executive chairman.

One of two Pryme board members based in the U.S., John has worked right across the energy industry in the Americas, including operating a Texas oil field with Mobil Oil, co-developing three power plants in New York State and one in Texas, and was a principal in a coalbed methane technology transfer project with Colombia's state-owned oil company.

A graduate of the Tulane University School of Business in New Orleans, John recently represented venture capital companies in London, Connecticut and Hong Kong in investigating new natural gas and coalbed methane drilling techniques being developed in the U.S.

pryme
OIL AND GAS

ASX Announcement / Media release **26 July 2006**

Pryme rolls out second JV exploration project with Wave

Pryme Oil and Gas Limited (ASX Code: PYM), a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce its second joint venture project with Wave Exploration Group. The Raven Prospect, upon which the JV is based, covers exploration ground in the prolific Cotton Valley and Hosston natural gas trends in Lincoln Parish, Louisiana.

Pryme and Wave have a combined working interest of 100% in the prospect with Pryme's participating working interest expected to be as high as 65%, depending upon the ultimate negotiated trade for the capitalisation of the Prospect. There are several credible, successful players in the area that have expressed interest in participating. In addition Pryme, under its joint venture agreement with Wave, will earn 45% of all promotes including overrides, carried working interests and cash fees, which further bolsters the company's revenue stream and gas reserves.

Prospective gas reserves within the Raven Prospect could be in the order of 43.2 billion cubic feet (BCF), according to Wave. Leasing of the prospect acreage has begun and is expected to be finalised in the coming months, with the drilling of the first well scheduled to begin in the second quarter of 2007.

The Raven Prospect exists along a very prolific gas fairway of Cotton Valley marine bars in the Lincoln Parish. The prospect is targeting 10,000 foot Cotton Valley sands and is located on 4000 consolidated acres. Pryme anticipates that six to 10 wells should be sufficient to effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Cotton Valley area.

Pryme Managing Director, Justin Pettett, said the Cotton Valley and Hosston trends have been prolific producers of gas for many years.

"Recent gas prices have initiated a significant increase in drilling activity across the area, including down-dip discoveries, new reservoir fracture techniques, and infill drilling," Mr Pettett said.

"The results from all three areas have been very positive. The Raven Prospect is located in a low-risk 'engineering play' environment and has all of the attributes of consolidating Pryme as a leading ASX-listed oil and natural gas producer and explorer.

"Through securing a majority interest in Raven, Pryme not only controls the project, but could add in excess of 22 BCF in proven gas reserves to our balance sheet, if successful," Mr Pettett concluded.

Pryme Oil and Gas Limited is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

John Gardner
Savage & Horrigan
Telephone: +61 02 8281 3237
Email: john@savage-horrigan.com.au

pryme OIL AND GAS

ASX Announcement **28 July 2006**

Quarterly Activity Report

In accordance with Listing Rule 5.2, Pryme Oil and Gas Limited, a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to report on its activities and those of its wholly owned subsidiary, Pryme Oil and Gas Inc., for the three month quarter ending June 2006.

Summary and Highlights

- **Purchase of interest in the LaSalle Parish Project**
- **Additional interest in the LaSalle Parish Project acquired**
- **First successful delineation test drilled in the LaSalle Parish Project**
- **A majority interest of 52 per cent working interest (Approx. 39 per cent NRI) secured in large south central Louisiana 3-D seismic Project**
- **Joint Venture Development Agreement with Wave Exploration Group LLC of The Woodlands, Texas USA, and Baton Rouge, Louisiana (Wave) to secure and develop various 2-D and 3D oil and gas prospects throughout the State of Louisiana.**
- **Securing the Kestrel opportunity providing a prospective 28.5 BCF, the first of the Wave prospects.**

LaSalle Parish Project

The LaSalle Parish Project is approximately 20 miles northeast of Alexandria, Louisiana. The area is geologically known as the "LaSalle Arch", which is oil productive from Wilcox sands that are Eocene Age. The Wilcox sands in this area are characterized by prolific, long-life oil production.

The Project comprises 22 oil wells, several with "stacked" oil formations that have been undeveloped, six formation water disposal wells and associated facilities, all of which are located in six separate fields with leases covering an area of approximately 1,125 acres as set out below:

Field Name	Interest	Oil wells	SWD wells	Acreage
Routh Point Field	13.00%	7	1	425 acres
Northwest Rogers Area	21.50%	6	1	80 acres
Petro Hunt et al Boot Hill Lease	20.20%	3	1	120 acres

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

Shirley State Area	12.40%	2	1	260 acres
Ward Lease	8.25%	2	1	160 acres
LA Pacific SU65 Ray 2-6SU 56	8.00%	2	1	80 acres

Note: SWD means Salt Water Disposal

Pryme initially purchased is interest in the LaSalle Parish Project on Wednesday, 19th April 2006, with the assignment of all working interests' rights, title and ownership made to Pryme on that day. Pryme paid US$3,110,000 in cash and 3,300,000 ordinary shares to Mr Jay Stewart and Craig J Sceroler Inc for the working interest. The effective date of the purchase was 1st April 2006, so that Pryme had accrued 19 days of April oil production to be sold at the end of that month.

Pryme increased its working interest in the producing LaSalle Parish Project in Louisiana in July, boosting its projected cash flow. The additional stake was purchased from Miami-based Anglo Energy Company Inc. on 5th July 2006. The consideration paid was 2,667,000 fully paid shares in Pryme. The additional interest in the LaSalle Parish Project had the affect of increasing Pryme's current net cash flows by approximately 50 per cent.

Reserve Study

A reserve study was conducted on Pryme's interest in the LaSalle Parish Project. The report was written by R.A. Lenser & Associates of Houston, Texas, an established reservoir engineering firm with large and small corporate clients and known for producing bankable reserve analyses (see: www.ralenser.com). The study was made via the "Deterministic" method, the only one approved by the U.S. Securities & Exchange Commission.

The study, which includes all of Pryme's new aggregate interests on a current basis, shows gross Proved and Probable reserves at LaSalle Parish of 2,869,339 barrels and 320,717 net to Pryme. Proved reserves total 2,610,460 gross barrels and 287,971 net, while Probable reserves are 258,879 gross barrels and 32,746 net. No Possible reserves were calculated.

This equates to a purchase price of US$15.62 per barrel in the ground when dividing the total amount of net reserves to Pryme by the total purchase price paid for the interests.

The LaSalle Parish Project production is close to 15,000 barrels of oil per month of which Pryme's share of this is approximately 1,400 barrels of oil per month. We expect to increase this production rate through development drilling which is continuing in the LaSalle Parish Project. The first step-out well was drilled on 6th June 2006 in the Shirley State Area called the SU118 No.2. The second development well has been staked and permitted and is awaiting a drilling rig in the Routh Point Field called the WX F RA SUA; Coleman No.6 well.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

SU118 No.2 well, LaSalle Parish, Louisiana

The SU118 No.2 step-out well was successfully drilled to a total depth of 4,400 feet (1,341 metres) and encountered five feet of the G-1 sand. A core analysis indicated excellent permeability and the completion of the well has begun with the running of well casing. Commercial oil shows were also recovered from two other secondary objectives, the F-1 and the F-4 sands which each contained 4 feet of pay. Marginal oil shows were also recovered from the C-2 sand and the F-2 intervals. The F-1 and the F-4 zones will be kept as Proved, Undeveloped formations for future recompletion up the hole.

Pryme has a 10 per cent working interest (7.5 per cent net revenue interest) in the SU118 well, which is operated by Belle Exploration Inc of Natchez, Mississippi. The G-1 sand is currently producing at a rate of +/- 75 barrels of oil a day to the south and has cumulative production that exceeds 56,000 barrels since December 2003. Pryme will continue to drill for the balance of this year.

South Central Louisiana 3-D Seismic Project

Under the Development agreement with Big Pine Petroleum, Inc., of Downsville, Louisiana and Jennings Resource LLC, of Mandeville, Louisiana Pryme will fund and own an 80.8 per cent interest in the 3-D seismic shoot in the south central Louisiana trend area. This will give Pryme the right to a 52 per cent working interest to explore and drill prospects in the onshore trend area in south central Louisiana that is highly prospective for oil and gas at several intervals between 2,000ft and 15,000ft. This seismic project covers territory up to 90 square miles (57,600 acres) within an area of mutual interest of some 200 square miles (128,000 acres.) Our objective is to test and develop zones that may be indicated as prospective via the forthcoming 3-D seismic program which may include the "WEA" (wavelet energy absorption) attribute.

The group that is driving this initiative is composed of Louisiana geologists, geophysicists and a petroleum engineer, all of who hold a stake in the Company and have successful track records in exploration in the region. Two out of three of Pryme's executive management, both living in the United States, are members of this project team.

The sequence of events is as follows:

- Permit and option (if possible) prospective acreage
- Drill shot holes and shoot three dimensional seismic over prospective acreage
- Process and evaluate 3-D data
- Derive and high-grade prospects from data evaluation

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

- Drill prospects

We currently have over 25,000 acres permitted to shoot our 3-D seismic and are planning to begin drilling the shot holes in early September to gather the 3-D data. This process usually takes three months based on a shoot of this size taking us through to the end of November at which point the data will be processed and ready to view at the end of the year early 2007. If successful, a drilling program will commence in the first quarter of 2007. The 3-D data collected will be in addition to 250 miles of existing 2-D seismic data owned by Pryme that identifies several drillable prospects in the same region.

Wave Exploration Projects

In May, Pryme signed a Joint Venture Development Agreement with Wave for the first right of refusal to fund the lease and option costs to secure various project acreage, along with any ancillary 2-D or 3-D data required to turn projects to third parties for a profit, while keeping a minimum 20 per cent working interest, also on a "first right of refusal" basis.

Pryme will receive 100 per cent of its funding capital back from third-party investors prior to the booking of a rig to drill the prospects. Pryme will also share in 45 per cent of any cash profits, overrides or carried working interests for its seed-capital role in the project, with Wave receiving 55 per cent.

The scope of projects being targeted by Wave include large oil and intermediate natural gas reserve type targets confirmed with analogue shows or production, and 2-D or 3-D seismic data. In the first Wave project, the Kestrel Prospect, Pryme and Wave have a combined working interest of 100 per cent in the prospect with Pryme's working interest as high as 80 per cent, depending upon the ultimate negotiated trade for the capitalisation of the Prospect (see below)

<u>Kestrel Prospect, Calcasieu Parish, Louisiana</u>

Pryme, under the Joint Venture Agreement with Wave, will earn 45 per cent of all promotes including overrides, carried working interests and cash fees. Kestrel has a two well potential and is located on 300 consolidated acres that would be drilled to 13,500 feet, targeting four "Hackberry" natural gas and condensate (oil) sands. Two wells should effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Hackberry in this general area. Prospective reserves could be in the order of 28.5 billion cubic feet (BCF), according to Wave.

The location has also been confirmed by 3-D seismic data. Approximately 6,500,000 barrels of oil and 101 billion cubic feet of gas have been produced in the vicinity of the Kestrel prospect, in what is postulated to be from separate reservoirs. Kestrel will be drilled on a 200-acre horst block 300 feet up dip and upthrown to a well that produced 1.2 BCF from a Hackberry Sand.

The budgeted cost outlay by Pryme to secure the prospect is US$101,250. Based on the trade terms to be offered to third parties, Pryme will receive all of its outlaid capital back in the prospect

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

plus an US$80,000 cash fee prior to drilling. A 0.8 per cent overriding royalty interest and an 8 per cent carried working interest will be Pryme's objective during trade negotiations with third-parties.

The trade package is due to be released in early August. The Directors and the Advisory Board continue to review opportunities.

Pryme Oil and Gas Limited (PYM) is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

John Gardner
Savage & Horrigan
Telephone: +61 02 8281 3237
Email: john@savage-horrigan.com.au

pryme
OIL AND GAS

ASX Announcement **28 July 2006**

Non-Renounceable Rights Issue of Shares and Options Prospectus Lodged

The directors of Pryme Oil and Gas Limited (**Pryme**) have resolved that Pryme will make a non-renounceable rights issue of approximately 9,122,894 fully paid ordinary shares at an issue price of 75 cents per share (**Shares**), together with one (1) free attaching option for every two (2) Shares issued (**Options**), to raise up to approximately $6,842,170 less costs (**Rights Issue**).

Pryme has today lodged with the Australian Securities and Investments Commission a Prospectus for the Rights Issue. The Prospectus will be mailed on 11 August 2006 to each shareholder registered in the share register on the Record Date.

The offer is made to Pryme shareholders on the basis of one (1) Share for every six (6) shares held in Pryme on 9 August 2006 (**Record Date**). The exercise price of each Option is $0.75 with an expiry date of 30 June 2008 (**Expiry Date**).

Pryme will apply for official quotation of the Shares and Options issued under the Prospectus.

The relevant dates for the offer are as follows:

Lodgement of Prospectus with ASIC and ASX	28 July 2006
Appendix 3B lodged with ASX	28 July 2006
Notice to be sent to shareholders with details of the timetable, Appendix 3B and a statement that the Prospectus has been lodged with the ASX, and is available on the ASX website	1 August 2006
"Ex" date	2 August 2006
Record Date for determining Shareholder entitlements	9 August 2006
Despatch Prospectus	11 August 2006
Closing Date	25 August 2006
Securities quoted on a deferred settlement basis	28 August 2006
Company notifies ASX of under subscriptions	30 August 2006
Deferred settlement trading ends and despatch date	4 September 2006

pryme OIL AND GAS

The directors refer to the announcement made on 6 July 2006 regarding its intentions to offer shareholders the opportunity to participate in a pro rata offer of options to shareholders registered on the Company's share register on 31 August 2006. The directors wish to advise that whilst the Company will still be making the pro rata offer of options on the basis of 1 option for every 3 shares held (at an issue price of 5 cents per option), it is intended that the Company first make the Rights Issue, and as a consequence, have resolved to delay the pro rata offer of options until the Rights Issue has completed. Accordingly, it is intended that the pro rata offer of options will be made to shareholders registered on the Company's share register on 29th of September 2006.

Yours faithfully

Justin Pettett
Managing Director
Pryme Oil and Gas Limited

Pryme Oil and Gas Limited is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

1 August 2006

Dear Shareholder

NOTICE OF TIMETABLE NON-RENOUNCEABLE RIGHTS ISSUE

On 28 July 2006, Pryme Oil and Gas Limited (**Company**) lodged a prospectus (**Prospectus**) with the Australian Stock Exchange Limited (**ASX**) and the Australian Securities & Investments Commission (**ASIC**) for a pro-rata non-renounceable rights issue of approximately 9,122,894 fully paid ordinary shares in the capital of the Company (**Shares**), on the basis of one (1) Share for every six (6) shares held on 9 August 2006 (**Record Date**), to be issued at 75 cents each, together with one (1) free attaching option for every two (2) Shares issued (**Options**), to raise up to approximately $6,842,170 (**Rights Issue**).

The expiry date of the Options is 30 June 2008 (**Expiry Date**). The exercise price of each Option is $0.75. Shareholder approval is not required in relation to the Rights Issue. The Company will apply for official quotation by ASX of the Shares and Options to be issued pursuant to the Rights Issue.

It is intended that the proceeds from the Rights Issue will be used to fund the shooting of up to 90 square miles (57,600 acres) of 3-D seismic data in the Company's 3-D seismic Project in South Central Louisiana. In addition capital raised will be used to fund the leasing, acquisition and ancillary 2-D and 3-D seismic in the Wave Exploration Joint Venture Projects.

The timetable and important dates of the Rights Issue are:

EVENT	DATE
Prospectus lodged with ASIC and ASX	28 July 2006
Appendix 3B lodged with ASX	28 July 2006
Notice sent to Shareholders containing information in Appendix 3B	1 August 2006
"Ex" date	2 August 2006
Record date for determining entitlements to Shares	9 August 2006
Opening Date and Despatch Prospectus	11 August 2006
Closing Date	25 August 2006

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

Securities quoted on a deferred settlement basis	28 August 2006
Company notifies ASX of under subscriptions	30 August 2006
Deferred settlement trading ends and despatch date	4 September 2006

Note: These dates are determined based upon the current expectations of the Directors and may, subject to the Listing Rules, be changed without notice. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Shares are expected to commence trading on ASX may vary.

The Prospectus is available on the ASX website at www.asx.com.au, and the Company's website at www.prymeoilandgas.com.

The Manager to the Rights Issue is First Capital Corporate Limited, which will receive a fee of 5% of the total amount raised under the Prospectus in consideration for the provision of its management services to the Company.

The quoted securities on issue in the Company following completion of the Rights Issue, assuming no existing options are exercised prior to the Record Date, are as follows:

Number	**Class**
63,860,257	Fully paid ordinary shares
5,000,000	Options exercisable at $0.20 on or before 30 June 2008
4,561,447	Options exercisable at $0.75 on or before 30 June 2008

The unquoted securities on issue in the Company following completion of the Rights Issue are as follows:

Number	**Class**
10,000	Partly Paid Shares

The partly paid shares on issue have been forfeited in accordance with the Company's Constitution and accordingly carry no right to participate in the Rights Issue.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme
OIL AND GAS

In calculating entitlements under the Rights Issue fractions will be rounded up to the nearest whole Share.

The offer to participate in the Rights Issue under the Prospectus is to shareholders with registered addresses in Australia and New Zealand. Overseas shareholders should contact Mr. Ryan Messer in Atlanta, USA on +1 404 429 9939 or me in Australia with any queries regarding the Rights Issue.

I encourage Shareholders to carefully read the Prospectus when you receive it in the post and consider investing in the Rights Issue.

Yours faithfully

Justin Pettett
Managing Director

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

ASX Announcement / Media release 9 August 2006

Pryme Leases Acreage in Deep Tuscaloosa Trend JV with Wave

Pryme Oil and Gas Limited (ASX Code: PYM), a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce it began leasing the acreage for its third joint venture project with Wave Exploration Group. The project, the Condor Prospect, is located along the Tuscaloosa Trend in central Louisiana, which in the past eleven years has experienced a resurgence in exploration activity, led by Amoco and now BP Plc. The Condor project area includes multiple Tuscaloosa targets that have historically produced more than 100 Billion Cubic Feet (Bcf) of gas.

Condor includes assembling leases on two prospects with target depths of 17,500-18,000 feet. The first location will target multi-zone, "proven undeveloped" reserves and the potential exists to drill for deeper sands that are aggressively being pursued on trend. The second location will target a seismic-defined up dip location offsetting a well that has produced in excess of 20 Bcf to date.

In addition, the potential exists to pursue deeper, exploratory opportunities in the southern portion of the project area. The Judge Digby field, on trend with our objectives, has reported significant discoveries in deeper intervals over the past ten years.

A detailed reservoir study, commissioned by Wave, has been conducted across the field including seismic interpretation, reservoir net pay mapping, and both engineering and log analysis evaluation by outside consultants. The study concludes that 40 to 90 Bcf remain in the existing reservoirs. It is believed that the previous operators failed to produce all of the reserves in the fault block due to perforating multiple zones simultaneously, which meant they were thus unable to recognise the lack of contribution from zones that had "sanded up". This occurs across the trend due to the nature of these highly porous and permeable sands. In the early 1990's, Amoco performed the same type of evaluation on trend in a nearby field resulting in additional infill development.

Pryme Managing Director Justin Pettett said the Tuscaloosa Trend is a very large target for Pryme. "To be involved in a project such as Condor at the size and capitalisation of Pryme is unique. We are exploring in the same areas as household names such as BP," Mr Pettett said.

"Any project that Pryme can be involved in drilling through the Tuscaloosa exposes the company to a potential substantial increase in value and cash flow. Now that our base of cash flow from the LaSalle Parish Project is in place we are in a position to begin drilling some exciting exploration projects that we hope will provide growth in the future," Mr Pettett said.

Pryme and Wave have a combined working interest of 100% in Condor, with Pryme's participating working interest expected to be as high as 50%, depending upon the ultimate negotiated trade for the capitalisation of the Prospect. In addition Pryme, under its joint venture agreement with Wave, will earn 45% of all promotes including overrides, carried working interests and cash fees, which further bolsters the company's revenue stream and gas reserves.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

Pryme Oil and Gas Limited is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Horrigan
Telephone: +61 02 8281 3235
Email: dudley@savage-horrigan.com.au

ASX Announcement **11 August 2006**

Despatch of Rights Issue Prospectus

Pryme Oil and Gas Limited (**Pryme**) confirms that its Rights Issue Prospectus dated 28 July 2006 was despatched to Shareholders today.

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

CORPORATIONS ACT 2001

CONSTITUTION

of

Pryme Oil and Gas Ltd
A.C.N.

Adopted by Special Resolution

CONTENTS

CORPORATIONS ACT

CONSTITUTION

of

Pryme Oil and Gas Ltd
A.C.N.

1. INTERPRETATION

1.1 Definitions

In this Constitution:

Alternate Director means a person appointed as an alternate director under clause 15.7.

ASIC means Australian Securities and Investments Commission.

ASTC Settlement Rules mean the settlement rules of Australian Settlement and Transfer Corporation Pty Ltd.

ASTC Transfer means a transfer of quoted securities or quoted rights effected in:

(a) accordance with the ASTC Settlement Rules; or

(b) substantial accordance with the ASTC Settlement Rules and determined by the Australian Settlement and Transfer Corporation to be an effective transfer.

ASX means Australian Stock Exchange Limited.

Auditor means the Company's auditor.

Bonus Share Plan means a plan implemented under clause 23.

Business Day means a day other than a Saturday, a Sunday, New Year's Day, Australia Day, Good Friday, Easter Monday, Anzac Day, Christmas Day, Boxing Day and any other day declared and published by ASX to be a day which is not a business day.

CHESS Approved Securities means securities of the Company for which CHESS approval has been given in accordance with the ASTC Settlement Rules, or such amended definition as may be prescribed by the Listing Rules from time to time.

CHESS System means the Clearing House Electronic Subregister System operated by Australian Settlement and Transfer Corporation Pty Ltd or such other securities clearing house as is approved pursuant to the Corporations Act and to which the Listing Rules apply.

Company means Pryme Oil and Gas Limited (ACN (*)) or as it is from time to time named in accordance with the Corporations Act of this jurisdiction.

Constitution means this constitution as altered or amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Director means a person appointed to the position of a director of the Company and where appropriate, includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Dividend Reinvestment Plan means a plan implemented under clause 24.

Home Branch means the state branch of ASX designated as such in relation to the Company by ASX.

Listed Securities means any Shares, Share Options, stock, debentures, debenture stock or other securities for the time being issued by the Company and officially quoted by ASX on its stock market.

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Loan Securities includes:

(a) unsecured notes or unsecured deposit notes;

(b) mortgage debentures or mortgage debenture stock;

(c) debentures or debenture stock; and

(d) for the purposes of the Listing Rules, convertible loan securities.

Office means the registered office of the Company.

Officer means any Director or Secretary of the Company or such other person within the meaning of that term as defined by the Corporations Act.

Prescribed Rate means the rate of 18% per annum or such other rate as may from time to time be fixed by the Directors.

Registered Office means the registered office of the Company in the State.

Register of Shareholders means the register of Shareholders kept by the Company in accordance with Section 169 of the Corporations Act (including any branch register and any computerised or electronic subregister established and administered under the ASTC Settlement Rules).

Related Body Corporate means a corporation which by virtue of the provisions of Section 50 of the Corporations Act is deemed to be related to the relevant corporation and **related** has a corresponding meaning.

Representative means a person authorised to act as a representative of a corporation under clause 12.24.

Restricted Securities has the meaning ascribed to it by the Listing Rules.

Seal means the common seal of the Company and includes any official seal and, where the context so admits, the Share Seal of the Company.

Secretary means any person appointed to perform the duties of a secretary of the Company.

Share means a share in the capital of the Company.

Shareholder means a person or company registered in the Register of Shareholders as the holder of one or more Shares and includes any person or company who is a member of the Company in accordance with or for the purposes of the Corporations Act.

Shareholding Account means an entry in the Register of Shareholders in respect of a Shareholder for the purpose of providing a separate identification of some or all of the ordinary Shares registered from time to time in the name of that Shareholder and **Securities Account** has an equivalent meaning in relation to Listed Securities of all kinds, including ordinary Shares.

Share Option means an option to require the Company to issue a Share.

Share Seal means the duplicate common seal referred to in clause 18.3.

State means Western Australia.

1.2 Corporations Act Definitions

Any word or expression defined in or for the purposes of the Corporations Act shall, unless otherwise defined in clause 1.1 or the context otherwise requires, have the same meaning when used in this Constitution, and the rules of interpretation specified in or otherwise applicable to the Corporations Act shall, unless the context otherwise requires, apply in the interpretation of this Constitution.

1.3 Status of Constitution

This Constitution is adopted by the Company in substitution for any former memorandum and articles of association or other consistent documents of the Company. To the extent permitted by law, the replaceable rules provided for in the Corporations Act do not apply to the Company.

1.4 Headings

Headings are inserted in this Constitution for convenience only, and shall not affect the interpretation of this Constitution.

1.5 Displacement of Replaceable Rules

The provisions of the Corporations Act that apply to public companies as replaceable rules are displaced completely by this Constitution in relation to the Company.

2. SHARE CAPITAL AND VARIATION OF RIGHTS

2.1 Rights Attaching to Shares

Subject to this Constitution and to the terms of issue of Shares, all Shares attract the right to receive notice of and to attend and vote at all general meetings of the Company, the right to receive dividends, in a winding up or a reduction of capital, the right to participate equally in the distribution of the assets of the Company (both capital and surplus), subject to any amounts unpaid on the Share and, in the case of a reduction, to the terms of the reduction.

2.2 Issue of Shares

Without prejudice to any special rights previously conferred on the holders of any existing Shares or class of Shares, unissued Shares shall be under the control of the Directors and, subject to the Corporations Act, the Listing Rules and this Constitution, the Directors may at any time issue such number of Shares either as ordinary Shares or Shares of a named class or classes (being either an existing class or a new class) at the issue price that the Directors determine and with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the Directors shall, in their absolute discretion, determine.

2.3 Share Options

Subject to the Listing Rules, the Directors may at any time and from time to time issue Share Options on such terms and conditions as the Directors shall, in their absolute discretion, determine.

2.4 Classes of Shares

If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied, whether or not the Company is being wound up, with the consent in writing of the holders of three quarters of the issued Shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the Shares of the class. Any variation of rights under this clause 2.4 shall be subject to Part 2F.2 of Chapter 2F of the Corporations Act. The provisions of this Constitution relating to general meetings shall apply so far as they are capable of application and with necessary alterations to every such separate meeting except that a quorum is constituted by two persons who together hold or represent by proxy not less than one-third of the issued Shares of the class.

2.5 Preference Shares

Subject to the Listing Rules and the Corporations Act, the Company may issue preference Shares:

(a) that are liable to be redeemed whether at the option of the Company or otherwise; and

(b) including, without limitation preference shares of the kind described in clause 2.5(a) in accordance with the terms of Schedule 1.

[redacted]

2.6 Recognition of Trusts

Except as permitted or required by the Corporations Act, the Company shall not recognise a person as holding a Share or Share Option upon any trust.

2.7 Unregistered Interests

The Company is not bound by or compelled in any way to recognise any equitable, contingent, future or partial right or interest in any Share or Share Option (whether or not it has notice of the interest or right concerned) unless otherwise provided by this Constitution or by law, except an absolute right of ownership in the registered holder of the Share or Share Option.

2.8 Share Certificates and Share Option Certificates

Subject to the ASTC Settlement Rules (if applicable), clause 4 and the Listing Rules, a person whose name is entered as a Shareholder in the Register of Shareholders is entitled without payment to receive a Share certificate or notice (as the case may be) in respect of the Share under the Seal in accordance with the Corporations Act but, in respect of a Share or Shares held jointly by several persons, the Company is not bound to issue more than one certificate or notice. Delivery of a certificate or notice for a Share to one of several joint Shareholders is sufficient delivery to all such holders. In addition:

(a) Share certificates or notices in respect of Shares shall only be issued in accordance with the Listing Rules;

(b) subject to this Constitution, the Company shall despatch all appropriate Share certificates within 5 Business Days of the issue of any of its Shares and within 5 Business Days after the date upon which a transfer of any of its Shares is lodged with the Company;

(c) where a Share certificate is lost, worn out or destroyed, the Company shall issue a duplicate certificate in accordance with the requirements of Section 1070D of the Corporations Act and the Listing Rules; and

(d) the above provisions of this clause 2.8 shall, with necessary alterations, apply to Share Options.

If securities of the Company are CHESS Approved Securities and held in uncertificated mode, then the preceding provisions of this clause 2.8 do not apply to those Securities and the Company shall allot such CHESS Approved Securities and enter those CHESS Approved Securities into the Shareholder's uncertificated holding in accordance with the Listing Rules and the ASTC Settlement Rules.

2.9 Section 1071H of the Corporations Act

Clause 2.8 shall not apply if and to the extent that, on an application by or on behalf of the Company, the ASIC has made a declaration under Section 1071H(5) of the Corporations Act published in the Commonwealth of Australia Gazette that the Company is a person in relation to whom Section 1071H of the Corporations Act does not apply.

2.10 Commissions

The Company may, subject to the Listing Rules, exercise the powers of paying commission conferred by Section 258C of the Corporations Act if the percentage or the amount of the commission paid or agreed to be paid is disclosed. Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid Shares or partly in the one way and partly in the other. The Company may also on any issue of Shares pay such brokerage as may be lawful.

2.11 Restricted Securities

The Company shall comply in all respects with the requirements of the Listing Rules with respect to Restricted Securities. Without limiting the generality of the above:

(a) Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the ASX;

(b) the Company will refuse to acknowledge a disposal (including registering a transfer), assignment or transfer of Restricted Securities during the escrow period except as permitted by the Listing Rules or the ASX; and

(c) during a breach of the Listing Rules relating to Restricted Securities or a breach of a restriction agreement the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

2.12 Non-Issue or Cancellation of Certificate

Notwithstanding any other provision of this Constitution, the Company need not issue a certificate, and may cancel any certificate without issuing a certificate in substitution, in respect of any Shares or Share Options of the Company in any circumstances where the non-issue or cancellation of that certificate is permitted by the Corporations Act, the Listing Rules or the ASTC Settlement Rules.

2.13 No Prohibition on Foreign Ownership

Nothing in this Constitution shall have the effect of limiting or restricting the ownership of any securities of the Company by foreign persons except where such limits or restrictions are prescribed by Australian law.

2.14 Payment of Interest out of Capital

Where any Shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which can not be made profitable for a lengthened period the Company may pay interest on so much of such share capital as is paid up for the period and may charge this interest to capital as part of the cost of construction of the works, buildings or plant.

3. MINIMUM SHAREHOLDING

3.1 Effect of this Clause

The provisions of this clause have effect notwithstanding any other provision of this Constitution, except clause 33.

3.2 Definitions

In this clause:

Authorised Price means the price per share of the Listed Securities equal to the simple average of the last sale prices of the Listed Securities quoted on ASX for each of the ten trading days immediately preceding the date of any offer received by the Company pursuant to clause 3.5.

Date of Adoption means the date upon which this clause is inserted in this Constitution by special resolution of the members of the Company.

Date of Effect means the date immediately following the date of expiry contained in the **second** notice by the Company to Minority Members in accordance with clause 3.15.

Minimum Shareholding means a number of shares equal to a "marketable parcel" of Listed Securities within the meaning of the Listing Rules.

Minority Member means a member holding less than the Minimum Shareholding on or at any time after the Date of Adoption.

Purchaser means the person or persons (including one or more members) whose offer or offers to purchase Listed Securities is or are accepted by the Company.

3.3 Minimum Shareholding

Subject to clauses 3.13 to 3.15 (inclusive), on and from the Date of Effect, the shareholding of a member which is less than the Minimum Shareholding may be sold by the Company pursuant to the provisions of this clause 3.

3.4 Sale of Listed Securities of Minority Member

Subject to clauses 3.13 to 3.15 (inclusive), on and from the Date of Effect, each Minority Member shall be deemed to have irrevocably appointed the Company as his agent:

(a) to sell all the Listed Securities held by him at a price not less than the Authorised Price and without any cost being incurred by the Minority Member;

(b) to deal with the proceeds of the sale of those Listed Securities in accordance with this clause; and

(c) where the Listed Securities are CHESS Approved Securities held in uncertificated form, to initiate a Holding Adjustment (as defined in the ASTC Settlement Rules) to move the securities from the CHESS Holding (as defined in the ASTC Settlement Rules) of the Minority Member to an Issuer Sponsored or Certificated Holding (as defined in the ASTC Settlement Rules) for the sale of the Listed Securities.

3.5 Acceptance of Offer

Where the Company receives an offer for the purchase of all the Listed Securities of a Minority Member to whom this clause applies at the date of the offer at a price

not less than the Authorised Price, the Company may accept the offer on behalf of that Minority Member.

3.6 Appointment of Attorney

The Company shall, by instrument in writing, appoint a person or persons to act as attorney or attorneys of each Minority Member to whom this clause applies, to execute an instrument or instruments of transfer of their Listed Securities to the Purchaser.

3.7 Transfer

Where:

(a) all the Listed Securities of each Minority Member to whom this clause applies at any time are sold to one Purchaser; or

(b) all the Listed Securities of two or more Minority Members to whom this clause applies at any time are sold to one Purchaser,

the transfer may be effected by one instrument of transfer.

3.8 Proceeds of Sale

The Company shall receive the aggregate proceeds of the sale of all of the Listed Securities of each Minority Member to whom this clause applies at any time and shall:

(a) immediately cause the name of the Purchaser to be entered in the Register of Shareholders as the holder of the Listed Securities sold; and

(b) within fourteen days of receipt of the relevant share certificate or otherwise as soon as is practicable, cause the pro rata proportions of the proceeds attributable to each Minority Member to be sent to each Minority Member by cheque mailed to his address in the Register of Shareholders (or in the case of joint holders, to the address of the holder whose name is shown first in the Register of Shareholders), this cheque to be made payable to the Minority Member (or, in the case of joint holders, to them jointly). In the case where a Minority Member's whereabouts are unknown or where a Minority Member fails to return the share certificate or certificates (where required) relating to the Listed Securities sold, the proceeds of sale shall be applied in accordance with the applicable laws dealing with unclaimed moneys.

3.9 Receipt of Proceeds

The receipt by the Company of the proceeds of sale of Listed Securities of a Minority Member shall be a good discharge to the Purchaser of all liability in respect of the purchase of the Listed Securities.

3.10 Registration of Purchaser

Upon entry of the name of the Purchaser in the Register of Shareholders as the holder of the Listed Securities of a Minority Member to whom this clause applies:

[redacted]

(a) the Purchaser shall not be bound to see to the regularity of the actions and proceedings of the Company pursuant to this Constitution or to the application of the proceeds of sale; and

(b) the validity of the sale shall not be impeached by any person.

3.11 Remedies Limited

The remedy of any Minority Member to whom this clause applies in respect of the sale of his or her Listed Securities is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

3.12 Cost of Sale of Listed Securities

The Company shall bear all the costs of the sale of the Listed Securities.

3.13 Exemption from Clause 3

The Company must give written notice to a Minority Member and, where the Shares are CHESS Approved Securities, to the Controlling Participant (as defined in the ASTC Settlement Rules) for the holding of the Minority Member, advising of the Company's intention to sell his or her shareholding pursuant to this clause 3. Unless the Minority Member, within 6 weeks of receipt of notice from the Company in accordance with this clause 3, gives written notice to the Company that it desires its shareholding to be exempted from clause 3, then the provisions of clause 3 shall apply to this Minority Member. Where Shares are CHESS Approved Securities, a written notice by the Company in terms of this clause shall comply with the ASTC Settlement Rules.

3.14 Notice to Exempt

Where a Minority Member has given written notice to the Company that it desires its shareholding to be exempted from clause 3 it may, at any time, revoke or withdraw that notice. In that event the provisions of clause 3 shall apply to the Minority Member.

3.15 Election to Exempt

Where a Minority Member has not given written notice to the Company within 6 weeks of receipt of notice from the Company in accordance with clause 3 that it desires its shareholding to be exempted from clause 3, then the Company shall give that Minority Member and, where the Shares are CHESS Approved Securities, to the Controlling Participant (as defined in the ASTC Settlement Rules) for the holding of the Minority Member, a second written notice complying with the ASTC Settlement Rules advising that the Company intends to sell its shareholding immediately upon expiration of 5 Business Days from the date of that notice unless the Minority Member gives written notice to the Company within that time that it desires its shareholding to be exempted from clause 3, in which case clause 3 shall not apply to the Minority Member.

[redacted]

3.16 Takeover Offer or Announcement

The Company shall not commence to sell Listed Securities comprising less than a Minimum Shareholding following the announcement of a takeover offer or takeover announcement for the Company.

3.17 Use by Company of Clause 3

This clause 3 may be invoked only once in any twelve month period after its adoption or re-adoption.

4. UNCERTIFICATED HOLDINGS AND ELECTRONIC TRANSFERS

4.1 Electronic or Computerised Holding

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act and the Listing Rules to facilitate the participation by the Company in the CHESS System and any other computerised or electronic system established or recognised by the Corporations Act or the Listing Rules for the purposes of facilitating dealings in Shares or securities.

4.2 Statement of Holdings

Where the Directors have determined not to issue share certificates or to cancel existing Share certificates, a Shareholder shall have the right to receive such statements of the holdings of the Shareholder as are required to be distributed to a Shareholder under the Corporations Act or the Listing Rules.

4.3 Share Certificates

If the Directors determine to issue a certificate for Shares held by a Shareholder, the provisions in relation to Share certificates contained in clause 2 shall apply.

4.4 Listing Rules

The Company shall comply with the Listing Rules and the ASTC Settlement Rules in relation to the CHESS System.

5. LIEN

5.1 Lien for Members Debts

The Company has a first and paramount lien on each Share (except where the Share is a Listed Security and is fully paid up) registered in a Shareholder's name in respect of all money owed to the Company by the Shareholder (including any money payable under clause 5.2 to the extent that the Company has made a payment in respect of a liability or a requirement referred to in that clause) but not any unpaid call once the Share has been forfeited under section 254Q.

5.2 Generally

Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future possible liability upon the Company to make any payments or empowers any government or taxing authority or governmental official to require the Company to make any payment in respect of

any Shares held either jointly or solely by any Shareholder, or in respect of any transfer of Shares, or of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any Shares or for or on account or in respect of any Shareholder, and whether in consequence of:

(a) the death of such Shareholder;

(b) the non-payment of any income tax or other tax by such Shareholder;

(c) the non-payments of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such Shareholder or by or out of his estate; or

(d) any other act or thing,

the Company in every case:

(e) shall be fully indemnified by such Shareholder or his executor or administrator from all liability;

(f) shall have a lien upon all dividends, bonuses and other moneys payable in respect of the Shares held either jointly or solely by this Shareholder for all moneys paid by the Company in respect of the Shares or in respect of any dividend, bonus or other money or for an account or in respect of this Shareholder under or in consequence of any law, together with interest at the Prescribed Rate from date of payment to date of repayment, and may deduct or set off against any dividend, bonus or other moneys so paid or payable by the Company together with interest at the Prescribed Rate;

(g) may recover as a debt due from this Shareholder or his or her executor or administrator, wherever constituted or situate, any moneys paid by the Company under or in consequence of any such law and interest on these moneys at the Prescribed Rate and for the period mentioned above in excess of any dividend, bonus or other money as mentioned above then due or payable by the Company to such Shareholder; and

(h) may, subject to the Listing Rules, if any such money be paid or payable by the Company under any such law, refuse to register a transfer of any Shares by this Shareholder or his executor or administrator until the money and interest mentioned above is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the Shareholder, until this excess is paid to the Company.

Nothing in this clause contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company, and, as between the Company and every such Shareholder, his or her executor, administrator and estate, wherever constituted or situate, any right or remedy which this law shall confer on the Company shall be enforceable by the Company.

5.3 Exemption

The Directors may at any time exempt a Share wholly or in part from the provisions of this clause 5.

5.4 Dividends

Whenever the Company has a lien on a Share, the lien extends to all dividends payable in respect of the Share.

5.5 Sale of Shares

Subject to clause 5.6, the Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien.

5.6 Restrictions on Sale

A Share on which the Company has a lien shall not be sold unless:

(a) the sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of the sale, given to the registered holder for the time being of the Share or the person entitled to the Share by reason of the death or bankruptcy of the registered holder a notice in writing setting out, and demanding payment of, that part of the amount in respect of which the lien exists as is presently payable.

5.7 Person Authorised to Sign Transfers

For the purpose of giving effect to a sale of a Share under clause 5.5, the Directors may authorise a person to transfer the Shares sold to the purchaser of the Shares. The Company shall register the purchaser as the holder of the Shares comprised in any such transfer and he or she is not bound to see to the application of the purchase money. The title of the purchaser to the Shares is not affected by any irregularity or invalidity in connection with the sale.

5.8 Proceeds of Sale

The proceeds of a sale under clause 5.5 shall be applied by the Company in payment of that part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (subject to any like lien for sums not presently payable that existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

5.9 Protection of Lien under ASTC Settlement Rules

The Company may do all such things as may be necessary or appropriate for it to do under the ASTC Settlement Rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

5.10 Further Powers re Forfeited Shares and Liens

Where a transfer following the sale of any Shares after forfeiture or for enforcing a lien, charge or right to which the Company is entitled under any law or under this Constitution is effected by an ASTC Transfer, the Company may do all things necessary or desirable for it to do under the ASTC Settlement Rules in relation to that transfer.

6. CALLS ON SHARES

6.1 Calls

(a) The Directors may by resolution make calls on Shareholders of party paid Shares to satisfy the whole or part of the debt owing on those Shares provide that the dates for payment of those Shares were not fixed at the time of issue.

(b) A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

(c) A call may be required or permitted to be paid by instalments.

(d) Failure to send a notice of a call to any Shareholder or the non-receipt of a notice by any Shareholder does not invalidate the call.

6.2 Payment of Calls

A Shareholder to whom notice of a call is given in accordance with this Constitution must pay to the Company the amount called in accordance with the notice.

6.3 Quoted Shares

(a) The Directors must not make the date for payment of calls, **(Due Date)**, for Shareholders who hold quoted partly paid Shares, less than 30 Business Days and no more than 40 Business Days from the date the Company dispatches notices to relevant Shareholders that a call is made.

(b) If after a call is made, new Shareholders purchase the same class of Share subject to the call, or if the holdings of the original Shareholders on whom the call was made change, Directors must dispatch a notice informing these Shareholders that a call has been made at least 4 days before the Due Date.

(c) The Company must enter a call payment on the Company register no more than 5 Business Days after the Due Date.

6.4 Unquoted Shares

The Directors must not make the Due Date for Shareholders who hold quoted partly paid Shares, less than 5 Business Days from the date the Company dispatches notices to relevant Shareholders that a call is made.

6.5 Joint Liability

The joint holders of a Share are jointly and severally liable to pay all calls in respect of the Share.

6.6 Deemed Calls

Any amount that, by the terms of issue of a Share, becomes payable on allotment or at a fixed date, shall for the purposes of this Constitution be deemed to be a call duly made and payable, and, in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise

apply as if the amount had become payable by virtue of a call duly made and notified.

6.7 Differentiation between Shareholders

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

6.8 Payments in Advance of Calls

The Directors may accept from a Shareholder the whole or any part of the amount unpaid on a Share although no part of that amount has been called up, in which case the Directors shall nominate whether the amount so paid is to be treated as capital or a loan to the Company by the Shareholder, and:

(a) if the amount paid is nominated to be capital, it shall be deemed as from the date of the nomination to have been applied in paying up (so far as it will extend) the unpaid balance of the total issue price of the Share, but the dividend entitlement attaching to the Share shall remain as it was prior to the payment so made until there is a call in respect of the Share under this clause 6 of an amount equal to or greater than the amount so paid; or

(b) if the amount paid is nominated to be a loan to the Company, it shall carry interest at a rate, not exceeding the Prescribed Rate, as is agreed between the Directors and the Shareholder, shall not be repayable unless the Directors so determine, shall not confer on the Shareholder any rights attributable to subscribed capital, and shall, unless so repaid, be applied in payment of calls on the Share as and when the calls become due.

6.9 Outstanding Moneys

Any moneys payable in respect of a call made in accordance with this Constitution which remain outstanding shall from and including the day for payment until the date payment is received bear interest at the Prescribed Rate.

6.10 Revocation or Postponement

The Directors may revoke or postpone a call in accordance with the Listing Rules and/ or the Corporations Act, if revocation or postponement is not prohibited by either.

6.11 Compliance with Listing Rules and Corporations Act

The Company shall comply with the Listing Rules and the Corporations Act in relation to calls. All Listing Rule requirements in relation to calls are not covered in this Constitution.

7. FORFEITURE OF SHARES

7.1 Failure to Pay Call

If a Shareholder fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time after this day during the time any part of the call or instalment remains unpaid (but subject to this clause 7.1) serve a notice on him requiring payment of so much of the call or

instalment as is unpaid, together with any interest that has accrued. The notice shall name a further day being not less than 14 days after the date of notice on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

7.2 Forfeiture

If the requirements of a notice served under clause 7.1 are not complied with, any Share in respect of which a call is unpaid at the expiration of 14 days after the day for its payment may be forfeited by a resolution of the Directors to that effect. Such a forfeiture shall include all dividends declared in respect of the forfeited Shares and not actually paid before the forfeiture.

7.3 Sale of Forfeited Shares

A forfeited Share may be sold or otherwise disposed of on the terms and in the manner that the Directors determine and, at any time before a sale or disposition, the forfeiture may be cancelled on the terms the Directors determine.

7.4 Continuing Liability

A person whose Shares have been forfeited ceases to be a Shareholder in respect of the forfeited Shares, but remains liable to pay the Company all money that, at the date of forfeiture, was payable by him to the Company in respect of the Shares (including interest at the Prescribed Rate from the date of forfeiture on the money for the time being unpaid if the Directors decide to enforce payment of the interest), but his or her liability ceases if and when the Company receives payment in full of all the money (including interest) payable in respect of the Shares.

7.5 Officer's Statement Prima Facie Evidence

A statement in writing declaring that the person making the statement is a Director or a Secretary of the Company, and that a Share in the Company has been duly forfeited on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the Share.

7.6 Procedures

The Company may receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share, and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of. Upon the execution of the transfer, the transferee shall be registered as the holder of the Share and is not bound to see to the application of any money paid as consideration. The title of the transferee to the Share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the Share.

7.7 Listing Rules and ASTC Settlement Rules

The Company shall comply with the Listing Rules with respect to forfeited Shares and may do all such things as may be necessary or appropriate for it to do under the ASTC Settlement Rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

8. TRANSFER OF SHARES

8.1 Form of Transfer

Subject to this Constitution, Shareholders may transfer any Share held by them by:

(a) an ASTC Transfer or any other method of transferring or dealing in Shares introduced by ASX or operated in accordance with the ASTC Settlement Rules or Listing Rules and in any such case recognised under the Corporations Act; or

(b) an instrument in writing in any usual or common form or in any other form that the Directors approve.

8.2 CHESS Transfers

(a) The Company must comply with all obligations imposed on the Company under the Corporations Act, the Listing Rules and the ASTC Settlement Rules in respect of an ASTC Transfer or any other transfer of Shares.

(b) Notwithstanding any other provision in this Constitution, the Company must not prevent, delay or interfere with the registration of an ASTC Transfer or any other transfer of Shares.

8.3 Participation in CHESS

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act, the Listing Rules and the ASTC Settlement Rules to facilitate participation by the Company in any system established or recognised by the Corporations Act and the Listing Rules or the ASTC Settlement Rules in respect of transfers of or dealings in marketable securities.

8.4 Registration Procedure

Where an instrument of transfer referred to in clause 8.1(b) is to be used by a Shareholder to transfer Shares, the following provisions apply:

(a) the instrument of transfer must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act;

(b) the instrument of transfer shall be left at the Registered Office for registration accompanied by the certificate for the Shares to be transferred (if any) and such other evidence as the Directors may require to prove the title of the transferor and his right to transfer the shares;

(c) a fee shall not be charged on the registration of a transfer of Shares or other securities; and

(d) on registration of a transfer of Shares, the Company must cancel the old certificate (if any).

8.5 Power to Refuse to Register

The Directors may refuse to register any transfer of Shares (other than an ASTC Transfer) where:

(a) the Listing Rules permit the Company to do so;

(b) the Listing Rules require the Company to do so; or

(c) the transfer is a transfer of Restricted Securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company in relation to such Restricted Securities pursuant to the Listing Rules.

Where the Directors refuse to register a transfer in accordance with this clause, they shall send notice of the refusal and the precise reasons for the refusal to the transferee and the lodging broker (if any) in accordance with the Listing Rules.

8.6 Closure of Register

Subject to the Listing Rules and the ASTC Settlement Rules, the Register of Shareholders may be closed during such times as the Directors may determine, not exceeding 30 days in each calendar year or any one period of more than 5 consecutive Business Days.

8.7 Retention of Transfers by Company

All instruments of transfer which are registered will be retained by the Company, but any instrument of transfer which the Directors decline or refuse to register (except in the case of fraud) shall on demand be returned to the transferee.

8.8 Powers of Attorney

Any power of attorney granted by a Shareholder empowering the donee to transfer Shares which may be lodged, produced or exhibited to the Company or any Officer of the Company will be taken and deemed to continue and remain in full force and effect, as between the Company and the grantor of that power, and the power of attorney may be acted on, until express notice in writing that it has been revoked or notice of the death of the grantor has been given and lodged at the Office or at the place where the Register of Shareholders is kept.

8.9 Other Securities

The provisions of this clause 8 shall apply, with necessary alterations, to any other Listed Securities for the time being issued by the Company.

8.10 Branch Register

The Company may cause a Register of Shareholders to be kept in any place (including without limitation, a branch register) and the Directors may from time to time make such provisions as they (subject to the Corporations Act, the Listing Rules and the ASTC Settlement Rules) may think fit with respect to the keeping of any such Register.

8.11 Compliance with ASTC Settlement Rules

The Company shall comply with the ASTC Settlement Rules and the Listing Rules in relation to all matters covered by those rules.

8.12 Issuer Sponsored Subregister

The Company may establish and maintain an issuer sponsored subregister in compliance with any relevant provisions of the Corporations Act, the Listing Rules or the ASTC Settlement Rules.

8.13 Transferor Holds Shares until Registration of Transfer

A transferor of Shares remains the registered holder of the Shares transferred until an ASTC Transfer has taken effect in accordance with the ASTC Settlement Rules or the transfer is registered in the name of the transferee and is entered in the Register of Shareholders in respect of them, whichever is the earlier.

9. TRANSMISSION OF SHARES

9.1 Death of Shareholder Leaving a Will

On the death of a Shareholder who leaves a will appointing an executor, the executor shall be entitled as from the date of death, and on behalf of the deceased Shareholder's estate, to the same dividends and other advantages and to the same rights whether in relation to meetings of the Company, or voting or otherwise, as the Shareholder would have been entitled to if he or she had not died, whether or not probate of the will has been granted. Nevertheless, if probate of the will is granted to a person or persons other than the executor first referred to in this clause 9, his or her executor's rights shall cease, and these rights shall only be exercisable by the person or persons to whom probate is granted as provided in clauses 9.2 and 9.3. The estate of a deceased Shareholder will not be released from any liability to the Company in respect of the Shares.

9.2 Death or Bankruptcy of Shareholder

Subject to clause 9.1, where the registered holder of a Share dies or becomes bankrupt, his or her personal representative or the trustee of his or her estate, as the case may be, shall be entitled upon the production of such information as is properly required by the Directors, to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he or she had not died or become bankrupt.

9.3 Registration by Transmission or to Beneficiary

A person becoming entitled to a Share in consequence of the death or, subject to the Bankruptcy Act 1966, the bankruptcy of a Shareholder may, upon information being produced that is properly required by the Directors, elect by written notice to the Company either to be registered himself or herself as holder of the Share or to have some other person nominated by the person registered as the transferee of the Share. If this person elects to have another person registered, he or she shall execute a transfer of the Share to that other person.

9.4 **Limitations to Apply**

All the limitations, restrictions and provisions of this Constitution relating to the right to transfer Shares and the registration of a transfer of Shares are applicable to any notice or transfer as if the death or bankruptcy of the Shareholder had not occurred and the notice or transfer were a transfer signed by that Shareholder.

9.5 **Death of a Joint Holder**

In the case of the death of a Shareholder who was a joint holder, the survivor or survivors shall be the only persons recognised by the Company as having any title to the deceased's interest in the Shares, but this clause 9.5 does not release the estate of a deceased joint holder from any liability in respect of a Share that had been jointly held by this person with one or more other persons.

9.6 **Joint Personal Representatives**

Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they shall, for the purpose of this Constitution, be deemed to be joint holders of the Share.

9.7 **ASTC Transfer**

In the case of an ASTC Transfer the provisions of this clause 9 are subject to any obligation imposed on the Company or the person entitled to the relevant Shares on the death or bankruptcy of a member by the Listing Rules, the ASTC Settlement Rules or any law.

9.8 **Joint Holders**

If more than three persons are registered as holders of Shares in the Company in the Register of Shareholders (or a request is made to register more than three persons), then only the first three persons will be regarded as holders of Shares in the Company and all other names will be disregarded by the Company for all purposes.

10. **CHANGES TO CAPITAL STRUCTURE**

10.1 **Alterations to Capital**

Subject to the Listing Rules, the Company may, by ordinary resolution:

(a) issue new Shares of such amount specified in the resolution;

(b) consolidate and divide all or any of its Shares into Shares of larger amount than its existing Shares;

(c) subject to the Listing Rules, sub-divide all or any of its Shares into Shares of smaller amount, but so that in the sub-division the proportion between the amount paid and the amount (if any) unpaid on each such Share of a smaller amount remains the same; and

(d) cancel Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited and, subject to the Corporations Act, reduce the amount of its share capital by the amount of the Shares so cancelled.

10.2 Reduction of Capital

Subject to the Corporations Act and the Listing Rules, the Company may reduce its share capital in any way including, but not limited to, distributing to shareholders securities of any other body corporate and, on behalf of the shareholders, consenting to each shareholder becoming a member of that body corporate and agreeing to be bound by the constitution of that body corporate.

10.3 Buy-Backs

(a) In this clause "Buy-Back Provisions" means the provisions of Part 2J.1 Division 2 of the Corporations Act.

(b) The Company may, subject to the Corporations Act and the Listing Rules and in accordance with the Buy-Back Provisions, purchase its own Shares on such terms and at such times as may be determined by the Directors from time to time:

(c) The Company may give financial assistance to any person or entity for the purchase of its own Shares in accordance with the Buy-Back Provisions on such terms and at such times as may be determined by the Directors from time to time.

11. GENERAL MEETINGS

11.1 Convening of General Meetings of Shareholders

The Directors may, by a resolution passed by a majority of Directors, convene a general meeting of Shareholders in accordance with this clause 11 and the requirements of the Corporations Act.

11.2 Postponement of a General Meeting of Shareholders

The Directors may, subject to the Corporations Act and the Listing Rules, postpone a meeting of Shareholders or change the place for a general meeting of shareholders by giving written notice to ASX. If a meeting of Shareholders is postponed for one month or more, the Company must give new notice of the postponed meeting.

11.3 Cancellation of a General Meeting of Shareholders

(a) A general meeting of Shareholders convened by the Directors in accordance with clause 11.1 may be cancelled by a resolution passed by a majority of Directors.

(b) Notice of the cancellation of a general meeting of Shareholders must be given to the Shareholders in accordance with clause 25, but notice of such cancellation must be given to each Shareholder not less than two (2) days prior to the date on which the meeting was proposed to be held.

11.4 Convening of General Meetings of Shareholders by a Director

Any Director may, whenever he or she thinks fit, convene a general meeting of Shareholders, and a general meeting shall also be convened on requisition as is provided for by the Corporations Act, or in default, may be convened by such requisitions as empowered to do so by the Corporations Act. If there are no

Directors for the time being, a Secretary may convene a general meeting of Shareholders for the purpose of enabling the election of Directors but for no other purpose. A general meeting may be held at two or more venues simultaneously using any technology that gives the Shareholders as a whole a reasonable opportunity to participate.

11.5 Notice

A notice of a general meeting shall be given in accordance with the requirements of the Corporations Act, clause 25 and the Listing Rules, and:

(a) must specify the place, the day and the time of the meeting;

(b) must state the general nature of the business to be transacted at the meeting;

(c) must include such statements about the appointment of proxies as are required by the Corporations Act;

(d) must specify a place and fax number for the purposes of receipt of proxy appointments; and

(e) may specify an electronic address for the purposes of receipt of proxy appointments,

and shall include any other information required to be included in the notice by the Listing Rules. The non-receipt of a notice of a general meeting by a Shareholder or the accidental omission to give this notice to a Shareholder shall not invalidate any resolution passed at the meeting.

11.6 Business at General Meeting

Subject to the Corporations Act, only matters that appear in a notice of meeting shall be dealt with at a general meeting or an annual general meeting, as the case may be.

11.7 Notice to Home Branch

(a) The Company shall notify the Home Branch of any meeting at which Directors are to be elected at least 5 Business Days before the closing day for receipt of nominations for Directors, and in any other case (other than a meeting to pass a special resolution) at least 10 Business Days before the meeting is held, and in the case of a meeting convened to pass a special resolution, at least 15 Business Days before the meeting is held. All notices convening meetings shall specify the place, date and hour of the meeting, and shall set out all resolutions to be put to the meeting.

(b) The Company shall notify the Home Branch as soon as is practicable after any general meeting in the case of special business as to whether or not the resolutions were carried and in the case of ordinary business as to which of those resolutions were not carried or were amended or were withdrawn.

11.8 Annual General Meeting

An annual general meeting shall be held in accordance with the requirements of

the Corporations Act.

12. **PROCEEDINGS AT GENERAL MEETINGS**

12.1 **Quorum**

No business shall be transacted at any general meeting unless a quorum is present comprising 2 Shareholders present in person, by proxy, attorney or Representative. For the purpose of determining whether a quorum is present, a person attending as a proxy, attorney or Representative, shall be deemed to be the Shareholder present in person. If a quorum is not present within 15 minutes after the time appointed for a general meeting, the meeting, if convened upon a requisition shall be dissolved, but in any other case, it shall stand adjourned to a date and place to be fixed by the Directors. If at such adjourned meeting a quorum is not present, the Shareholders present in person, by proxy, attorney or Representative shall constitute a quorum.

12.2 **Persons Entitled to Attend a General Meeting**

The persons entitled to attend a general meeting shall be:

(a) Shareholders, in person, by proxy, attorney or Representative;

(b) Directors;

(c) the Company's auditor; and

(d) any other person or persons as the chairman may approve.

12.3 **Refusal of Admission to Meetings**

The chairman of a general meeting may refuse admission to a person, or require a person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession;

(b) is in possession of any:

(i) electronic or recording device;

(ii) placard or banner; or

(iii) other article,

which the chairman considers to be dangerous, offensive or liable to cause disruption; or

(c) causes any disruption to the meeting.

12.4 **Chairman**

The person elected as the chairman of the Directors' meeting under clause 15.9 shall, if willing, preside as chairman at every general meeting. Where a general meeting is held and a chairman has not been elected under clause 15.9 or the chairman or, in his absence, the vice-chairman is not present within 15 minutes after the time appointed for holding of the meeting or is unwilling to act:

(a) the Directors present may elect a chairman of the meeting; or

(b) if no chairman is elected in accordance with subsection (a), the Shareholders present shall elect one of their number to be the acting chairman of the meeting.

12.5 Vacating Chair

At any time during a meeting and in respect of any specific item or items of business, the chairman may elect to vacate the chair in favour of another person nominated by the chairman (which person must be a Director unless no Director is present or willing to act). That person is to be taken to be the chairman and will have all the power of the chairman (other than the power to adjourn the meeting), during the consideration of that item of business or those items of business.

12.6 Disputes Concerning Procedure

If there is a dispute at a general meeting about a question of procedure, the chairman may determine the question.

12.7 General Conduct

The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairman, including the procedure for the conduct of the election of Directors.

12.8 Casting Vote

In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

12.9 Adjournment

The chairman may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted on the resumption of any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. A poll cannot be demanded on any resolution concerning the adjournment of a general meeting except by the chairman.

12.10 Notice of Resumption of Adjourned Meeting

When a meeting is adjourned for 30 days or more, notice of the resumption of the adjourned meeting shall be given in the same manner as for the original meeting, but otherwise, it is not necessary to give any notice of any adjournment or of the business to be transacted on the resumption of the adjourned meeting.

12.11 Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at meetings of Shareholders or classes of Shareholders:

(a) each Shareholder entitled to vote may vote in person or by proxy, attorney or Representative;

(b) on a show of hands, every person present who is a Shareholder or a proxy, attorney or Representative of a Shareholder has one vote; and

(c) on a poll, every person present who is a Shareholder or a proxy, attorney or Representative of a Shareholder shall, in respect of each fully paid Share held by him, or in respect of which he is appointed a proxy, attorney or Representative, have one vote for the Share, but in respect of partly paid Shares, shall have such number of votes being equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable in respect of those Shares (excluding amounts credited).

12.12 Voting - Show of Hands

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded in accordance with clause 12.14.

12.13 Results of Voting

Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of general meetings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

12.14 Poll

A poll may be demanded before or immediately upon the declaration of the result of the show of hands by:

(a) the chairman of the general meeting;

(b) at least 5 Shareholders present in person or by proxy, attorney or Representative having the right to vote on the resolution; or

(c) any one or more Shareholders holding not less than 5% of the total voting rights of all Shareholders having the right to vote on the resolution.

12.15 Manner of Taking Poll

If a poll is duly demanded, it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith.

12.16 Meeting May Continue

A demand for a poll shall not prevent the continuation of the meeting for the transaction of other business.

12.17 Voting by Joint Holders

In the case of joint holders of Shares, the vote of the senior who tenders a vote,

whether in person or by proxy, attorney or Representative, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Shareholders.

12.18 Shareholder under Disability

If a Shareholder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, his committee or trustee or any other person that properly has the management of his estate may exercise any rights of the Shareholder in relation to a general meeting as if the committee, trustee or other person were the Shareholder.

12.19 Payment of Calls

A Shareholder is not entitled to any vote at a general meeting unless all calls presently payable by him in respect of Shares have been paid. Nothing in this clause prevents such a Shareholder from voting at a general meeting in relation to any other Shares held by that Shareholder provided all calls and other sums payable by him have been paid on those other Shares.

12.20 Objection to Voting

An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered. This objection shall be referred to the chairman of the meeting, whose decision shall be final. A vote not disallowed pursuant to such an objection is valid for all purposes.

12.21 Proxies

An instrument appointing a proxy:

(a) shall be in writing under the hand of the appointor or of his attorney, or, if the appointor is a corporation, executed in accordance with the Corporations Act;

(b) shall specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument;

(c) shall be deemed to confer authority to demand or join in demanding a poll;

(d) shall be in such form as the Directors determine and which complies with Division 6 of Part 2G.2 of the Corporations Act;

(e) shall not be valid unless the original instrument and the power of attorney or other authority (if any) under which the instrument is signed, or a copy or facsimile which appears on its face to be an authentic copy of that proxy, power or authority, is or are deposited or sent by facsimile transmission to the Registered Office, or at such other place (being the place or being in the reasonable proximity of the place at which the meeting is to be held) as is specified for that purpose in the notice convening the meeting, duly stamped where necessary, by the time (being not less than 48 hours) prior

to the commencement of the meeting (or the resumption of the meeting if the meeting is adjourned and notice is given in accordance with clause 12.10) as shall be specified in the notice convening the meeting (or the notice under clause 12.10, as the case may be); and

(f) shall comply with the Listing Rules.

12.22 Electronic Appointment of Proxy

For the purposes of clause 12.21, an appointment received at an electronic address will be taken to be signed by the appointor if:

(a) a personal identification code allocated by the Company to the appointor has been input into the appointment; or

(b) the appointment has been verified in another manner approved by the Directors.

12.23 Proxy Votes

A vote given in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or the authority under which the instrument was executed) or the transfer of the Share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at the Registered Office before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

12.24 Representatives of Corporate Shareholders

A body corporate (**the appointor**) that is a Shareholder may authorise, in accordance with Section 250D of the Corporations Act, by resolution of its Directors or other governing body, such person or persons as it may determine to act as its Representative at any general meeting of the Company or of any class of Shareholders. A person so authorised shall be entitled to exercise all the rights and privileges of the appointor as a Shareholder. When a Representative is present at a general meeting of the Company, the appointor shall be deemed to be personally present at the meeting unless the Representative is otherwise entitled to be present at the meeting. The original form of appointment of a Representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a Representative is evidence of a Representative having been appointed.

13. THE DIRECTORS

13.1 Number of Directors

The Company shall at all times have at least 3 Directors. The number of Directors shall not exceed 9. Subject to the Corporations Act, the Company may, by ordinary resolution, increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office. Subject to any resolution of the Company determining the maximum and minimum numbers of Directors, the Directors may from time to time determine the respective number of Executive and Non Executive Directors.

13.2 Rotation of Directors

Subject to clause 17.4, at the Company's first annual general meeting after incorporation, all the Directors shall retire from office, and at the annual general meeting in every subsequent year, one-third of the Directors for the time being, or, if their number is not a multiple of 3, then the number nearest one-third (rounded upwards in case of doubt), shall retire from office, provided always that no Director except a Managing Director shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election. The Directors to retire at an annual general meeting other than the first annual general meeting are those who have been longest in office since their last election, but, as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by drawing lots. A retiring Director is eligible for re-election. An election of Directors shall take place each year.

13.3 Election of Directors

Subject to the provisions of this Constitution, the Company may elect a person as a Director by resolution passed in general meeting. A Director elected at a general meeting is taken to have been elected with effect immediately after the end of that general meeting unless the resolution by which the Director was appointed or elected specifies a different time. No person other than a Director seeking re-election shall be eligible for election to the office of Director at any general meeting unless the person or some Shareholder intending to propose his or her nomination has, at least 30 Business Days before the meeting, left at the Registered Office a notice in writing duly signed by the nominee giving his or her consent to the nomination and signifying his or her candidature for the office or the intention of the Shareholder to propose the person. Notice of every candidature for election as a Director shall be given to each Shareholder with or as part of the notice of the meeting at which the election is to take place. The Company shall observe the requirements of Section 225 of the Corporations Act with respect to the election of Directors. If the number of nominations exceeds the vacancies available having regard to clause 13.1, the order in which the candidates shall be put up for election shall be determined by the drawing of lots supervised by the Directors and once sufficient candidates have been elected to fill up the vacancies available, the remaining candidates shall be deemed defeated without the need for votes to be taken on their election.

13.4 Additional Directors

The Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the maximum number specified by this Constitution. Any Director so appointed holds office only until the next following general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation (if any) at that meeting.

13.5 Removal of Director

The Company may by resolution remove any Director before the expiration of his period of office, and may by resolution appoint another person in his place. The person so appointed is subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last

elected a Director.

13.6 Vacation of Office

The office of Director shall automatically become vacant if the Director:

(a) ceases to be a Director by virtue of Section 203D or any other provision of the Corporations Act;

(b) becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) becomes prohibited from being a Director by reason of any order made under the Corporations Act;

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(e) resigns his or her office by notice in writing to the Company;

(f) is removed from office under clause 13.5; or

(g) is absent for more than 6 months, without permission of the Directors, from meetings of the Directors held during that period.

13.7 Remuneration

The Directors shall be paid out of the funds of the Company, by way of remuneration for their services as Directors. Subject to clause 13.8 below, the total aggregate fixed sum per annum to be paid to the Directors from time to time will not exceed the sum determined by the Shareholders in general meeting and the total aggregate fixed sum will be divided between the Directors as the Directors shall determine and, in default of agreement between them, then in equal shares. No non-executive Director shall be paid as part or whole of his remuneration a commission on or a percentage of profits or a commission or a percentage of operating revenue, and no executive Director shall be paid as whole or part of his remuneration a commission on or percentage of operating revenue. The remuneration of a Director shall be deemed to accrue from day to day. Any increase in the remuneration of Directors shall be in accordance with the Corporations Act and the Listing Rules.

13.8 Initial Fees to Directors

The total aggregate fixed sum per annum to be paid to Directors in accordance with clause 13.7 shall initially be $150,000 and may be varied by ordinary resolution of the Shareholders in General Meeting.

13.9 Expenses

The Directors shall be entitled to be paid reasonable travelling, hotel and other expenses incurred by them respectively in or about the performance of their duties as Directors. If any of the Directors being willing are called upon to perform extra services or make any special exertions on behalf of the Company or its business, the Directors may remunerate this Director in accordance with such services or exertions, and this remuneration may be either in addition to or in substitution for his

or her share in the remuneration provided for by clause 13.7.

13.10 No Share Qualification

A Director is not required to hold any Shares.

14. POWERS AND DUTIES OF DIRECTORS

14.1 Management of the Company

Subject to the Corporations Act and the Listing Rules and to any other provision of this Constitution, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and forming the Company, and may exercise all such powers of the Company as are not, by the Corporations Act or the Listing Rules or by this Constitution, required to be exercised by the Company in general meeting.

14.2 Borrowings

Without limiting the generality of clause 14.1, the Directors may at any time:

(a) exercise all powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person;

(b) subject to Shareholder approval, sell or otherwise dispose of the whole or any part of the assets, undertakings and other properties of the Company or any that may be acquired on such terms and conditions as they may deem advisable, but:

(i) if the Company is listed on ASX, the Company shall comply with the Listing Rules which relate to the sale or disposal of a company's assets, undertakings or other properties; and

(ii) on the sale or disposition of the Company's main undertaking or on the liquidation of the Company, no commission or fee shall be paid to any Director or Directors or to any liquidator of the Company unless it shall have been ratified by the Company in general meeting, with prior notification of the amount of such proposed payments having been given to all Shareholders at least 7 days prior to the meeting at which any such payment is to be considered; and

(c) take any action necessary or desirable to enable the Company to comply with the Listing Rules.

14.3 Attorneys

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes, with the powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors), for the period and subject to the conditions as they think fit. This power of attorney may contain provisions for the protection and convenience of persons dealing with the attorney as the Directors may determine and may also

authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the person.

14.4 Cheques, etc.

All cheques, promissory notes, bankers drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by any two Directors or in any other manner as the Directors determine.

14.5 Retirement Benefits for Directors

The Directors may at any time, subject to the Listing Rules, adopt any scheme or plan which they consider to be in the interests of the Company and which is designed to provide retiring or superannuation benefits for both present and future non-executive Directors, and they may from time to time vary this scheme or plan. Any scheme or plan may be effected by agreements entered into by the Company with individual Directors, or by the establishment of a separate trust or fund, or in any other manner the Directors consider proper. The Directors may attach any terms and conditions to any entitlement under any such scheme or plan that they think fit, including, without limitation, a minimum period of service by a Director before the accrual of any entitlement and the acceptance by the Directors of a prescribed retiring age. No scheme or plan shall operate to confer upon any Director or on any of the dependants of any Director any benefits exceeding those contemplated in Section 200F of the Corporations Act or the Listing Rules, except with the approval of the Company in general meeting.

14.6 Securities to Directors or Shareholders

If a Director acting solely in the capacity of Director of the Company shall become personally liable for the payment of any sum primarily due by the Company, the Directors may create any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the persons or person so becoming liable from any loss in respect of such liability.

15. PROCEEDINGS OF DIRECTORS

15.1 Convening a Meeting

A Director may at any time, and a Secretary shall, whenever requested to do so by one or more Directors, convene a meeting of the Directors, but not less than 24 hours' notice of every such meeting shall be given to each Director either by personal telephone contact or in writing by the convenor of the meeting. The Directors may by unanimous resolution agree to shorter notice. An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings, or any resolution passed, at the meeting.

15.2 Procedure at Meetings

The Directors may meet together for the despatch of business and adjourn and, subject to this clause 15, otherwise regulate the meetings as they think fit.

15.3 Quorum

No business shall be transacted at any meeting of Directors unless a quorum is present, comprising 2 Directors present in person, or by instantaneous communication device, notwithstanding that less than 2 Directors may be permitted to vote on any particular resolution or resolutions at that meeting for any reason whatsoever. Where a quorum cannot be established for the consideration of a particular matter at a meeting of Directors, one or more of the Directors may call a general meeting of the Company to deal with the matter.

15.4 Secretary May Attend and Be Heard

The Secretary is entitled to attend any meeting of Directors and is entitled to be heard on any matter dealt with at any meeting of Directors.

15.5 Majority Decisions

Questions arising at any meeting of Directors shall be decided by a majority of votes. A resolution passed by a majority of Directors shall for all purposes be deemed a determination of "the Directors". An Alternate Director has one vote for each Director for whom he or she is an alternate. If an Alternate Director is also a Director, he or she also has a vote as a Director.

15.6 Casting Votes

In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote, but the chairman shall have no casting vote where only 2 Directors are competent to vote on the question.

15.7 Alternate Directors

A Director may appoint any person to be an alternate Director in his or her place during any period as he or she thinks fit, and the following provisions shall apply with respect to any alternate Director:

(a) he or she is entitled to notice of meetings of the Directors and, if his or her appointor Director is not present at such a meeting, he or she is entitled to attend and vote in the place of the absent Director;

(b) he or she may exercise any powers that his or her appointor Director may exercise, and the exercise of any such power by the alternate Director shall be deemed to be the exercise of the power by his or her appointor Director;

(c) he or she is subject to the provisions of this Constitution which apply to Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from the Company;

(d) he or she is not required to hold any Shares;

(e) his or her appointment may be terminated at any time by his or her appointor Director notwithstanding that the period of the appointment of the alternate Director has not expired, and the appointment shall terminate in any event if his or her appointor Director vacates office as a Director; and

(f) the appointment, or the termination of an appointment, of an alternate

Director shall be effected by a written notice signed by the Director who made the appointment given to the Company.

15.8 Continuing Directors May Act

In the event of a vacancy or vacancies in the office of a Director, the remaining Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purposes of appointing a Director or Directors, or in order to convene a general meeting of the Company.

15.9 Chairman

The Directors shall elect from their number a chairman of their meetings and may determine the period for which he or she is to hold office. Where a Directors' meeting is held and a chairman has not been elected or is not present at the meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present shall elect one of their number to be the acting chairman of the meeting. The Directors may elect a Director as deputy chairman to act as chairman in the chairman's absence.

15.10 Committees

The Directors may delegate any of their powers to a committee or committees consisting of such of their number as they think fit. The Directors may at any time revoke any such delegation of power. A committee to which any powers have been so delegated shall exercise the powers delegated in accordance with any directions of the Directors, and a power so exercised shall be deemed to have been exercised by the Directors. The members of such a committee may elect one of their number as chairman of their meetings. Questions arising at a meeting of a committee shall be determined by a majority of votes of the members present and voting. In the case of an equality of votes, the chairman shall have a casting vote.

15.11 Written Resolutions

A resolution in writing signed by all the Directors for the time being (or their respective alternate Directors), except those Directors (or their alternates) who expressly indicate their abstention in writing to the Company and those who would not be permitted, by virtue of Section 195 of the Corporations Act to vote, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. This resolution may consist of several documents in like form, each signed by one or more Directors. Copies of the documents to be signed under this clause must be sent to every Director who is entitled to vote on the resolution. The resolution is taken to have been passed when the last Director signs the relevant documents. A telex, telegram, facsimile transmission or other document produced by mechanical means and bearing the signature of the Director, printed mechanically and with his authority, shall be deemed to be a document in writing signed by the Directors.

15.12 Defective Appointment

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be, or to act as, a Director, or that a person so appointed was disqualified, as valid as if the person

had been duly appointed and was qualified to be a Director or to be a member of the committee.

15.13 Directors May Hold Other Offices

A Director may hold any other office or place of profit in or in relation to the Company (except that of auditor) in conjunction with his or her office of Director and on any terms as to remuneration or otherwise that the Directors shall approve.

15.14 Directors May Hold Shares, etc.

A Director may be or become a shareholder in or director of or hold any other office or place of profit in or in relation to any other company promoted by the Company or in which the Company may be interested, whether as a vendor, shareholder or otherwise.

15.15 Directors Not Accountable for Benefits

No Director shall be accountable for any benefits received as the holder of any other office or place of profit in or in relation to the Company or any other company referred to in clause 15.13 or as a shareholder in or director of any such company.

15.16 Disclosure of Interests in Related Matters

As required by the Corporations Act, a Director must give the Directors notice of any material personal interest in a matter that relates to the affairs of the Company. No Director shall be disqualified by his office from contracting with the Company whether as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided or prejudiced on that account, nor shall any Director be liable to account to the Company for any profit arising from any such contract or agreement by reason only of such Director holding that office or of the fiduciary relationship thereby established, but a Director who has a material interest in a matter that is being considered at a meeting of the Directors must not vote on the matter (or in relation to a proposed resolution under Section 195(2) of the Corporations Act in relation to the matter) and must not be present while the matter (or a proposed resolution of that kind) is being considered at the meeting, except where the material interest is an interest that the Director has as a Shareholder of the Company and in common with the other Shareholders of the Company or where a resolution has been passed in accordance with Section 195(2) of the Corporations Act, in which cases the Director may be present but may not vote. Nothing in this Constitution shall be read or construed so as to place on a Director any restrictions other than those required by Section 195 of the Corporations Act or the Listing Rules.

15.17 Disclosure of Shareholding

A Director must give to the Company such information about the Shares or other securities in the Company in which the Director has a relevant interest and at the times that the Secretary requires, to enable the Company to comply with any disclosure obligations it has under the Corporations Act or the Listing Rules.

15.18 Related Body Corporate Contracts

A Director shall not be deemed to be interested or to have been at any time interested in any contract or arrangement by reason only that in a case where the contract or arrangement has been or will be made with, for the benefit of, or on behalf of a Related Body Corporate, he or she is a shareholder in that Related Body Corporate.

15.19 Voting, Affixation of Seal

A Director may in all respects act as a Director in relation to any contract or arrangement in which he or she is interested, including, without limiting the generality of the above, in relation to the use of the Company's common seal, but a Director may not vote in relation to any contract or proposed contract or arrangement in which the Director has directly or indirectly a material interest.

15.20 Home Branch to be Advised

The Directors shall advise the Home Branch without delay of any material contract involving Director's or Directors' interests. The advice shall include at least the following information:

(a) the names of the parties to the contract;

(b) the name or names of the Director or Directors who has or have any material interest in the contract;

(c) particulars of the contract; and

(d) particulars of the relevant Director's or Directors' interest or interests in that contract.

16. MEETING BY INSTANTANEOUS COMMUNICATION DEVICE

16.1 Meetings to be Effectual

A Director shall be entitled to attend a Directors' meeting by means of an instantaneous communication device rather than in person. In those circumstances, a Director shall still receive all materials and information to be made available for the purposes of the Directors' meeting.

For the purposes of this Constitution, the contemporaneous linking together by instantaneous communication device of a number of consenting Directors not less than the quorum, whether or not any one or more of the Directors is out of Australia, shall be deemed to constitute a Directors' meeting and all the provisions of this Constitution as to the Directors' meetings shall apply to such meetings held by instantaneous communication device so long as the following conditions are met:

(a) all the directors for the time being entitled to receive notice of the Directors' meeting (including any alternate for any Director) shall be entitled to notice of a meeting by instantaneous communication device for the purposes of such meeting. Notice of any such Directors' meeting shall be given on the instantaneous communication device or in any other manner permitted by the clause;

(b) each of the Directors taking part in the Directors' meeting by instantaneous communication device must be able to hear each of the other Directors

taking part at the commencement of the Directors' meeting; and

(c) at the commencement of the Directors' meeting each Director must acknowledge his or her presence for the purpose of a Directors' meeting of the Company to all the other Directors taking part.

A Directors' meeting held by instantaneous communication device shall be deemed to have been held at the Registered Office.

16.2 Procedure at Meetings

A Director may leave a Directors' meeting held under clause 16.1 by informing the Chairman of the Directors' meeting and then disconnecting his instantaneous communication device. Unless this procedure has been followed a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the Directors' meeting by instantaneous communication device.

16.3 Minutes

A minute of the proceedings at a meeting held under clause 16.1 shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman or the person taking the chair at the meeting under clause 16.1.

16.4 Definition

For the purposes of this Constitution, "instantaneous communication device" shall include telephone, television or any other audio or visual device which permits instantaneous communication.

17. MANAGING AND EXECUTIVE DIRECTORS

17.1 Appointment

The Directors may from time to time appoint one of their number to the office of managing director (**"Managing Director"**) of the Company or to any other office, (except that of auditor), or employment under the Company, either for a fixed term or at will, but not for life and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment. A Director other than a Managing Director so appointed is in this Constitution referred to as an executive director (**"Executive Director"**). The appointment of a Managing Director or Executive Director so appointed automatically terminates if he ceases for any reason to be a Director.

17.2 Remuneration

Subject to clause 13.7, a Managing Director or Executive Director shall, subject to the terms of any agreement entered into in a particular case, receive remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

17.3 Powers

The Directors may, upon such terms and conditions and with such restrictions as they

think fit, confer upon a Managing Director or Executive Director any of the powers exercisable by them. Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Directors. The Directors may at any time withdraw or vary any of the powers so conferred on a Managing Director.

17.4 Rotation

A Managing Director shall not retire by rotation in accordance with clause 13.2 but Executive Directors shall.

17.5 Secretary

A Secretary of the Company shall hold office on such terms and conditions, as to remuneration and otherwise, as the Directors determine. There must be at least one Secretary of the Company at all times.

18. SEALS

18.1 Common Seal

Subject to the Corporations Act, the Company may have a Seal. The Directors shall provide for the safe custody of the Seal. The Seal shall only be used by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal. Every document to which the Seal is affixed shall be signed by a Director and countersigned by another Director, (who may be an alternate Director) a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

18.2 *Execution of Documents Without a Seal*

The Company may execute a document without using the Seal if the document is signed by:

(a) two Directors; or

(b) a Director and a Secretary.

18.3 Share Seal

Subject to the Corporations Act, the Company may have a duplicate Seal, known as the Share Seal, which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal", and the following provisions shall apply to its use:

(a) any certificate for Shares may be issued under the Share Seal and if so issued shall be deemed to be sealed with the Seal;

(b) subject to the following provisions of this clause 18.3, the signatures required by clause 18.1 on a document to which the Seal is affixed may be imposed by some mechanical means;

(c) subject to the following provisions of this clause 18.3, the Directors may determine the manner in which the Share Seal shall be affixed to any document and by whom a document to which the Share Seal is affixed shall be signed, and whether any signature so required on such a

document must be actually written on the document or whether it may be imposed by some mechanical means;

(d) the only documents on which the Share Seal may be used shall be Share or stock unit certificates, debentures or certificates of debenture stock, secured or unsecured notes, option certificates and any certificates or other documents evidencing any Share Options or rights to take up any Shares in or debenture stock or debentures or notes of the Company; and

(e) signatures shall not be imposed by mechanical means nor (except when the requirements of clause 18.1 as to signatures are complied with) shall the Share Seal be used on any certificate or other document mentioned in clause 18.3(d) unless the certificate or other document has first been approved for sealing or signature (as the case may be) by the Board or other authorised person or persons.

19. ACCOUNTS, AUDIT AND RECORDS

19.1 Accounting records to be kept

The Directors shall cause proper accounting and other records to be kept by the Company and shall distribute copies of the Company's accounts and reports as required by the Corporations Act and the Listing Rules.

19.2 Audit

The Company shall comply with the requirements of the Corporations Act and the Listing Rules as to the audit of accounts, registers and records.

19.3 Inspection

The Directors shall determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Shareholders other than Directors. A Shareholder other than a Director shall not be entitled to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

20. MINUTES

20.1 Minutes to be Kept

The Directors shall cause to be kept, in accordance with Section 1306 of the Corporations Act, minutes of:

(a) all proceedings of general meetings and Directors meetings; and

(b) all appointments of Officers and persons ceasing to be Officers.

20.2 Signature of Minutes

All minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

20.3 Requirements of the Corporations Act

The Company and the Officers shall comply with the requirements of Part 2G.3 of Chapter 2G of the Corporations Act.

21. DIVIDENDS AND RESERVES

21.1 Dividends

The Directors may from time to time declare a dividend to be paid to the Shareholders entitled to the dividend. Subject to clause 6.5 and subject to the rights of any preference Shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend, the dividend as declared shall be payable on all Shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such Shares in accordance with Part 2H.5 of Chapter 2H of the Corporations Act.

21.2 Interim Dividend

The Directors may from time to time pay to the Shareholders any interim dividends that they may determine.

21.3 Dividends only Payable from Profits

No dividend shall be payable except out or profits. A determination by the Directors as to the profits of the Company shall be conclusive.

21.4 No Interest

No dividend shall carry interest as against the Company.

21.5 Reserves

The Directors may set aside out of the profits of the Company any amounts that they may determine as reserves, to be applied at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied. Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

21.6 Alternative Method of Payment of Dividend

When declaring any dividend and subject at all times to the Corporations Act and the Listing Rules, the Directors may:

(a) direct payment of the dividend to be made wholly or in part by the distribution of specific assets or documents of title (including, without limitation, paid-up Shares, debentures or debenture stock of this or any other company, gold, gold or mint certificates or receipts and like documents) or in any one of more of these ways, and where any difficulty arises with regard to the distribution the Directors may settle it as they think expedient and in particular may issue fractional certificates and may fix the value for distribution of specific assets or any part of them and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed in order to adjust the rights of all parties and may vest any of these specific assets in trustees upon trusts for the persons entitled to the dividend as may seem expedient to the Directors; or

(b) direct that a dividend be payable to particular Shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source and to the remaining Shareholders wholly or partly or of any other particular fund or reserve or out of profits derived from any other particular source and may so direct notwithstanding that by so doing the dividend will form part of the assessable income for taxation purposes of some Shareholders and will not form part of the assessable income of others.

For the purposes of this clause, the Company is authorised to distribute securities of another body corporate by way of dividend and, on behalf of the shareholders, provide the consent of each shareholder to becoming a member of that body corporate and the agreement of each shareholder to being bound by the constitution of that body corporate.

21.7 Payment of Dividends

All dividends shall be dispatched simultaneously to the Shareholders entitled to the dividend. Any dividend payable may be paid by:

(a) cheque sent through the mail directed to:

  (i) the address of the Shareholder shown in the Register or to the address of the joint holders of Shares shown first in the Register; or

  (ii) an address which the Shareholder has, or joint holders have, in writing notified the Company as the address to which dividends should be sent;

(b) electronic funds transfer to an account with a bank or other financial institution nominated by the Shareholder and acceptable to the Company; or

(c) any other means determined by the Directors.

21.8 Unclaimed Dividends

Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

21.9 Breach of Restriction Agreement

In the event of a breach of the Listing Rules relating to Restricted Securities or of any escrow arrangement entered into by the Company under the Listing Rules in relation to any Shares which are classified under the Listing Rules or by ASX as Restricted Securities, the Shareholder holding the Shares in question shall cease to be entitled to be paid any dividends in respect of those Shares for so long as the breach subsists.

22. CAPITALISATION OF PROFITS

22.1 Capitalisation

The Directors, subject to the Listing Rules, may from time to time determine to

capitalise any amount, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Shareholders, and that that amount be applied, in any of the ways mentioned in clause 22.2 for the benefit of Shareholders in the proportions to which those Shareholders would have been entitled in a distribution of that amount by way of dividend.

22.2 Application of Capitalised Amounts

The ways in which an amount may be applied for the benefit of Shareholders under clause 22.1 are:

(a) in paying up any amounts unpaid on Shares held by Shareholders;

(b) in paying up in full unissued Shares or debentures to be issued to Shareholders as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

22.3 Procedures

The Directors shall do all things necessary to give effect to the resolution referred to in clause 22.1 and, in particular, to the extent necessary to adjust the rights of the Shareholders among themselves, may:

(a) issue fractional certificates or make cash payments in cases where Shares or debentures could only be issued in fractions; and

(b) authorise any person to make, on behalf of all the Shareholders entitled to any further Shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any further Shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in paragraph (b) is effective and binding on all the Shareholders concerned.

23. BONUS SHARE PLAN

23.1 Authorisation of Bonus Share Plan

Subject to the Listing Rules and the Corporations Act, the Company may, by ordinary resolution in general meeting, authorise the Directors to implement a Bonus Share Plan on such terms and conditions as are referred to in the resolution and which plan provides for any dividend which the Directors may declare from time to time under clause 21, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, not to be payable on Shares which are participating Shares in the Bonus Share Plan but for those Shares to carry instead an entitlement to receive an allotment of additional fully paid ordinary Shares to be issued as bonus Shares.

23.2 Amendment and Revocation

Any resolution passed by the Company in general meeting pursuant to clause 23.1 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

24. DIVIDEND REINVESTMENT PLAN

24.1 Authorisation of Dividend Reinvestment Plan

Subject to the Listing Rules and the Corporations Act, the Company may, by resolution of the Directors, implement a Dividend Reinvestment Plan on such terms and conditions as are referred to in the resolution and which plan provides for any dividend which the Directors may declare from time to time under clause 21 and payable on Shares which are participating Shares in the Dividend Reinvestment Plan, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, to be applied by the Company to the payment of the subscription price of ordinary fully paid Shares.

24.2 Amendment and Revocation

Any resolution passed by the Company in general meeting pursuant to clause 24.1 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

25. NOTICES

25.1 Service

A notice may be given by the Company to any Shareholder either by:

(a) serving it on him or her personally; or

(b) by sending it by post to the Shareholder at his or her address as shown in *the Register of Shareholders or the address supplied by the Shareholder to* the Company for the giving of notices to this person. Notices to Shareholders whose registered address is outside Australia shall be sent by airmail or, where applicable, by the means provided for by clause 25.7; or

(c) be sending it to the fax number or electronic address (if any) nominated by the member.

25.2 Deemed receipt of Notice

A notice will be deemed to be received by a Shareholder when:

(a) where a notice is served personally, service of the notice shall be deemed to be effected when hand delivered to the member in person;

(b) where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected, in the case of a notice of a meeting, on the date after the date of its posting and, in any other case, at the time at which the letter would be delivered in the ordinary course of post;

(c) where a notice is sent by facsimile, service of the notice shall be deemed to

be effected upon confirmation being received by the Company that all pages of the notice have been successfully transmitted to the member's facsimile machine at the facsimile number nominated by the member; and

(d) where a notice is sent to an electronic address by electronic means, service of the notice shall be deemed to be effected once sent by the Company to the electronic address nominated by the member (regardless of whether or not the notice is actually received by the member).

25.3 Notice to Joint Holders

A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder first named in the Register of Shareholders in respect of the Share.

25.4 Notices to Personal Representatives and Others

A notice may be given by the Company to a person entitled to a Share in consequence of the death or bankruptcy of a Shareholder by serving it on him or her or by sending it to him or her by post addressed to the person by name or by the title or representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) supplied for the purpose by the person or, if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy has not occurred.

25.5 Persons Entitled to Notice

Notice of every general meeting shall be given to:

(a) every Shareholder;

(b) every person entitled to a Share in consequence of the death or bankruptcy of a Shareholder who, but for his death or bankruptcy, would be entitled to receive notice of the meeting;

(c) every Director or Alternate Director;

(d) the auditor for the time being of the Company; and

(e) if the Company has issued and there are currently any Listed Securities, the Home Branch.

No other person is entitled to receive notices of general meetings.

25.6 Change of Address

The Company shall acknowledge receipt of all notifications of change of address by Shareholders.

25.7 Incorrect Address

Where the Company has bona fide reason to believe that a Shareholder is not known at his or her registered address, and the Company has subsequently made an enquiry in writing at that address as to the whereabouts of the Shareholder and this enquiry either elicits no response or a response indicating that the Shareholder

or his present whereabouts are unknown, all future notices will be deemed to be given to the Shareholder if the notice is exhibited in the Registered Office (or, in the case of a member registered on a Branch Register, in a conspicuous place in the place where the Branch Register is kept) for a period of 48 hours (and shall be deemed to be duly served at the commencement of that period) unless and until the Shareholder informs the Company of a new address to which the Company may send him notices (which new address shall be deemed his registered address).

26. WINDING UP

26.1 Distribution in Kind

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set a value as the liquidator considers fair upon any property to be so decided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

26.2 Trust for Shareholders

The liquidator may, with the authority of a special resolution, vest the whole or any part of any property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Shareholder is compelled to accept any Shares or other securities in respect of which there is any liability.

26.3 Distribution in Proportion to Shares Held

Subject to the rights of Shareholders (if any) entitled to Shares with special rights in a winding-up and the Corporations Act all monies and property that are to be distributed among Shareholders on a winding-up, shall be distributed in proportion to the Shares held by them respectively, irrespective of the amount paid-up or credited as paid-up on the Shares.

26.4 Order for winding up

Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to Shareholders, Shares classified by ASX as Restricted Securities at the time of the commencement of the winding up shall rank in priority after all other Shares.

27. INDEMNITIES AND INSURANCE

27.1 Liability to Third Parties

The Company:

(a) indemnifies and agrees to keep indemnified every director, principal executive officer or secretary of the Company;

(b) may, by deed, indemnify or agree to indemnify an officer (other than a director, principal executive officer or secretary) of the Company,

against a liability to another person, other than the Company or a related body corporate of the Company, PROVIDED THAT:

(c) the provisions of the Corporations Act (including, but not limited to, Chapter 2E) are complied with in relation to the giving of the indemnity; and

(d) the liability does not arise in respect of conduct involving a lack of good faith on the part of the officer.

27.2 Defending Proceedings

The Company:

(a) hereby indemnifies and agrees to keep indemnified every director, principal executive officer and secretary of the Company; and

(b) may, by deed, indemnify or agree to indemnify an officer of the Company (other than a director, principal executive officer or secretary);

out of the property of the Company in relation to the period during which that officer held his or her office against a liability for costs and expenses incurred by that officer in that capacity:

(c) in defending proceedings, whether civil or criminal, in which:

(i) judgment is given in favour of that officer; or

(ii) that officer is acquitted; or

(d) in connection with an application in relation to any proceedings referred to in clause 27.2(c) in which relief is granted to that officer by the Court under the Corporations Act.

27.3 Insurance

The Company or a related body corporate of the Company may pay, or agree to pay, a premium under a contract insuring an officer in relation to the period during which that officer held that office, including in respect of a liability for costs and expenses incurred by a person in defending civil or criminal proceedings whether or not the officer has successfully defended himself or herself in these proceedings, provided that:

(a) the provisions of the Corporations Act (including, but not limited to, Chapter 2E) are complied with in relation to the payment of the premium; and

(b) the liability does not arise out of conduct involving a wilful breach of duty to the Company or a contravention of Sections 184(2) or (3) of the Corporations Act.

27.4 Disclosure

Subject to any exception provided for in the Corporations Act, full particulars of the Company's indemnities and insurance premiums in relation to the officers must be included each year in the Directors' Report.

27.5 Definition

For the purposes of this clause 27, "officer" means:

(a) a director, secretary or executive officer of the Company, whether past, present or future by whatever name called and whether or not validly appointed to occupy or duly authorised to act in such a position; and

(b) any person who by virtue of any applicable legislation or law is deemed to be a director or officer of the Company, including without limitation, the persons defined as an officer of a company by Section 9 of the Corporations Act.

Nothing in this clause 27 precludes the Company from indemnifying employees (other than officers) and consultants or sub-contractors where the Directors consider it is necessary or appropriate in the exercise of their powers to manage the Company.

28. DIRECTORS ACCESS TO INFORMATION

Where the Directors consider it appropriate, the Company may:

(a) give a former Director access to certain papers, including documents provided or available to the Directors and other papers referred to in those documents; and

(b) bind itself in any contract with a Director or former Director to give the access.

29. OVERSEAS SHAREHOLDERS

Each Shareholder with a registered address outside Australia acknowledges that, with the approval of the Home Branch, the Company may, as contemplated by the Listing Rules, arrange for a nominee to dispose of any of its entitlement to participate in any issue of Shares or Share Options by the Company to Shareholders.

30. LOCAL MANAGEMENT

30.1 Local Management

The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality whether in or outside the State in such manner as it thinks fit and the provisions contained in clauses 30.2, 30.3 and 30.4 shall be without prejudice to the general powers conferred by this clause 30.1.

30.2 Local Boards or Agencies

The Directors may at any time and from time to time establish any local boards or agencies for managing any of the affairs of the Company in any specified locality and appoint any persons to be Shareholders of a local board or any managers or agents and may fix their remuneration. The Directors may from time to time and at any time delegate to any person so appointed any of the powers, authorities and discretions for the time being vested in the Directors other than the power of making calls and may authorise the Shareholders for the time being of any local board or any of them to fill up any vacancies on a local board and to act notwithstanding vacancies. This appointment or delegation may be made on the terms and subject

[redacted]

to the conditions that the Directors think fit and the Directors may at any time remove any person so appointed and may annul or vary any or all of this delegation.

30.3 Appointment of Attorneys

The Directors may at any time and from time to time by power of attorney under the Company's seal appoint any person or persons to be the attorney or attorneys of the Company for purposes and with powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the clause) and for the period and subject to the conditions that the Directors may from time to time think fit. This appointment may (if the Directors think fit) be made in favour of the Shareholders or any of the Shareholders of any local board established under clause 30.2 or in favour of any company or of the Shareholders, directors, nominees or managers of any company or firm or in favour of any fluctuating body of persons whether or not nominated directly by the Directors. The power of attorney may contain any provisions for the protection or convenience of persons dealing with such attorney or attorneys that the Directors think fit.

30.4 Authority of Attorneys

Any such delegates or attorneys as appointed under this Constitution may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

31. DISCOVERY

Save as provided by the Corporations Act or the Listing Rules no Shareholder shall be entitled to require discovery of any information in respect of any details of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or technical process which may relate to the business of the Company and which in the opinion of the Directors it would be expedient in the interests of the Shareholders of the Company to communicate.

32. SALE OF THE COMPANY'S MAIN UNDERTAKING

For so long only as any of the securities of the Company are Listed Securities then, notwithstanding anything to the contrary contained in this Constitution, any sale or disposal of the Company's main undertaking shall be conditional upon approval by an ordinary resolution of the Shareholders.

33. COMPLIANCE (OR INCONSISTENCY) WITH THE LISTING RULES

If the Company is admitted to the Official List of ASX, the following clauses apply:

(a) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does

not contain such a provision, this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of inconsistency.

34. CONSISTENCY WITH CHAPTER 2E OF THE CORPORATIONS ACT

34.1 Requirements of Chapter 2E

Notwithstanding any other provision to the contrary contained in this Constitution:

(a) the Company shall not give a financial benefit to a related party except as permitted by Chapter 2E of the Corporations Act;

(b) all notices convening general meetings for the purposes of Section 208 of the Corporations Act shall comply with the requirements of Sections 217 to 227 of the Corporations Act;

(c) all meetings convened pursuant to Section 221 shall be held in accordance with the requirements of Section 225 of the Corporations Act; and

(d) no holder of Shares or person on their behalf shall be entitled to vote or vote on a proposed resolution under Part 2E.1 of the Corporations Act if that holder of Shares is a related party of the public company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

34.2 Definitions

For the purposes of this clause 34 the terms:

(a) "financial benefit" and "related party" shall have the meanings given or indicated by Part 2E.1 and Part 2E.2 of the Corporations Act"; and

(b) "associate" shall have the meaning given to it in Division 2 of Part 1.2 of the Corporations Act.

35. INADVERTENT OMISSIONS

If for some formality required by this Constitution is inadvertently omitted or is not carried out the omission does not invalidate any resolution, act, matter or thing which but for the omission would have been valid unless it is proved to the satisfaction of the Directors that the omission has directly prejudiced any Shareholder financially. The decision of the Directors is final and binding on all Shareholders.

36. PARTIAL TAKEOVER PLEBISCITES

36.1 Resolution to Approve Off-Market Bid

Where offers have been made under an off-market bid in respect of Shares included in a class of Shares in the Company:

(a) the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the off-market bid is prohibited unless and until a resolution (in this clause 36.1 referred to as a "**prescribed resolution**") to approve the off-market bid is passed in accordance with the provisions of this Constitution;

(b) (i) a person (other than the offeror or a person associated with the offeror) who, as at the end of the day on which the first offer under the off-market bid was made, held Shares included in that class is entitled to vote on a prescribed resolution and, for the purposes of so voting, is entitled to one vote for each of the last-mentioned Shares;

(ii) the offeror or a person associated with the offeror is not entitled to vote on a prescribed resolution; and

(iii) a prescribed resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; and

(c) a prescribed resolution, being a resolution that has been voted on, is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half, and otherwise is taken to have been rejected.

36.2 Meetings

(a) The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with modifications as the circumstances require, in relation to a meeting that is convened pursuant to this clause 36.2 as if the last mentioned meeting was a general meeting of the Company.

(b) Where takeover offers that have been made under an off-market bid, the Directors are to ensure that a resolution to approve the off-market bid is voted on in accordance with this clause 36 before the relevant day in relation to the off-market bid.

36.3 Notice of Resolution

Where a resolution to approve an off-market bid is voted on in accordance with this clause 36 in relation to the off-market bid, before the relevant day in relation to the off-market bid, the Company is, on or before the relevant day:

(a) to give the offeror; and

(b) to serve on each notifiable securities exchange in relation to the Company;

a notice in writing stating that a resolution to approve the off-market bid has been voted on and that the resolution has been passed, or has been rejected, as the case requires.

36.4 Takeover Resolution Deemed Passed

Where, at the end of the day before the relevant day in relation to the off-market bid under which offers have been made, no resolution to approve the off-market bid has been voted on in accordance with this clause 36, a resolution to approve the off-market bid is to be, for the purposes of this clause 36, deemed to have been passed in accordance with this clause 36.

36.5 Takeover Resolution Rejected

Where a resolution to approve an off-market bid under which offers have been made is voted on, in accordance with this clause 36, before the relevatnt day in relation to the off-market bid and is rejected, then:

(a) notwithstanding Section 652A of the Corporations Act, all offers under the off-market bid that have not as at the end of the relevant day, been accepted, and all offers (in this clause 36.5 referred to as the "**accepted offers**") under the off-market bid that have not been accepted and from whose acceptance binding contracts have not, at the end fot he relevant day, resulted, are deemed to be withdrawn at the end of the relevant day;

(b) the offeror is, forthwith after the end of the relevant day, to return to each person who has accepted any of the accepted offers any documents that were sent by the person to the offeror with the acceptance of the offer;

(c) the offeror is entitled to rescind, and is required, forthwith after the end of the relevant day, to rescind, each contract resulting from the acceptance of an offer made under the off-market bid; and

(d) a person who has accepted an offer made under the off-market bid is entitled to rescind the contract (if any) resulting from the acceptance.

36.6 Renewal

This clause 36 ceases to have effect on the third anniversary of the date of the adoption of the last renewal of this clause 36.

37. TRANSITIONAL

37.1 Provisions Relating to Official Quotation of Securities

Subject to clause 37.2 the provisions of this Constitution which relate to the official quotation of the Company's securities on ASX ("Official Quotation"), including but not limited to clauses which refer to ASX, the Listing Rules, the ASTC Settlement Rules, the Home Exchange, CHESS, Restricted Securities or Listed Securities shall not come into effect until such time as the Company is admitted to the official list of entities that ASX has admitted and not removed.

37.2 Severance

To the extent that any of the provisions of this Constitution referred to in clause 37.1

above can continue to have effect following severance of the matters relating to Official Quotation, then such provisions shall be valid and effectual, notwithstanding clause 37.1, as from the date of adoption of this Constitution by special resolution of the members of the Company.

SCHEDULE 1

(Clause 2.4)

PREFERENCE SHARES

1. In this schedule, unless the context otherwise requires:

Dividend Date means, in relation to a Preference Share, a date specified in the Issue Resolution on which a Dividend in respect of that Preference Share is payable.

Dividend Rate means, in relation to a Preference Share, the term specified in the Issue Resolution for the calculation of the amount of Dividend to be paid in respect of that Preference Share on any Dividend Date, which calculation may be wholly or partly established by reference to an algebraic formula.

Franked Dividend has the same meaning ascribed to it in Section 160APA of the Tax Act.

Issue Resolution means the resolution specified in clause 4 of this schedule.

Preference Share means a preference share issued under clause 2.5.

Redeemable Preference Share means a Preference Share which the Issue Resolution specified as being, or being at the option of the Company to be, liable to be redeemed.

Redemption Amount means, in relation to a Redeemable Preference Share, the amount specified to be paid on redemption of the Redeemable Preference Share.

Redemption Date means, in relation to a Redeemable Preference Share, the date specified in the Issue Resolution for the redemption of that Preference Share.

Tax Act means the Income Tax Assessment Act 1936.

2. Each Preference Share confers upon its holder:

(a) the right in a winding up to payment in cash of the capital (including any premium) then paid up on it, and any arrears of Dividend in respect of that Preference Share, in priority to any other class of Shares;

(b) the right in priority to any payment of Dividend to any other class of Shares to a cumulative preferential Dividend payable on each Dividend Date in relation to that Preference Share calculated in accordance with the Dividend Rate in relation to that Preference Share; and

(c) no right to participate beyond the extent elsewhere specified in clause 2 of this schedule in surplus assets or profits of the Company, whether in a winding up or otherwise.

3. Each Preference Share also confers upon its holder the same rights as the holders of ordinary Shares to receive notices, reports, audited accounts and balance sheets of

the Company and to attend general meetings and confers upon its holder the right to vote at any general meeting of the Company in each of the following circumstances and in no others:

(a) during a period during which a dividend (or part of a dividend) in respect of the Preference Share is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attached to the Preference Share;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking; and

(g) during the winding up of the Company.

4. The Board may only allot a Preference Share where by resolution it specifies the Dividend Date, the Dividend Rate, and whether the Preference Share is or is not, or at the option of the Company is to be, liable to be redeemed, and, if the Preference Share is a Redeemable Preference Share, the Redemption Amount and Redemption Date for that Redeemable Preference Share and any other terms and conditions to apply to that Preference Share.

5. The Issue Resolution in establishing the Dividend Rate for a Preference Share may specify that the Dividend is to be one of:

(a) fixed;

(b) variable depending upon any variation of the respective values of any factors in an algebraic formula specified in the Issue Resolution; or

(c) variable depending upon such other factors as the Board may specify in the Issue Resolution,

and may also specify that the Dividend is to be a Franked Dividend or not a Franked Dividend.

6. Where the Issue Resolution specifies that the Dividend to be paid in respect of the Preference Share is to be a Franked Dividend the Issue Resolution may also specify:

(a) the extent to which such Dividend is to be franked (within the meaning of the Tax Act); and

(b) the consequences of any Dividend paid not being so franked, which may include a provision for an increase in the amount of the Dividend to such an extent or by reference to such factors as may be specified in the Issue Resolution.

7. Subject to the Corporations Act, the Company must redeem a Redeemable Preference Share on issue:

   (a) on the specified date where the Company, at least 15 Business Days before that date, has given a notice to the holder of that Redeemable Preference Share stating that the Redeemable Preference Share will be so redeemed on the specified date; and

   (b) in any event, on the Redemption Date,

   but no Redeemable Preference Share may be redeemed and no notice of redemption may be given before the second anniversary of the date upon which that Redeemable Preference Share is issued.

8. The certificate issued by the Company in relation to any Preference Share must specify in relation to that Preference Share:

   (a) the date of issue of the Preference Share;

   (b) the Dividend Rate and Dividend Dates;

   (c) whether the Preference Share is a Redeemable Preference Share and if it is:

      (i) the Redemption Amount and Redemption Date; and

      (ii) the conditions of redemption (if any);

   (d) the conditions of participation (if any) in respect of the Preference Share set out in clause 3 of this schedule; and

   (e) any other matter the Board determines.

9. On redemption of a Redeemable Preference Share, the Company, after the holder has surrendered to the Company the certificate in respect of that Redeemable Preference Share, must pay to the holder the Redemption Amount in cash, by cheque or in any other form that the holder agrees to in writing.

PRYME OIL AND GAS

PRYME OIL AND GAS LTD
ABN 75 117 387 354

NOTICE OF GENERAL MEETING

TIME: 11.00am EST

DATE: 20th July 2006

PLACE: The Oak Room
Level 4 The Brisbane Club
241 Adelaide Street, Brisbane, Queensland
(Entrance via Brisbane Club Tower, Post Office Square (Queen Street Level)

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (08) 9489 7010

CONTENTS PAGE

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The General Meeting of the Shareholders of Pryme Oil and Gas Ltd which this Notice of Meeting relates to will be held at 11.00am EST on the 20th July 2006 at:

The Oak Room level 4 The Brisbane Club, 241 Adelaide Street, Brisbane, Qld

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and:

(a) send the proxy form by post to Pryme Oil and Gas Limited, GPO Box 111, Brisbane Queensland 4001; or

(b) fax the proxy form to the Company on facsimile number (07) 3371 1105,

so that it is received not later than 11.00am EST on 18th July 2006

Proxy forms received later than this time will be invalid.

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders of Pryme Oil and Gas Ltd will be held at the Oak Room level 4 the Brisbane Club, 241 Adelaide Street, Brisbane Qld 4001 at 11.00am EST on 20th July 2006.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Statement and the proxy form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company on 18th July 2006 at 11.00am EST.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

RESOLUTION 1 - ISSUE OF OPTIONS TO FIRST CAPITAL CORPORATE LTD

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of Section 203 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the directors to allot and issue 3,500,000 options to acquire Shares to First Capital Corporate Ltd (or its nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by First Capital Corporate Ltd or any of its associates.

RESOLUTION 2 - GRANT OF OPTIONS UNDER DIRECTORS INCENTIVE OPTION PLAN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purposes of ASX Listing Rule 7.1 (exception 9) and for all other purposes, approval is given for the Directors to grant options to acquire Shares under the Company's Directors' Incentive Option Plan (**DIOP**), in accordance with the terms and conditions of the DIOP the principal terms of which are summarised in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by a director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company) and any associates of those persons.

RESOLUTION 3 - ISSUE OF SHARES UNDER DIRECTORS SHARE INCENTIVE PLAN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purposes of ASX Listing Rule 7.1 (exception 9) and for all other purposes, approval is given for the Directors to grant Shares under the Company's Directors Share Incentive Plan (**DSIP**) in accordance with the terms and conditions of the DSIP, a summary of which is set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by a director of the Company (except one who is ineligible to participate in any

employee incentive scheme in relation to the Company) and any associates of those persons.

RESOLUTION 4 – ISSUE OF SECURITIES TO JOHN DICKINSON

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.14 and for all other purposes approval is given for the directors to allot and issue to John Dickinson (or his nominee):*
>
> *(a) 1,380,000 Shares under the Company's DSIP; and*
>
> *(b) 3,450,000 options to acquire Shares under the terms of the Company's DIOP,*
>
> *on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by John Dickinson (or any director of the Company except one who is ineligible to participate in any employee incentive scheme in relation to the Company) or any associates of those persons.

RESOLUTION 5 – ISSUE OF SECURITIES TO JUSTIN PETTETT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.14 and for all other purposes approval is given for the directors to allot and issue to Justin Pettett (or his nominee):*
>
> *(a) 2,000,000 Shares under the Company's DSIP; and*
>
> *(b) 5,000,000 options to acquire Shares under the terms of the Company's DIOP,*
>
> *on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Justin Pettett (or any director of the Company except one who is ineligible to participate in any employee incentive scheme in relation to the Company) or any associates of those persons.

RESOLUTION 6 – ISSUE OF SECURITIES TO RYAN MESSER

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.14 and for all other purposes approval is given for the directors to allot and issue to Ryan Messer (or his nominee):*
>
> *(a) 1,380,000 Shares under the Company's DSIP; and*

(b) *3,450,000 options to acquire Shares under the terms of the Company's DIOP,*

on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this resolution by Ryan Messer (or any director of the Company except one who is ineligible to participate in the DSIP or the DIOP) or any associates of those persons.

RESOLUTION 7 – ISSUE OF OPTIONS TO CRAIG SCEROLER

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the directors to allot and issue up to 500,000 options to acquire Shares to Craig Sceroler (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Craig Sceroler (or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed) and any associates of those persons.

RESOLUTION 8 – ISSUE OF OPTIONS TO JAMES STEWART

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the directors to allot and issue up to 250,000 options to acquire Shares to James Stewart (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by James Stewart (or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed) and any associates of those persons.

RESOLUTION 9 – ISSUE OF OPTIONS TO WAVE EXPLORATION GROUP LLC

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the directors to allot and issue 250,000 options to acquire Shares to Wave Exploration Group LLC (or its nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Wave Exploration Group LLC (or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed) and any associates of those persons.

RESOLUTION 10 – ISSUE OF OPTIONS TO DON ELLISON

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the directors to allot and issue 250,000 options to acquire Shares to Don Ellison (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Andrew Price (or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed) and any associates of those persons.

RESOLUTION 11 – ISSUE OF OPTIONS TO BELLE OIL INC

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the directors to allot and issue 250,000 options to acquire Shares to Belle Oil Inc on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Belle Oil Inc (or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed) and any associates of those persons.

RESOLUTION 12 – PLACEMENT OF SHARES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the Directors to allot and issue:*
>
> *(a) 15,000,000 Shares at an issue price of not less than 80% of the average market price for Shares each, calculated over the last 5 trading days prior to issue or, if there is a prospectus relating to the issue, calculated over the last 5 days on which sales in the Shares were recorded before the date the prospectus was signed; together with*
>
> *(b) free attaching options on the basis of 1 option for every 2 Shares issued pursuant to part (a) of this resolution,*
>
> *by means of a placement to investors and otherwise, on the terms set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

DATED THIS 19th DAY OF JUNE 2006

BY ORDER OF THE BOARD



JUSTIN PETTETT
MANAGING DIRECTOR
PRYME OIL AND GAS LTD

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the General Meeting to be held at the Oak Room level 4 the Brisbane Club, 241 Adelaide Street, Brisbane Qld 4000 on 20th of July 2006 at 11.00am EST.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolution in the Notice of Meeting.

This Explanatory Statement is an important document. It should be read carefully. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

1. RESOLUTION 1 - ISSUE OF OPTIONS TO FIRST CAPITAL CORPORATE LTD

1.1 General

FCCL is a company in which Mr Ananda Kathiravelu holds a relevant interest. FCCL provides marketing, promotional, strategic advice and introduction to investor network services to the Company. In consideration for the provision of those services the Board (other than Mr Kathiravelu) has agreed subject to obtaining shareholder approval, to grant 3,500,000 options (**FCCL Options**) on the terms and conditions set out below.

FCCL is a related party of the Company by virtue of the fact that it is controlled by a director of the Company, Mr Ananda Kathiravelu. The grant of the FCCL Options requires shareholder approval under Listing Rule 10.11 and Section 208 of the Corporations Act.

1.2 Valuation of options

The FCCL Options have been valued using the Black & Scholes pricing model and on the assumptions described in Schedule 4 of this Explanatory Statement.

1.3 Trading price of Shares

Between the date the Shares were listed on ASX (20 April 2006) to the date of this Notice the highest, lowest and latest trading price of Shares on ASX were:

Highest	$0.30 on 5 June 2006
Lowest	$0.23 on 21 April 2006
Last	$0.26 on 16 June 2006

1.4 Shareholder Approvals Required - Chapter 2E of the Corporations Act and ASX Listing Rule 10.11

Shareholder approval is required under Chapter 2E of the Corporations Act and ASX Listing Rule 10.11 for the grant of the FCCL Options to FCCL

because it is a related party of the Company by virtue of Mr Kathiravelu, a director of the Company, also being a controller of FCCL.

For the purposes of sections 217 to 227 of the Corporations Act and ASX Listing Rule 10.13, the following information is provided to allow shareholders to assess the proposed grant of the FCCL Options:

(a) the maximum number of FCCL Options (being the nature of the financial benefit being provided) to be granted to FCCL is 3,500,000 FCCL Options to vest in 3 tranches in accordance with their terms;

(b) the FCCL Options will be granted for nil cash consideration, accordingly no funds will be raised from the grant of the FCCL Options;

(c) the value of the FCCL Options and the pricing methodology is set out in Schedule 4 to this Explanatory Statement;

(d) Mr Kathiravelu receives a total remuneration package from the Company of $20,000 per year plus superannuation. Mr Kathiravelu has not received any other emoluments from the Company;

(e) FCCL and Mr Kathiravelu currently have an interest in the following securities in the Company:

	Shares	**Options***
FCCL	4,687,500	Nil
Ananda Kathiravelu	40,000	Nil

(f) if the FCCL Options granted to FCCL are exercised, a total of 3,500,000 Shares would be allotted and issued. This will increase the number of Shares on issue from 50,900,000 to 54,400,000 (assuming that no other options are exercised and no other Shares issued) with the effect that the shareholding of existing Shareholders would be diluted as follows:

Related Party	Number of options to be issued	Issued Shares at the date of this Notice	Dilutionary effect if all options issued to FCCL are exercised
FCCL	3,500,000	50,900,000	6.43%

The market price for Shares during the term of the options would normally determine whether or not the options are exercised. If, at any time any of the options are exercised and the Shares are trading on ASX at a price that is higher than the exercise price of the options, there may be a perceived cost to the Company. Information on the trading history of the Shares on ASX in the past 12 months is set out above;

(g) the FCCL Options are exercisable as follows:

- 1,166,666 options are exercisable immediately;

- 1,166,666 options are exercisable from the time Share price trades on ASX at $0.30 calculated on the basis of a 5 trading day VWAP; and

- 1,166,667 options are exercisable from the time Share price trades on ASX at $0.35 calculated on the basis of a 5 trading day VWAP.

Once all of the conditions of exercise have been met, the FCCL Options are exercisable by no later than 5.00 pm (EST) on 30 June 2008 (Expiry Date) by completing an option exercise form and delivering it together with the payment for the number of Shares in respect of which the options are exercised to the registered office of the Company.

The other terms and conditions of the FCCL Options are set out in Schedule 1;

(h) the FCCL Options will be granted to FCCL no later than 1 month after the date of the meeting (or such later date as permitted by any ASX waiver or modification of the Listing Rules);

(i) the primary purpose of the issue of the FCCL Options is to provide consideration to FCCL for its services in providing marketing, promotions, strategic advice and for its introduction of the Company to investor networks. Given this purpose and bearing in mind the exercise terms of the options, the Directors (other than Mr Kathiravelu) do not consider that there are any significant opportunity costs to the Company or benefits forgone by the Company in issuing the options upon the terms proposed; and

(j) Mr Kathiravelu declines to make a recommendation to Shareholders in relation to Resolution 1 due to his material personal interest in the outcome of the resolution. The other Directors, who do not have a material interest in the outcome of Resolution 1, recommend that Shareholders vote in favour of Resolution 1. The Directors (other than Mr Kathiravelu) are not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the resolution.

Approval pursuant to Listing Rule 7.1 is not required in order to issue the options as approval is being obtained under Listing Rule 10.11. Accordingly, the issue of securities to FCCL will not be included in the 15% calculation for the purposes of Listing Rule 7.1.

2. RESOLUTIONS 2 AND 3 – ISSUE OF SECURITIES UNDER DIRECTORS' INCENTIVE OPTION PLAN AND DIRECTORS SHARE INCENTIVE PLAN

2.1 Background

As part of its review of appropriate remuneration for Directors of the Company (on achievement of listing of the Company on the ASX), the Board has agreed that it is appropriate to introduce the Directors' Incentive Option Plan (**DIOP**) and the Directors' Share Incentive Plan (**DSIP**).

The objectives of the DIOP and the DSIP are to recognise performance by the Directors in managing the Company's growth and market performance on achievement of specific performance targets during a 3 year performance period commencing from 1 July 2006 and ending on 30 June 2009 (**Performance Period**).

The Board will ensure that the Directors who are nominated to participate in the DIOP and DSIP perform strategic and management functions and contribute to the growth of the Company's business activities, particularly in the United States of America.

2.2 Requirement for shareholder approval

Under Listing Rule 7.1, a company must not issue or agree to issue, equity securities amounting to more than 15% of the issued capital in any rolling 12 month period without shareholder approval unless an exception applies. One of the exceptions is an issue of securities under an employee incentive scheme which was approved by shareholders no more than three years before the date of issue. The resolutions set out in Resolutions 2 and 3 of the notice of meeting seeks shareholder approval for the grant of options under the DIOP, and for the issue of Shares under the DSIP so they will not be included in the 15% limit referred to above.

2.3 Rules of the DIOP

A summary of the principal terms of the DIOP rules is set out in Schedule 2 to the Explanatory Statement. A summary of the principal terms of the DSIP rules is set out in Schedule 3 to the Explanatory Statement. A full copy of the DIOP rules and the DSIP rules is available on the Company's website, www.prymeoilandgas.com, or you may request a copy by sending an email to Justin@prymeoilandgas.com.

2.4 2006 Offer under the DIOP and DSIP to Directors

It is proposed that an initial offer will be made to the Directors described in Resolutions 4, 5 and 6 after shareholder approval is obtained at the Meeting. The proposed terms of the initial offers under the DIOP and DSIP are set out below in this Explanatory Statement.

It is envisaged that future offers under the DIOP and the DSIP may be made on different terms to those that apply to the proposed offers described in this Explanatory Statement.

3. RESOLUTIONS 4, 5 AND 6 – ISSUE OF SECURITIES TO JOHN DICKINSON, JUSTIN PETTETT AND RYAN MESSER

3.1 General

It is proposed that John Dickinson, the Chairman of the Company, Justin Pettett (the Managing Director of the Company) and Ryan Messer a director of the Company (**together the Participating Directors**) be entitled to participate in the DIOP and the DSIP. It is important to note that while John Dickinson and Ryan Messer are non-executive directors, they are both heavily involved in the Company's activities in the US, and the Board considers that their contribution is critical to the Company achieving the performance targets that have been set. As each of the Participating

Directors are a related party of the Company, it is considered appropriate to seek Shareholder approval to the issue of the Securities under the DIOP and the DSIP to the Participating Directors under Resolutions 4, 5 and 6.

3.2 Terms of Participation in the DIOP

The following is a summary of the key terms on which the Participating Directors will participate in the DIOP.

Form of Award and Performance Criteria

It is proposed that the Participating Directors will receive a total of 11,900,000 DIOP Options to be granted in three tranches on achievement of the following performance targets:

(a) on the Company achieving an increase, in the annual net operating income of the Company through the drilling of further development wells in the La Salle Parish Project by 25% (to AU$1,250,000 annually, calculated monthly) by 21 April 2007:

  (i) 759,000 DIOP Options to John Dickinson;

  (ii) 759,000 DIOP Options to Ryan Messer; and

  (iii) 1,100,000 DIOP Options to Justin Pettett;

(b) (i) 1,483,500 DIOP Options to John Dickinson;

  (ii) 1,483,500 DIOP Options to Ryan Messer; and

  (iii) 2,150,000 DIOP Options to Justin Pettett,

  on the Company achieving within the Performance Period, the following in aggregate:

  (i) completion of the 3D data acquisition (together with receipt of field tapes) and evaluation; and

  (ii) completion of the preparation stage required for preparation from the 3D data acquired of at least 10 drilling prospects in the South Central Louisiana seismic play; and

  (iii) a total of 1,000,000 cubic feet per day or oil equivalent net to the Company is produced (oil equivalent for this calculation is set at 6,000 cubic feet equals 1 barrel of oil);

(c) on the Company achieving an annualised EBIT (Earnings Before Interest and Tax) of AU$10,000,000 calculated monthly from the projects that the Company participates in within the Performance Period:

  (i) 1,207,500 DIOP Options to John Dickinson;

  (ii) 1,207,500 DIOP Options to Ryan Messer; and

  (iii) 1,750,000 DIOP Options to Justin Pettett.

Consequences of termination of appointment as director

If Participating Directors cease to be directors either because they are terminated by the Company or they resign, their entitlement to receive those options that have not been granted or issued because the relevant performance criteria has not been met, will lapse.

For those options that have been granted to the Participating Directors under the DIOP, upon termination, the Participating Directors will be entitled to retain those Options.

3.3 Terms of Participation in the DSIP

The following is a summary of the key terms on which the Participating Directors will participate in the DSIP.

Form of Award and Performance Criteria

It is proposed that the Participating Directors will receive the following Shares, on the Company achieving an annualised EBIT of AU$10,000,000 calculated monthly from the projects that the Company participates in within the Performance Period:

(a) 1,380,000 Shares to John Dickinson;

(b) 1,380,000 Shares to Ryan Messer; and

(c) 2,000,000 Shares to Justin Pettett.

Consequences of termination of appointment as director

The Participating Directors' appointment as a director of the Company may be terminated by the Company if they are in breach of their obligations as director. The Participating Directors may also resign as director of the Company.

Upon termination, the entitlement to receive Shares that have not been issued because the relevant performance criteria have not been met, will lapse.

For those Shares that have been granted to the Participating Directors under the DSIP, upon termination, the Participating Directors will be entitled to retain those Shares.

3.4 Shareholder Approvals Required - Chapter 2E of the Corporations Act and ASX Listing Rule 10.15A

Shareholder approval is required under Chapter 2E of the Corporations Act and ASX Listing Rule 10.14 for the issue of Securities to the Participating Directors because each of them is a director and each of them is therefore a related party of the Company.

For the purposes of sections 217 to 227 of the Corporations Act and ASX Listing Rule 10.15A, the following information is provided to allow shareholders to assess the proposed grant of the options:

(a) the maximum number of Securities (being the nature of the financial benefit being provided) to be granted to the Participating Directors is:

  (i) 1,380,000 Shares and 3,450,000 DIOP Options to John Dickinson;

  (ii) 1,380,000 Shares and 3,450,000 DIOP Options to Ryan Messer;

  (iii) 2,000,000 Shares and 5,000,000 DIOP Options to Justin Pettett;

(b) the Securities will be granted for nil consideration on achievement of the performance criteria set out above in this Explanatory Statement. Accordingly no funds will be raised from the grant of the Securities and no loan will be provided by the Company to the Participating Directors in respect of the acquisition of the Securities;

(c) the value of the DIOP Options and the pricing methodology is set out in Schedule 5 of this Explanatory Statement;

(d) the value of the Shares to be granted cannot be determined with certainty as this will depend on the market price of Shares at the time of issue. However based on the average market price of Shares calculated over the 5 trading days prior to the date of this Notice, the Shares have a value of $0.28 per Share;

(e) the Participating Directors currently have an interest in the following securities in the Company;

	Shares	**Options**
John Dickinson	1,700,000	Nil
Ryan Messer	1,700,000	Nil
Justin Pettett	1,755,000	Nil

(f) the Participating Directors currently receive the following remuneration and emoluments from the Company:

  (i) Mr Dickinson currently receives director's fees of $60,000 per year plus superannuation in director's fees;

  (ii) Mr Messer currently receives director's fees of $60,000 per year plus superannuation; and

  (iii) Mr Pettett currently receives director's fees of $80,000 per year plus superannuation;

The Participating Directors have not received any other emoluments from the Company;

(g) if the DIOP Options granted to the Participating Directors are exercised, a total of 11,900,000 Shares would be allotted and issued. This will increase the number of Shares on issue from

50,900,000 to 62,800,000 (assuming that no other options are exercised and no other Shares issued) with the effect that the shareholding of existing Shareholders would be as follows:

Director	Number of options to be issued	Issued Shares at the date of this Notice	Dilutionary effect if all options issued are exercised
John Dickinson	3,450,000	50,900,000	6.35%
Ryan Messer	3,450,000	50,900,000	6.35%
Justin Pettett	5,000,000	50,900,000	8.94%
Total effect if all Options are exercised	**11,900,000**	**50,900,000**	**18.95%**

The market price for Shares during the term of the options would normally determine whether or not the options are exercised. If, at any time any of the options are exercised and the Shares are trading on ASX at a price that is higher than the exercise price of the options, there may be a perceived cost to the Company. Information on the trading history of the Shares on ASX in the past 12 months is set out above in paragraph 1.3 of this Explanatory Statement;

(h) the DIOP Options are exercisable at 20 cents per option, on or before 30 June 2008 and the full terms and conditions of the DIOP Options are set out in Schedule 1;

(i) the Shares to be issued are fully paid ordinary shares in the Company and shall rank pari passu with existing Shares;

(j) the Securities will be granted to the Participating Directors no later than 3 years after the date of the meeting;

(k) the primary purpose for the issue of the Securities under the DIOP and the DSIP is to provide a market-linked incentive component in the remuneration package for the Participating Directors and for the future performance by the Participating Directors in managing the operations and strategic direction of the Company.

(l) in determining the performance criteria for each of the DIOP and the DSIP, and the number and type of the Securities to be awarded pursuant to the DIOP and the DSIP, the Board considered the market value of the performance targets that must be met before the Securities can be issued, the market price of the Shares and current market practice. In addition, the Board considers that the issue of Securities pursuant to the DIOP and DSIP as proposed (and set out in this Explanatory Statement) is reasonable given that the performance criteria will direct the Directors to specific performance targets for the Company, which aligns the interests of the Directors with those of shareholders;

(m) the Directors believe that the grant of Securities pursuant to the DIOP and DSIP provides cost effective consideration to the Participating Directors for their ongoing commitment and contribution to the Company in their respective roles as Directors of the Company. Given this purpose, the Directors do not consider that there are any opportunity costs to the Company or benefits foregone by the Company in granting the Securities upon the terms proposed;

(n) the Board acknowledges the grant of Securities to Mr Dickinson and Mr Messer is contrary to Recommendation 9.3 of the ASX Good Corporate Governance and Best Practice Recommendations. However, the Board considers the grant of Securities to Mr Dickinson and Mr Messer is reasonable in the circumstances, given that they both have significant experience in the oil and gas industry, and it is through their expertise, and contacts within the US oil and gas industry in which the Company operates, that will assist the Company in achieving its goals. The Board considers that the grant of Securities pursuant to the DIOP and DSIP aligns the interests of Mr Dickinson and Mr Messer with the interests of shareholders, whilst maintaining the Company's cash reserves;

(o) as the DIOP and DSIP are new plans, no Securities (and no rights to acquire Securities) have been issued under either the DIOP or the DSIP;

(p) as at the date of this Notice of Meeting no persons other than the Participating Directors are entitled to participate in either the DIOP or the DSIP;

(q) details of any Securities actually issued to the Participating Directors under the DIOP and the DSIP will be published in each annual report of the Company relating to the period in which such securities have been issued, and that approval for the issue of Securities to the Participating Directors was obtained under ASX Listing Rule 10.14;

(r) any additional persons referred to in ASX Listing Rule 10.14 who become entitled to participate in the DIOP and/or the DSIP after Resolutions 4, 5 and 6 are approved and who were not named in the Notice of Meeting will not participate in those plans until approval is obtained under ASX Listing Rule 10.14; and

(s) each of Mr Dickinson, Mr Pettett and Mr Messer decline to make a recommendation to Shareholders in relation to Resolutions 4, 5 and 6 respectively due to their respective material personal interest in the outcome of those Resolutions. Mr Kathiravelu, who does not have a material interest in the outcome of any of Resolutions 4, 5 or 6, recommends that Shareholders vote in favour of Resolutions 4, 5 and 6. The Directors are not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolutions 4, 5 and 6.

4. RESOLUTION 7 – ISSUE OF OPTIONS TO CRAIG SCEROLER

4.1 General

The Company is currently negotiating with Craig Sceroler for Craig to provide services to the Company for the management of the Company's operations in the US (**Sceroler Consultancy Agreement**). Under the proposed Sceroler Consultancy Agreement, the Company is considering paying a fee, together with the issue of up to 500,000 options exercisable at 20 cents each on or before 30 June 2008. As the Sceroler Consultancy Agreement has not been finalised as yet, the Company would like the flexibility to grant options, but will not necessarily grant all or any of them.

ASX Listing Rule 7.1 prohibits a listed company from issuing securities representing more than 15% of its issued capital in any 12 month period without obtaining shareholder approval.

Resolution 7 seeks approval for the issue of up to 500,000 Options to Craig Sceroler (or his nominee). If the resolution is approved then the issue of those options will not be counted in the Company's 15% capacity.

4.2 Technical Information Required by Listing Rule 7.1

The following information is provided pursuant to and in accordance with Listing Rule 7.3:

(a) the maximum number of Options to be issued is 500,000;

(b) the Options are to be issued in consideration for the provision of consultancy services to the Company pursuant to the Sceroler Consultancy Agreement and will be issued for no deemed cash consideration;

(c) the Options will be exercisable at 20 cents each on or before 30 June 2008. The full terms and conditions of the Options are set out in Schedule 1;

(d) the Options will be issued to Craig Sceroler (or his nominee) no later than 3 months (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) after the date of the Meeting, and it is anticipated that they will be issued as one allotment; and

(e) no cash funds will be raised from the issue of the Options. Any funds received from the exercise of the options will be used as working capital for the Company.

5. RESOLUTION 8 – ISSUE OF OPTIONS TO JAMES STEWART

5.1 General

The Company is currently negotiating with James Stewart for James to provide operational and management services to the Company in relation to the Company's activities in the US pursuant to a proposed consultancy agreement (**Stewart Consultancy Agreement**). Under the Stewart Consultancy Agreement, a fee is proposed to be paid, together with the

issue of up to 250,000 Options exercisable at 20 cents each on or before 30 June 2008. As the Stewart Consultancy Agreement has not been finalised as yet, the Company would like the flexibility to grant the options but will not necessarily grant all or any of them.

ASX Listing Rule 7.1 prohibits a listed company from issuing securities representing more than 15% of its issued capital in any 12 month period without obtaining shareholder approval.

Resolution 8 seeks approval for the issue of up to 250,000 Options to James Stewart (or his nominee). If the resolution is approved then the issue of those options will not be counted in the Company's 15% capacity.

5.2 Technical Information Required by Listing Rule 7.1

The following information is provided pursuant to and in accordance with Listing Rule 7.3:

(a) the maximum number of Options to be issued is 250,000;

(b) the options are to be issued in consideration for the provision of consultancy services to the Company pursuant to the Stewart Consultancy Agreement and will be issued for no deemed cash consideration;

(c) the Options will be exercisable at 20 cents each on or before 30 June 2008. The full terms and conditions of the Options are set out in Schedule 1;

(d) the Options will be issued to James Stewart (or his nominee) no later than 3 months (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) after the date of the Meeting, and it is anticipated that they will be issued as one allotment; and

(e) no cash funds will be raised from the issue of the Options. Any funds received from the exercise of the options will be used as working capital for the Company.

6. RESOLUTION 9 – ISSUE OF OPTIONS TO WAVE EXPLORATION GROUP LLC

6.1 General

Under the terms of a joint venture development agreement dated 15 May 2006, Wave Exploration Group LLC (**Wave Exploration**) and the Company agreed on the terms of a commercial relationship whereby Wave Exploration will provide the Company with introductions to participate in various 2D and 3D oil and gas prospects in the US, by funding the lease and option costs to secure the prospects. Under the terms of the joint venture development agreement the Company will receive 100 per cent of its funding capital back from third-party investors prior to the booking of a rig to drill the prospects. The Company will also share in 45 per cent of any cash profits, overrides or carried working interests for its seed-capital role in the project, with Wave Exploration receiving 55 per cent.

In consideration for the introductory services to be provided by Wave Exploration to the Company, the Company has agreed pursuant to the

joint venture development agreement to grant Wave Exploration 250,000 Options exercisable at 20 cents each on or before 30 June 2008.

ASX Listing Rule 7.1 prohibits a listed company from issuing securities representing more than 15% of its issued capital in any 12 month period without obtaining shareholder approval.

Resolution 9 seeks approval for the issue of 250,000 Options to Wave Exploration (or its nominee). If the resolution is approved then the issue of those options will not be counted in the Company's 15% capacity.

6.2 Technical Information Required by Listing Rule 7.1

The following information is provided pursuant to and in accordance with Listing Rule 7.3:

(a) the total number of Options to be issued is 250,000;

(b) the Options are to be issued as consideration for the introductory services provided by Wave Exploration to the Company pursuant to the joint venture development agreement and will be issued for no deemed cash consideration;

(c) the Options will be exercisable at 20 cents each on or before 30 June 2008. The full terms and conditions of the Options are set out in Schedule 1;

(d) the Options will be issued to Wave Exploration (or its nominee) no later than 3 months (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) after the date of the Meeting, and it is anticipated that they will be issued as one allotment; and

(e) no cash funds will be raised from the issue of the Options. Any funds received from the exercise of the Options will be used as working capital for the Company.

7. RESOLUTION 10 – ISSUE OF OPTIONS TO DON ELLISON

7.1 General

The Company has agreed to the issue of 250,000 Options to Don Ellison as consideration for his consultancy services in relation to petroleum engineering in respect of the Company's projects on a case by case basis.

ASX Listing Rule 7.1 prohibits a listed company from issuing securities representing more than 15% of its issued capital in any 12 month period without obtaining shareholder approval.

Resolution 10 seeks approval for the issue of 250,000 Options to Don Ellison (or his nominee). If the resolution is approved then the issue of those options will not be counted in the Company's 15% capacity.

7.2 Technical Information Required by Listing Rule 7.1

The following information is provided pursuant to and in accordance with Listing Rule 7.3:

(a) the total number of Options to be issued is 250,000;

(b) the Options will be issued for no deemed cash consideration as consideration for the consultancy services to be provided by Don Ellison to the Company;

(c) the Options will be exercisable at 20 cents each on or before 30 June 2008. The full terms and conditions of the Options are set out in Schedule 1;

(d) the Options will be issued to Don Ellison (or his nominee) no later than 3 months (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) after the date of the Meeting, and it is anticipated that they will be issued as one allotment; and

(e) no cash funds will be raised from the issue of the Options. Any funds received from the exercise of the options will be used as working capital for the Company.

8. RESOLUTION 11 – ISSUE OF OPTIONS TO BELLE OIL INC

8.1 General

The Company is currently negotiating an agreement in the nature of a joint venture with Belle Oil Inc (**Belle Oil**). The Company is considering offering to Belle Oil 250,000 options as consideration for future anticipated operational services provided by Belle Oil as follows:

(a) it is proposed that the 250,000 Options be granted and exercisable on the following conditions:

  (i) 166,666 Options on 6 wells being spudded in the existing Belle Oil operated fields that the Company has an interest in before 31 December 2006; and

  (ii) 27,778 Options to be issued on the spudding of each successive well up to a total of 9 development/step out wells in the existing Belle operated fields that Pryme has an interest in before 31 December 2006.

The Options will not be exercisable unless 4 of the 9 wells have been spudded in the North West Rogers Field wells.

As the agreement with Belle Oil has not been finalised, the Company may not grant any or all of the Options. The purpose for seeking shareholder approval to the issue of the Options to Belle Oil, is to give the Company the flexibility to do so, should the negotiations go well.

As noted above in this Explanatory Statement Resolution 11 seeks shareholder approval for the purposes of ASX Listing Rule 7.1. ASX Listing Rule 7.1 is summarised elsewhere in this Explanatory Statement. If the Resolution is approved then the issue of those options will not be counted in the Company's 15% capacity.

8.2 Technical Information Required by Listing Rule 7.1

The following information is provided pursuant to and in accordance with Listing Rule 7.3:

(a) the maximum number of Options to be issued is 250,000;

(b) the Options will be issued for no deemed cash consideration;

(c) the Options will be exercisable at 20 cents each on or before 30 June 2008. The full terms and conditions of the Options are set out in Schedule 1;

(d) the Options will be issued to Belle Oil Inc no later than 3 months (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) after the date of the meeting, and it is anticipated that they will be issued as one allotment; and

(e) no cash funds will be raised from the issue of the Options. Any funds received from the exercise of the options will be used as working capital for the Company.

9. RESOLUTION 12 – SHARE PLACEMENT

9.1 General

Resolution 12 seeks Shareholder approval for the allotment and issue of 15,000,000 Shares at an issue price of not less than 80% of the average market price for Shares, calculated on the basis of the 5 trading days prior to issue or, if there is a prospectus relating to the issue, calculated over the last 5 days on which sales in the Shares were recorded before the date the prospectus was signed, together with 1 free attaching Placement Option for every 2 Shares issued (**Placement**).

After payment of the costs of the Placement, the funds will be used to fund the ongoing 3D seismic costs in the south central Louisiana project, option and lease costs to secure prospects in the Wave Exploration projects and for general working capital.

The effect of Resolution 12 will be to allow the Directors to issue the Shares and Placement Options pursuant to the Placement during the period of 3 months after the Meeting (or a longer period, if allowed by ASX), without using the Company's annual 15% placement capacity.

It is intended that the Placement will be made pursuant to a prospectus or an offer information statement, and offered to investors (including the general public).

9.2 Technical Information Required by ASX Listing Rule 7.3

The following information is provided in relation to the Placement pursuant to and in accordance with Listing Rule 7.3:

(a) the maximum number of Shares to be issued is 15,000,000; the maximum number of Placement Options to be issued is 7,500,000 on the basis of 1 Placement Option for every 2 Shares issued;

(b) the Shares will each be issued at not less than 80% of the average market price for Shares calculated for the 5 trading days prior to the issue or, if there is a prospectus relating to the issue, calculated over the last 5 days on which sales in the Shares were recorded before the date the prospectus was signed;

(c) the Shares will rank equally with the Company's current issued Shares;

(d) the Shares and Placement Options will be issued no later than three (3) months after the date of the General Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) and it is intended that allotment will occur on the same date;

(e) the Directors will determine to whom the Shares (and attaching Placement Options) will be issued but these persons will not be related parties of the Company;

(f) the Placement Options to be issued pursuant to Resolution 12 will be exercisable at any time on or before 30th June 2008. The exercise price for each Placement Option will be not less than 80% of the average market price for Shares calculated for the 5 trading days prior to the issue or, if there is a prospectus relating to the issue, calculated over the last 5 days on which sales in the Shares were recorded before the date the prospectus was signed. The Placement Options will be otherwise exercisable on the terms and conditions set out in Schedule 1;

(g) the Shares are fully paid ordinary shares in the capital of the Company and will rank equally with the Company's current issued Shares; and

(h) the Company intends to use the funds raised from the Placement for the purposes set out in paragraph 9.1 above, budgeted as follows:

Ongoing 3D seismic costs in south central Louisiana	$2,250,000
Wave Exploration Group JV Prospects	$3,000,000
Total	**$5,250,000**

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of the ASX.

Company means Pryme Oil and Gas Ltd (ABN 75 117 387 354).

Corporations Act means the Corporations Act 2001 (Cth).

DIOP Option means an option granted under the Directors' Incentive Option Plan (described in section 2 of the Explanatory Statement) to acquire a Share, on the terms and conditions set out in the Explanatory Statement and Schedule 1.

Directors means the current directors of the Company.

EBIT means earnings before interest and tax.

Explanatory Statement means the Explanatory Statement to this Notice of Meeting.

FCCL means First Capital Corporate Limited (ABN 37 112 297 953).

Meeting means the meeting convened by the Notice.

Notice or **Notice of Meeting** means this notice of meeting including the Explanatory Statement.

Option means an option to acquire a Share on the terms and conditions set out in the Explanatory Statement and Schedule 1.

Placement Option means an option to acquire a Share on the terms and conditions set out in Schedule 1.

Securities mean Shares and options to acquire a Share.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Terms and conditions of options

The options entitle the holder to subscribe for ordinary fully paid shares in the capital of the Company on the following terms and conditions:

(a) The Options will expire at 5.00pm Australian Eastern Standard Time on 30 June 2008 (**Expiry Date**). Any Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(b) Each Option gives the Option holder the right to subscribe for one Share. To obtain the right given by each Option, the Option holder must exercise the Options in accordance with the terms and conditions of the Options.

(c) The exercise price payable upon exercise of each Option will be $0.20 Australian (**Exercise Price**).

(d) All or part of the Options may be exercised at any time prior to the Expiry Date, from time to time.

(e) An Option holder may exercise their Options by lodging with the Company, before the Expiry Date:

(i) a written notice of exercise of Options specifying the number of Options being exercised; and

(ii) a cheque or electronic funds transfer for the Exercise Price for the number of Options being exercised;

(**Exercise Notice**).

(f) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(g) Within 5 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Options specified in the Exercise Notice.

(h) All Shares allotted upon the exercise of Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will apply for quotation of the Options on ASX.

(j) The Company will also apply for quotation by ASX of all Shares allotted pursuant to the exercise of Options within 10 Business Days after the date of allotment of those Shares.

(k) In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company before the expiry of any Options, the number of Options to which an Option holder is entitled or the Exercise Price of the Options or both will be reconstructed (as appropriate) in accordance with the Listing Rules.

(l) An Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Option can be exercised.

(m) there are no participating rights or entitlements inherent in the Options and optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of the proposed issue notice of the new issue will be given to optionholders at least ten (10) business days before the record date. This will give optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

Summary of Pryme Oil and Gas Ltd's Directors' Incentive Option Plan

(a) Under Pryme Oil and Gas Ltd's Directors Incentive Option Plan (**DIOP**) the Board may, subject to obtaining shareholder approval required by law, offer to grant options (**Plan Options**) to a director of the Company or any associated company at the Board's discretion (**Eligible Director**) having regard to the Eligible Director's position, length of service, record of employment, potential contribution to the growth and profitability of the Company or an associated company and any other matter which the Board considers relevant.

(b) Following receipt of the offer, an Eligible Director may apply for Plan Options up to the number specified in the offer. No consideration is payable by an Eligible Director to the Company in respect of the grant of Plan Options.

(c) The exercise price payable on the exercise of a Plan Option shall be determined by the Board, in its absolute discretion, but shall not be less than 20 cents.

(d) The exercise period of each Plan Option shall be determined by the Board in its absolute discretion (**Exercise Period**). However, a Plan Option cannot be exercised after the fourth anniversary of the date on which it is granted (**Grant Date**).

(e) Notwithstanding paragraph (d), all Plan Options may be exercised:

(i) during a takeover period (as that term is defined in section 624 of the Corporations Act);

(ii) at any time after a change of shareholding has occurred which gives a person or an associated group of persons the ability in general meeting to replace all or a majority of the Board;

(iii) at any time after the announcement of a proposed capital reconstruction in relation to the Company, in the Board's absolute discretion following the occurrence announcement by the Company of an event that in the opinion of the Board is likely to lead to the Company being removed from the official list of ASX; and

(iv) in the Board's absolute discretion within 12 months in the event of the cessation of the Eligible Director's (in respect of whom Plan Options were granted) employment with a group Company as a result of the Eligible Director's position becoming redundant.

(f) All Shares issued upon the exercise of the Plan Options will upon the allotment rank pari passu with all existing Shares in the capital of the Company. If the Shares are quoted, the Company will apply for quotation by the ASX of all Shares allotted pursuant to the exercise of the Plan Options.

(g) The Board may determine in its discretion whether Plan Options will be quoted on ASX. If the Board determines that Plan Options are to be

quoted on ASX, the Company will apply for official quotation by ASX of the Plan Options.

(h) Plan Options will lapse on the fourth anniversary of their grant date.

(i) Subject to written approval by the Directors, a Plan Option may only be transferred by the holder of a Plan Option if the transfer is to the Director for whose benefit that Plan Option was originally granted.

(j) In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, then the number of Plan Options to which each holder of Plan Options is entitled or the exercise price of the Plan Options or both will be reconstructed in the manner required by the ASX Listing Rules.

(k) The holder of a Plan Option will only be permitted to participate in a pro rata issue to the holders of Shares on the prior exercise of the Plan Option. The Company must notify the holder of a Plan Option of the proposed issue at least 10 business days before the record date to determine entitlements to the pro rata issue.

(l) If the Company makes a bonus issue, the number of Shares over which a Plan Option is exercisable will not be increased by the number of Shares which the holder of the Plan Option would have received if the Plan Option had been exercised before the record date for the bonus issue.

(m) Subject to the ASX Listing Rules, the Directors may from time to time alter, delete or add to the provisions of the rules by an instrument in writing without obtaining the consent of Shareholders of the Company. Notwithstanding the foregoing, the Directors may only amend provisions of the rules, or any restrictions or other conditions relating to any Plan Option granted pursuant to the DIOP with retrospective effect after obtaining the prior approval of at least 50% of the holders of Plan Options who are affected by the retrospective amendment in relation to Plan Options previously granted to them.

SCHEDULE 3

Summary of Pryme Oil and Gas Ltd's Directors' Share Incentive Plan

(a) The Plan is open to directors of Pryme Oil and Gas Ltd (**Company**) or its subsidiaries who are determined by the Board to be eligible to participate in the Plan.

(b) Shares may be issued under the Plan.

(c) Participants will not be liable to make any payment for the Shares provided to them.

(d) The maximum number of Shares that may be provided to a Participant will be determined by the Board in its absolute discretion.

(e) The Performance Period will be determined by the Board in its absolute discretion.

(f) The Performance Criteria for each Performance Period will be determined by the Board in its absolute discretion prior to the commencement of the Performance Period.

(g) If a Participant ceases employment with the Group before Shares are provided to them, that Participant's right to be provided Shares (either in whole or in part) lapses immediately.

(h) If the Company makes a bonus issue of securities, the number of Shares to which a Participant may be entitled at the expiration of a Performance Period will not be increased by the number of Shares the Participant would have received if Shares had been issued before the record date for the bonus issue.

(i) If the Company makes an offer of securities pro-rata to all or substantially all holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price then the Board must endeavour to ensure that the pro-rata issue is taken into account in providing Shares to Participants at the expiration of the relevant Performance Period in a manner which is fair and equitable to the Participants.

(j) Each Share provided under the Plan confers on the holder the same right to participate in any new issues by the Company as that conferred by each other Share.

(k) If any reconstruction of the issued ordinary capital of the Company occurs, the number of Shares to which the Participant may be entitled will be adjusted to ensure that the Participant does not receive a benefit that holders of ordinary securities do not receive.

(l) The Board may, in its complete discretion, determine whether to provide to a Participant all or part of the Shares and any Adjustment Shares, having regard to performance against the Performance Criteria if:

    (i) a takeover bid is made for the Company and the bidder has or acquires a relevant interest in more than 20% of the voting shares in the Company; or

    (ii) in the reasonable opinion of the Board, another transaction is proposed under which control of the Company is likely to pass from the then existing shareholders.

(m) Shares provided to Participants will be issued directly to them by the Company.

(n) Unless otherwise determined by the Board, Shares provided under the Plan rank equally with other Shares on issue at the time those Shares are provided and carry the same rights and entitlements as those conferred by other Shares.

(o) The Plan will be administered by or on behalf of the Board in accordance with the Rules. The Board may use or delegate any power or discretion conferred by the Rules in the interests of, or for the benefit of, the Company. Under the Rules powers of the Board are exercisable by the Company's Nomination and Remuneration Committee or any other committee nominated by the Board in its place.

(p) Subject to the Listing Rules, the Board may amend the provisions of the Rules at any time. However, no amendment to the provisions of the Rules may reduce the rights of any Participant in respect of Shares provided under the Plan unless the amendment was introduced primarily to comply with or conform to any present or future laws or the Listing Rules, to correct a manifest mistake, or to reduce tax payable b either the Company or of Participants generally.

(q) The Board will ensure that all awards of Shares under the Plan are subject to shareholder approval.

SCHEDULE 4

Valuation of FCCL Options

The Company commissioned an independent valuation of the FCCL Options to be issued to FCCL pursuant to Resolution 1 (**FCCL Options**).

Using the theoretical Black & Scholes option model and based on the assumptions set out below, the FCCL Options were ascribed a value range, as follows:

		FCCL Options	
Indicative value per option (cents)	11.62 cents	14.09 cents	16.48 cents
Assumptions(1):			
Valuation date	9 June 2006	9 June 2006	9 June 2006
Share price	27 cents	27 cents	27 cents
Exercise price	20 cents	20 cents	20 cents
Expiry date	20 June 2008	30 June 2008	30 June 2008
Volatility	50%	75%	100%
Risk free interest rate	5.695%	5.695%	5.695%

Note (1): The valuation ranges noted above are not necessarily the market prices that the FCCL Options could be traded at and it is not automatically the market prices for taxation purposes.

In addition, in valuing the FCCL Options, the vesting conditions (noted in the Explanatory Statement) were taken into account, and no discount was applied.

SCHEDULE 5

Valuation of DIOP Options

The Company commissioned an independent valuation of the DIOP Options to be issued to the Participating Directors pursuant to Resolutions 4, 5 and 6.

Using the theoretical Black & Scholes option model and based on the assumptions set out below, the DIOP Options were ascribed a value range, as follows:

	DIOP Options		
Indicative value per option (cents)	14.75 cents	17.84 cents	20.53 cents
Assumptions(1):			
Valuation date	9 June 2006	9 June 2006	9 June 2006
Share price	27 cents	27 cents	27 cents
Exercise price	20 cents	20 cents	20 cents
Expiry date	20 June 2008	30 June 2008	30 June 2008
Volatility	50%	75%	100%
Risk free interest rate	5.695%	5.695%	5.695%

Note (1) - In addition, the above valuation takes into account the Performance Period, the performance criteria, and the consequences of termination of a director's appointment as director, as described in the Explanatory Statement. The valuation ranges noted above are not necessarily the market prices that the FCCL Options could be traded at and it is not automatically the market prices for taxation purposes.

In addition, under A-IFRS accounting standard, Share Based Payments no discount is applied to non-market based conditions. The Company will need to estimate at the date of grant the percentage possibility of each vesting condition being met and account for a fair value of the options that it believes will meet the vesting conditions in each year.

PROXY FORM
APPOINTMENT OF PROXY
PRYME OIL AND GAS LTD ABN 75 117 387 354

Appointment of Proxy
Pryme Oil and Gas Ltd ABN 75 117 387 354

I/We [   ]

being a Member of Pryme Oil and Gas Ltd entitled to attend and vote at the General Meeting, hereby

Appoint [   ]

Name of proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at the Brisbane Club, 241 Adelaide Street Brisbane Queensland on the 20th of July 2006 at 11.00am (EST) and at any adjournment thereof.

Voting on Business of the General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Issue of options to First Capital Corporate Ltd	☐	☐	☐
Resolution 2	Issue of options under the DIOP	☐	☐	☐
Resolution 3	Issue of Shares under the DSIP	☐	☐	☐
Resolution 4	Issue of Securities to John Dickinson	☐	☐	☐
Resolution 5	Issue of Securities to Justin Pettett	☐	☐	☐
Resolution 6	Issue of Securities to Ryan Messer	☐	☐	☐
Resolution 7	Issue of options to Craig Sceroler	☐	☐	☐
Resolution 8	Issue of options to James Stewart	☐	☐	☐
Resolution 9	Issue of options to Wave Exploration Group LLC	☐	☐	☐
Resolution 10	Issue of options to Don Ellison	☐	☐	☐
Resolution 11	Issue of options to Belle Oil Inc	☐	☐	☐
Resolution 12	Placement	☐	☐	☐

In relation to Resolutions 1 through 12, if the Chairman is to be your proxy and you do **not** wish to direct your proxy how to vote on this Resolution, please place a mark in this box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of the interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on Resolutions 1 through 12 and your votes will not be counted in computing the required majority if a poll is called on this Resolution. The Chairman intends to vote in favour of this Resolution.

YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY FORM IN RELATION TO THE RESOLUTION WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is ________%

Signed this   day of   2006
By:
Individuals and joint holders Companies (affix common seal if appropriate)

PRYME OIL AND GAS LTD
ABN 75 117 387 354

Instructions for Completing Appointment of Proxy' Form

1. A member entitled to attend and vote at a meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3. Corporate shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - 2 directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a Proxy Form will not prevent individual shareholders from attending the Meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the Meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the Meeting.

5. Where a Proxy Form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

pryme OIL AND GAS

20th July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RESULTS OF GENERAL MEETING

Pryme Oil and Gas Limited (**Company**) is pleased to advise that all of the resolutions considered at the General Meeting of shareholders held on 20 July 2006 were passed on a show of hands.

Proxies were received for 92 shareholders representing 28,296,688 shares, being 51.7% of the Company's issued shares.

In accordance with Section 251AA of the Corporations Act and Listing Rule 3.13.2 the details of each resolution are set out in the following proxy summary.

Resolution 1 – Issue of Options to First Capital Corporate Ltd

In Favour	Against	Abstention	Total
20,757,613	140,000	7,399,075	28,296,688

Resolution 2 – Issue of Options under Directors' Incentive Option Plan

In Favour	Against	Abstention	Total
22,981,688	180,000	5,135,000	28,296,688

Resolution 3 – Issue of Shares under Directors' Share Incentive Plan

In Favour	Against	Abstention	Total
24,681,688	180,000	5,135,000	28,296,688

Resolution 4 – Issue of Securities to John Dickinson

In Favour	Against	Abstention	Total
26,416,688	180,000	1,700,000	28,296,688

Resolution 5 – Issue of Securities to Justin Pettett

In Favour	Against	Abstention	Total
26,361,688	180,000	1,755,000	28,296,688

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

Resolution 6 – Issue of Securities to Ryan Messer

In Favour	Against	Abstention	Total
26,381,688	180,000	1,700,000	28,296,688

Resolution 7 – Issue of Options to Craig Sceroler

In Favour	Against	Abstention	Total
26,316,688	180,000	1,800,000	28,296,688

Resolution 8 – Issue of Options to James Stewart

In Favour	Against	Abstention	Total
26,466,688	180,000	1,650,000	28,296,688

Resolution 9 – Issue of Options to Wave Exploration Group LLC

In Favour	Against	Abstention	Total
28,166,688	130,000	0	28,296,688

Resolution 10 – Issue of Options to Don Ellison

In Favour	Against	Abstention	Total
28,166,688	130,000	0	28,296,688

Resolution 11 – Issue of Options to Belle Oil Inc

In Favour	Against	Abstention	Total
28,166,688	130,000	0	28,296,688

Resolution 12 – Placement

In Favour	Against	Abstention	Total
28,266,688	30,000	0	28,296,688

Yours faithfully

Justin Pettett
Managing Director